Exhibit 99.2

SEDAR+ Version

ORGANIGRAM GLOBAL INC.

- and -

AURORA CANNABIS INC.

ARRANGEMENT AGREEMENT

November 2, 2026

(ii)

ARTICLE 5 COVENANTS OF AURORA AND PURCHASER		35
5.1	Covenants of Aurora Regarding the Conduct of Business	35
5.2	Covenants of Purchaser Regarding the Conduct of Business	41
5.3	Mutual Covenants	43
5.4	Additional Covenants of Aurora	44
5.5	Additional Covenants of Purchaser	46
5.6	Regulatory Approvals	47
5.7	Purchaser Financing	48
5.8	Pre-Acquisition Reorganizations	52
5.9	Existing Employment Agreements	54

ARTICLE 6 CONDITIONS		54
6.1	Mutual Conditions Precedent	54
6.2	Additional Conditions Precedent to the Obligations of Purchaser	55
6.3	Additional Conditions Precedent to the Obligations of Aurora	56
6.4	Satisfaction of Conditions	56
6.5	Notice and Cure Provisions	57

ARTICLE 7 ADDITIONAL COVENANTS		57
7.1	Mutual Covenant Regarding Non-Solicitation	57
7.2	Notification of Acquisition Proposals	59
7.3	Responding to Acquisition Proposal and Superior Proposals	59
7.4	Right to Match	61
7.5	Purchaser Change in Recommendation	64
7.6	Access; Confidentiality	64
7.7	Disclosed Personal Information.	65
7.8	Insurance and Indemnification	65

ARTICLE 8 TERM, TERMINATION, AMENDMENT AND WAIVER		66
8.1	Term	66
8.2	Termination	66
8.3	Termination Fees and Expense Fees	69
8.4	Fees and Expenses	72

ARTICLE 9 GENERAL PROVISIONS		72
9.1	Amendment	72
9.2	Waiver	73
9.3	Third Party Beneficiaries	73
9.4	Financing Sources	73
9.5	Further Assurances	75
9.6	Notices	75
9.7	Governing Law	76
9.8	Injunctive Relief	77
9.9	Time of Essence	77
9.10	Entire Agreement, Binding Effect and Assignment	77
9.11	Severability	77
9.12	Rules of Construction	78
9.13	Counterparts, Execution	78

(iii)

Schedules:

Schedule A – Plan of Arrangement

Schedule B – Arrangement Resolution

Schedule C – Representations and Warranties of Aurora

Schedule D – Representations and Warranties of Purchaser

(iv)

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated November 2, 2026,

BETWEEN:

ORGANIGRAM GLOBAL INC., a corporation existing under the laws of Canada (“Purchaser”)

- and -

AURORA CANNABIS INC., a corporation existing under the laws of the Province of British Columbia (“Aurora”)

WHEREAS:

A.            Purchaser and Aurora wish to propose an arrangement involving the acquisition by Purchaser of all of the issued and outstanding Aurora Shares in exchange for the Consideration, consisting of a combination of cash and Purchaser Shares;

B.            The Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the BCBCA;

C.            Upon the effectiveness of the Arrangement, Aurora Shareholders will be entitled to receive, for each Aurora Share held, $3.75 in cash and 3.0431 Purchaser Shares, subject to the elections, maximum amounts and pro rating as set forth in the Plan of Arrangement;

D.            Purchaser has entered into a voting and support agreement with each of the directors of Aurora and each of the Aurora Executives, pursuant to which, among other things, such directors and Aurora Executives have agreed to vote all of the Aurora Shares held by them in favour of the Arrangement Resolution, on the terms and subject to the conditions set forth in such agreement;

E.            Aurora has entered into a voting and support agreement with the Purchaser Significant Shareholders, each of the directors of Purchaser and each of the Purchaser Executives, pursuant to which, among other things, the Purchaser Significant Shareholders, such directors and Purchaser Executives have each agreed to vote all of the Purchaser Shares held by them in favour of the Purchaser Resolution, on the terms and subject to the conditions set forth in such agreement; and

F.            The Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangements.

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

Article 1
INTERPRETATION

1.1	Defined Terms

As used in this Agreement, the following terms have the following meanings:

“Acquisition Proposal” means, with respect to a Party, other than the transactions contemplated by this Agreement and other than any transaction involving only that Party and/or one or more of its wholly-owned subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the other Party (or any of its affiliates or joint actors) (but including, for clarity, in the case of an Acquisition Proposal with respect to Aurora, Curaleaf or any Person or group of Persons acting jointly or in concert with Curaleaf) after the date of this Agreement relating to (whether in one transaction or a series of transactions): (i) any sale, disposition, alliance or joint venture (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of that Party and its subsidiaries or of 20% or more of the voting or equity securities of that Party and its subsidiaries (or rights or interests therein or thereto), taken as a whole; (ii) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities (including through securities convertible into or exercisable or exchangeable for voting or equity securities) of that Party or any of its subsidiaries; (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction involving that Party pursuant to which any Person or group of Persons would acquire, directly or indirectly, 20% or more of the voting or equity securities of that Party or the surviving or resulting entity or the resulting direct or indirect parent of that Party or the surviving or resulting entity, or assets of that Party representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue or earnings of that Party and its subsidiaries, taken as a whole; or (iv) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement, and for greater certainty, the Parties acknowledge and agree that the Existing Bid is an Acquisition Proposal with respect to Aurora (notwithstanding that the Existing Bid was made prior to the date of this Agreement), and any and each Amended Bid shall be deemed to be a new and distinct Acquisition Proposal for the purposes of this Agreement;

“Action” means, with respect to any Person, any litigation, legal action, lawsuit, claim, audit, reassessment, arbitration or other proceeding (whether civil, administrative, quasi-criminal or criminal) before any Governmental Entity against such Person or its business or affecting any of its assets;

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 - Prospectus Exemptions;

“Agreement” means this arrangement agreement, together with the Schedules attached hereto, the Aurora Disclosure Letter and the Purchaser Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Alternative Financing” has the meaning ascribed thereto in Section 5.7(e);

“Arrangement” means an arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Parties, each acting reasonably;

“Arrangement Filings” means the records and information required under Section 292 of the BCBCA to be filed with the Registrar to give effect to the Arrangement after the Final Order is made, together with a copy of the entered Final Order, in a form and content satisfactory to the Parties, each acting reasonably;

“Arrangement Resolution” means the special resolution of the Aurora Shareholders approving the Arrangement to be considered at the Aurora Meeting, substantially in the form of Schedule B hereto;

“ATB Commitment Letter” means the executed commitment letter dated November 2, 2026 between Purchaser and ATB Financial (including all exhibits, schedules and annexes thereto and any related fee letter and, in each case, redacted as contemplated by paragraph (ss) of Schedule D), providing for the increase to Purchaser’s existing credit facilities, a true and complete copy of which has been delivered to Aurora, as such commitment letter may be amended, restated, replaced or supplemented in accordance with Section 5.7;

“Aurora Board” means the board of directors of Aurora as the same is constituted from time to time;

“Aurora Board Recommendation” means the unanimous determination of the Aurora Board, after consultation with its legal and financial advisors and following the receipt and review of a unanimous recommendation from the Aurora Special Committee, that the Arrangement is in the best interests of Aurora and is fair to Aurora Shareholders and the unanimous recommendation of the Aurora Board to Aurora Shareholders that they vote in favour of the Arrangement Resolution;

“Aurora Cash DSUs” means the outstanding deferred share units issued under the Aurora DSU Cash Plan;

“Aurora Cash PSUs” means the outstanding performance share units issued under the Aurora PRSU Cash Plan;

“Aurora Cash RSUs” means the outstanding restricted share units issued under the Aurora PRSU Cash Plan;

“Aurora Change in Recommendation” has the meaning ascribed thereto in Section 8.2(c)(i);

“Aurora Data Room” means the electronic data room established by Aurora in connection with the transactions contemplated by this Agreement, hosted by Onehub, as such electronic data room existed as of 11:59pm (Eastern time) on November 1, 2026;

“Aurora Disclosure Letter” means the disclosure letter executed by Aurora and delivered to Purchaser on the date hereof in connection with the execution of this Agreement;

“Aurora DSU Cash Plan” means the non-employee directors deferred share unit cash plan of Aurora effective June 8, 2023, as amended effective August 9, 2024;

“Aurora DSU Share Plan” means the non-employee directors deferred share unit plan of Aurora effective October 5, 2018, as amended, including as amended by the Aurora Shareholders on November 12, 2020, November 14, 2022 and August 9, 2024;

“Aurora DSUs” means, collectively, the Aurora Cash DSUs and the Aurora Share DSUs;

“Aurora Executives” means the officers of Aurora set forth in Section 1.1 of the Aurora Disclosure Letter;

“Aurora Fairness Opinions” has the meaning ascribed thereto in paragraph (c) of Schedule C;

“Aurora Financial Advisors” means Fort Capital Partners and Origin Merchant Partners;

“Aurora Financial Statements” means (i) the audited consolidated financial statements of Aurora for the fiscal years ended March 31, 2026 and 2025, including the notes thereto and auditor’s report thereon; and (ii) the unaudited interim condensed consolidated financial statements of Aurora for the three months ended June 30, 2026 and 2025, including the notes thereto;

“Aurora Fundamental Representations” means the representations and warranties of Aurora set forth in paragraphs (a), (b), (c), (e), (i)(i) and (ll) of Schedule C;

“Aurora Leased Properties” has the meaning ascribed thereto in paragraph (aa)(i) of Schedule C;

“Aurora Locked-Up Shareholders” means each of the directors of Aurora and each of the Aurora Executives;

“Aurora Marks” has the meaning ascribed thereto in paragraph (gg)(i) of Schedule C;

“Aurora Meeting” means the special meeting of Aurora Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Joint Circular and agreed to in writing by the Parties;

“Aurora Options” means the outstanding options to purchase Aurora Shares granted under or otherwise subject to the Aurora Stock Option Plan;

“Aurora Owned Real Property” has the meaning ascribed thereto in paragraph (aa)(i) of Schedule C;

“Aurora Properties” has the meaning ascribed thereto in paragraph (aa)(i) of Schedule C;

“Aurora PRSU Cash Plan” means the performance share unit and restricted share unit long-term cash settled plan of Aurora effective June 8, 2023, as amended effective August 8, 2025;

“Aurora PSU Share Plan” means the performance share unit plan of Aurora instituted effective as of August 8, 2025;

“Aurora PSUs” means, collectively, the Aurora Cash PSUs and the Aurora Share PSUs;

“Aurora Public Disclosure Record” means all documents and information filed by Aurora under applicable Securities Laws on SEDAR+, during the two years prior to the date hereof which are publicly available as of the date hereof;

“Aurora RSU Share Plan” means the restricted share unit plan of Aurora last approved by the Aurora Shareholders on August 8, 2025, as amended by the Aurora Board on June 10, 2026;

“Aurora RSUs” means, collectively, the Aurora Cash RSUs and the Aurora Share RSUs;

“Aurora Share DSUs” means the outstanding deferred share units issued under the Aurora DSU Share Plan;

“Aurora Share PSUs” means the outstanding performance share units issued under the Aurora PSU Share Plan;

“Aurora Share RSUs” means the outstanding restricted share units issued under the Aurora RSU Share Plan;

“Aurora Shareholder Approval” has the meaning ascribed thereto in Section 2.2(a)(i)(B);

“Aurora Shareholders” means the holders of Aurora Shares;

“Aurora Shares” means common shares in the capital of Aurora, as currently constituted;

“Aurora Special Committee” means the special committee of the Aurora Board;

“Aurora Stock Option Plan” means the share option plan of Aurora dated August 8, 2025;

“Aurora Termination Fee” means $25,200,000;

“AWG” means the Foreign Trade and Payments Act (Außenwirtschaftsgesetz) as amended from time to time;

“AWV” means the Foreign Trade and Payments Ordinance (Außenwirtschaftsverordnung) as amended from time to time;

“BAT” means BT DE Investments Inc., a wholly-owned subsidiary of British American Tobacco p.l.c. or any permitted assignee of BT DE Investments Inc. under the BAT Equity Commitment;

“BAT Equity Commitment” means the executed subscription agreement dated November 2, 2026 between Purchaser and BAT providing for the subscription by BAT for Purchaser Shares and/or Purchaser Preferred Shares at a price of £0.709289 per share for aggregate proceeds of £99,999,999.82, a true and complete copy of which has been delivered to Aurora, as such subscription agreement may be amended, replaced or supplemented in accordance with Section 5.7;

“BCBCA” means the Business Corporations Act (British Columbia);

“BMWE” means the German Ministry of Economic Affairs and Energy (Bundesministerium für Wirtschaft und Energie);

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario, Calgary, Alberta, London, United Kingdom or New York City, New York;

“Cannabis Act” means the Cannabis Act (Canada);

“Cannabis Laws” means any Law in Canada or any other applicable jurisdiction (including any province, territory, state or other sub-jurisdiction) relating in any way to the cultivation, production, processing, possession, storage, transportation, import, export, distribution, marketing, sale or use of cannabis and related substances and products, including all regulations, official directives, orders, judgments and decrees promulgated under any of the foregoing, and including, for greater certainty, the Cannabis Act and the Cannabis Regulations;

“Cannabis Licences” means any temporary, provisional or permanent permit, licence or authorization from, or registration with, any Governmental Entity (including Health Canada pursuant to the Cannabis Act and the Cannabis Regulations) that regulates the cultivation, harvesting, production, processing, marketing, distribution, sale, possession, import, export or transfer of cannabis, marijuana or related substances or products containing cannabis, marijuana or related substances, whether for medical or recreational use, held by Aurora or any of its subsidiaries, in each case as renewed, amended or supplemented from time to time;

“Cannabis Regulations” means the Cannabis Regulations, SOR/2018-144 under the Cannabis Act;

“Cash Consideration” means the consideration in the form of cash to be paid to Aurora Shareholders (other than Aurora Shareholders who have validly exercised Dissent Rights) pursuant to the Plan of Arrangement, being $7.80 in cash for each Aurora Share, subject to adjustment pursuant to Section 2.14;

“CASL” means An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act, S.C. 2010, c. 23 and its associated regulations;

“CFPOA” has the meaning ascribed thereto in paragraph (oo) of Schedule C;

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act and includes any Person designated by the Commissioner to act on his behalf;

“Competition Act” means the Competition Act (Canada);

“Competition Act Approval” means that the Commissioner: (a) shall have issued an advanced ruling certificate; or (b)(i) the applicable waiting period under section 123 of the Competition Act shall have expired or been terminated by the Commissioner, or (ii) the obligation to submit a notification shall have been waived by the Commissioner under paragraph 113(c) of the Competition Act, and, unless the following requirement is waived by the Purchaser at its sole discretion, in either case (i) or (ii) the Commissioner shall have issued a “no-action letter” in writing;

“Confidentiality Agreement” means the mutual non-disclosure agreement made as of September 15, 2026, between Purchaser and Aurora, as it may be amended;

“Consideration” means the consideration to be paid and received pursuant to the Plan of Arrangement in respect of each Aurora Share (or fraction thereof), consisting of the Cash Consideration and the Share Consideration, in each case subject to adjustment pursuant to Section 2.14 and subject to the elections, maximum amounts and pro rating as set forth in the Plan of Arrangement;

“Consideration Shares” means the Purchaser Shares to be issued as Share Consideration pursuant to the Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment or other enforceable right or binding obligation, whether written or oral;

“Court” means the Supreme Court of British Columbia;

“Curaleaf” means Curaleaf Holdings, Inc. and, unless the context otherwise requires, includes any of its affiliates;

"Debt Financing" means the debt financing contemplated under the ATB Commitment Letter, the proceeds of which are, in part, intended to be used by Purchaser to pay all or a portion of the aggregate Cash Consideration and the other amounts payable by Purchaser under this Agreement and the Plan of Arrangement, and for greater certainty excludes the equity financing contemplated by the BAT Equity Commitment;

"Debt Financing Documents" means the ATB Commitment Letter and the definitive documentation with respect to the Debt Financing entered into pursuant to Section 5.7(a) (as it may be amended, supplemented or replaced as permitted by Section 5.7) on the respective terms and conditions contained in the ATB Commitment Letter;

“Debt Financing Sources” means the Financing Sources that have committed to provide or arrange, or have entered into agreements in connection with, all or any portion of the Debt Financing (including ATB Financial), together with their respective affiliates and Representatives and their respective successors and assigns, but excluding, for greater certainty, BAT and its affiliates in their capacity as parties to the BAT Equity Commitment;

“Depositary” means any trust company, bank or financial institution agreed to in writing by the Parties, each acting reasonably, for the purpose of, among other things, exchanging certificates representing Aurora Shares for the Consideration in connection with the Arrangement;

“Directors’ Circular” means the directors’ circular of Aurora dated September 1, 2026 in respect of the Existing Bid, as the same may be amended or supplemented by one or more notices of change;

“Disclosed Personal Information” has the meaning ascribed thereto in Section 7.7;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in Section 2.10(b);

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Eligible Holder” means a beneficial owner of Aurora Shares immediately prior to the Effective Time who is (a) a resident of Canada for purposes of the Tax Act (other than any such holder that is exempt from tax under Part I of the Tax Act), or (b) a partnership, any member of which is a resident of Canada for purposes of the Tax Act (other than a partnership all members of which are exempt from tax under Part I of the Tax Act);

“Employee Plans” means all health, welfare, supplemental unemployment benefit, change of control, bonus, profit sharing, option, insurance, compensation, incentive, incentive compensation, retention, deferred compensation, share purchase, share compensation, disability, pension, vacation, severance or termination pay, retirement or retirement savings plans, or other employee benefit plans, policies, trusts, funds, agreements, or arrangements for the benefit of employees, former employees, directors or former directors of a Party or any of its subsidiaries, (but excluding any Statutory Plans) which are maintained by or binding upon such Party or any of its subsidiaries or in respect of which such Party or any of its subsidiaries has an actual or contingent liability excluding all obligations for severance and termination pursuant to a statute and including, for greater certainty in respect of Aurora, the Incentive Plans and in respect of Purchaser, the Purchaser Equity Incentive Plan and the Purchaser Legacy Plans;

“Environmental Laws” means all Laws imposing obligations, responsibilities, liabilities or standards of conduct for or relating to: (a) the regulation or control of pollution, contamination, activities, materials, substances or wastes in connection with or for the protection of human health or safety, the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic species and vegetation); or (b) the use, generation, disposal, treatment, processing, recycling, handling, transport, distribution, destruction, transfer, import, export or sale of Hazardous Substances;

“Exchange Ratio” means the number of Purchaser Shares to be issued for each Aurora Share pursuant to the Arrangement as Share Consideration, being 5.8626 of a Purchaser Share for each Aurora Share, subject to adjustment pursuant to Section 2.14;

“Existing Bid” means the existing unsolicited take-over bid for all of the issued and outstanding Aurora Shares, made by Curaleaf pursuant to Curaleaf’s offer to purchase and take-over bid circular dated August 18, 2026 as amended by Curaleaf’s Notice of Variation and Change dated October 6, 2026 (as such bid may be further extended, changed or varied, other than to change the amount or form of consideration offered (including the type of consideration and/or the respective proportion of each type of consideration offered) pursuant thereto (and, for clarity, if such bid is changed or varied to change the amount or form of consideration offered (including the type of consideration and/or the respective proportion of each type of consideration offered), such bid shall constitute a new and distinct “Amended Bid” and an Acquisition Proposal));

“Expense Fee” means $5,600,000;

“FCPA” has the meaning ascribed thereto in paragraph (oo) of Schedule C;

“Final Order” means the final order of the Court in a form acceptable to the Parties, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Parties, each acting reasonably) on appeal;

“Financing Commitments” means, collectively, the ATB Commitment Letter and the BAT Equity Commitment;

“Financing Sources” means ATB Financial, BAT and any other Person that has committed to provide, or has entered into agreements in connection with, all or any portion of the Purchaser Financing, together with their respective affiliates and Representatives and their respective successors and assigns;

“German FDI Approval” means means that the BMWE has issued (a) a clearance decision (Freigabebescheid), (b) a certificate of non-objection (Unbedenklichkeitsbescheinigung), or (c) any other written confirmation that the Transactions are not subject to a mandatory FDI filing obligation pursuant to Section 55a(4) of AWV or Section 60(3) of AWV, provided that, in the case of (a), any terms or conditions attached thereto (including, without limitation, conditions or obligations imposed by the BMWE (Auflagen), a partial clearance (Teilfreigabe), or the conclusion of a public law agreement (öffentlich-rechtlicher Vertrag)) are acceptable to the Purchaser and do not impose any obligation, condition or requirement on BAT or its affiliates, or that clearance is deemed to have been granted by operation of law pursuant to Section 14a of AWG (Freigabefiktion);

“Governmental Entity” means any applicable: (a) multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, minister, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, commissioner, board or authority of any of the foregoing; (c) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) stock exchange;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material regulated or defined under any Environmental Law as hazardous;

“IFRS” means the international financial reporting standards issued by the International Accounting Standards Board that are applicable to public issuers in Canada;

“Incentive Plans” means, collectively: (a) the Aurora Stock Option Plan; (b) the Aurora DSU Cash Plan; (c) the Aurora DSU Share Plan; (d) the Aurora PRSU Cash Plan; (e) the Aurora RSU Share Plan; and (f) the Aurora PSU Share Plan;

“Inside Date” has the meaning ascribed thereto in Section 2.10(c);

“Intellectual Property” means domestic and foreign (i) patents and industrial designs (including any continuations, continuations in part, renewals, divisionals, provisionals, reissues, extensions and applications for any of the foregoing); (ii) plant breeders’ rights registrations and any applications therefor; (iii) proprietary and non-proprietary business information, including inventions, improvements, trade secrets, know-how, methods (including cultivation, breeding and extraction methods), formulations, recipes, processes, designs, plant varieties and other plant genetic resources (including cultivars, strains, phenotypes, chemotypes, breeding lines, germplasm, seed stock, tissue cultures, mother plants and genetic material), technology, technical data and documentation relating to any of the foregoing; (iv) trademarks (both registered and unregistered), trade names, business names, corporate names, domain names, website names and website addresses, websites, social media accounts, social media handles, pages, content, trade dress and logos, and the goodwill associated with any of the foregoing; (v) copyrights, copyright registrations and applications for copyright registrations; and (vi) any other proprietary information or intellectual property;

“Interim Order” means the interim order of the Court, in a form acceptable to the Parties, each acting reasonably, made in connection with the Arrangement and providing for, among other things, the calling and holding of the Aurora Meeting, as the same may be amended, supplemented or varied by the Court (with the consent of the Parties, each acting reasonably);

“Joint Circular” means the notice of the Aurora Meeting and the notice of the Purchaser Meeting to be sent to the Aurora Shareholders in connection with the Aurora Meeting and to the Purchaser Shareholders in connection with the Purchaser Meeting, respectively, and the accompanying management information circular, including all schedules, appendices and exhibits thereto, and information incorporated by reference therein, as amended, supplemented or otherwise modified from time to time;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements of any Governmental Entity having the force of law (including the rules of any stock exchange), whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, including any Cannabis Laws, and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Person or its business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, assets, property or securities;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, claims against title, security interests, statutory or deemed trusts, encumbrances and adverse rights or claims, other third Person interest or encumbrance of any kind, whether contingent or absolute, including any instrument registered against title to real or immovable property, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Lock-Up Agreements” means (i) the voting and support agreements dated the date hereof among Purchaser and each of the Aurora Locked-Up Shareholders, and (ii) the voting and support agreements dated the date hereof among Aurora and each of the Purchaser Locked-Up Shareholders;

“Matching Period” has the meaning ascribed thereto in Section 7.4(a)(vi);

“Material Adverse Effect” means, with respect to any Party, any fact or state of facts, circumstance, change, effect, occurrence or event which, either individually is or in the aggregate are, or individually or in the aggregate would reasonably be expected to be, material and adverse to the business, operations, results of operations, properties, assets, liabilities (whether absolute, accrued, contingent or otherwise) or financial condition of such Party and its subsidiaries, on a consolidated basis, except for and excluding any fact or state of facts, circumstance, change, effect, occurrence or event to the extent resulting from or arising in connection with:

(i)	any change in applicable generally accepted accounting principles, including IFRS (or authoritative interpretation thereof);

(ii)	any adoption, proposal, implementation or change in Law or in any interpretation, application or non-application of any Laws by any Governmental Entity;

(iii)	any change, development or condition in or relating to global, national or regional political conditions (including the outbreak or escalation of war, acts of terrorism, strikes, lockouts riots, outbreaks of illness or facility takeover for emergency purposes) or in general economic, business, regulatory, financial, credit, currency exchange, interest rate, rates of inflation or market conditions or in national or global financial or capital markets, including credit markets or securities markets, including, without limitation, the imposition or adjustment of tariffs, other limitations on trade or the threat thereof;

(iv)	any change, development or condition resulting from any act of sabotage, espionage, hacking or cyberattack or any escalation or worsening of such acts of sabotage, espionage, hacking or cyberattack;

(v)	any change, development, condition or event generally affecting the industries, businesses or segments thereof, in which such Party and its subsidiaries operate;

(vi)	climatic or other natural events or conditions (including drought, any other weather conditions and any natural disaster);

(vii)	the failure of such Party to meet any internal, published or public projections, forecasts, guidance, estimates or predictions in respect of, without limitation, revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement, or changes in the market price, credit rating or trading volume of such Party’s securities after the date of this Agreement (it being understood that the underlying facts giving rise or contributing to such failure or change may, if not otherwise excluded from the definition of Material Adverse Effect, be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect);

(viii)	the execution, announcement, pendency or performance of this Agreement or the consummation of the transactions contemplated hereby, including any lawsuit in respect of this Agreement or the transactions contemplated hereby or any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Party or any of its affiliates with any Governmental Entity or their respective current or prospective customers, clients, suppliers, officers, employees, partners, lessors, licensors, regulators, rating agencies, creditors, shareholders, contractors and other Persons with which the Party or any of its affiliates has business relations;

(ix)	any matters disclosed in or pursuant to this Agreement, in the Aurora Data Room or the Purchaser Data Room;

(x)	any actions taken (or omitted to be taken) at the written request, or with the prior written consent, of the other Party hereto;

(xi)	any action taken by the Party or any of its subsidiaries that is expressly required by Law or pursuant to this Agreement; or

(xii)	any change in the market price or trading volume of the equity securities of such Party (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred);

provided, however, that with respect to paragraphs (i) through (vi) above, such matters will be considered to the extent that they have a materially disproportionate effect on such Party and its subsidiaries, taken as a whole, relative to comparable entities operating in such Party’s industries, markets, businesses or segments thereof; and references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred;

“Material Contracts” means any Contract to which a Party or any of its subsidiaries is a party or bound or to which any of their respective assets are subject:

(i)	which, if terminated or if it ceased to be in effect, would have a Material Adverse Effect on such Party;

(ii)	relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness (currently outstanding or which may become outstanding) for borrowed money in excess of $1 million, excluding guarantees or intercompany liabilities or obligations between two or more wholly-owned subsidiaries of such Party or between such Party and one or more of its wholly-owned subsidiaries;

(iii)	under which such Party or any of its subsidiaries is obligated to make or expects to receive payments in excess of $5 million over the remaining term of the Contract, except for any Contract which is terminable on 90 days or less notice without penalty or continuing obligation;

(iv)	that limits or restricts such Party or any of its subsidiaries from engaging in any line of business or in any geographic area, or limits or restricts the ability of such Party or any of its subsidiaries to solicit any customers or clients of other parties thereto, or to solicit or hire any employees or other individual service providers, in each case in a manner that is material to such Party and its subsidiaries, taken as a whole;

(v)	which relates to any material partnership, limited liability company agreement, joint venture, alliance agreement or similar agreement or arrangement;

(vi)	in respect of which the applicable transaction has not yet been consummated or under which any material obligations of such Party or any of its subsidiaries remain outstanding, for the acquisition or disposition, directly or indirectly (by amalgamation, merger or otherwise) of assets, capital stock or other equity interests of another Person for aggregate consideration in excess of $5 million;

(vii)	which is still in force and has been filed by a Party with Securities Authorities as a material contract and forms part of the Aurora Public Disclosure Record or the Purchaser Public Disclosure Record, as the case may be;

(viii)	between a Party or any of its subsidiaries, on the one hand, and any of their respective officers, directors or shareholders, on the other hand, excluding pursuant to an employment agreement providing for an annual base salary less than $350,000 or annual fees payable in the ordinary course to members of the Aurora Board or the Purchaser Board, as the case may be;

(ix)	relating to the supply, sale or distribution of cannabis or cannabis products to or through any provincial or territorial cannabis wholesaler, distributor or retailer that is material to such Party and its subsidiaries, taken as a whole; or

(x)	any lease, sublease, licence or other occupancy agreement in respect of any leased real property, whether as tenant, subtenant or licensee or as landlord, sublandlord or licensor, where a facility operated under a Cannabis Licence or Purchaser Cannabis Licence is located at such leased real property.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Misrepresentation” has the meaning ascribed thereto in Section 2.5(c);

“Money Laundering Laws” has the meaning ascribed thereto in paragraph (pp) of Schedule C;

“NASDAQ” means the NASDAQ Capital Market;

“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids;

“Non-Arm’s Length Agreement” means any Contract between a Party or any of its subsidiaries, on the one hand, and any director or officer of such Party or any of its subsidiaries, any Person holding more than 10% of the voting securities of such Party, or any of their respective affiliates or associates, on the other hand, other than employment and compensation arrangements entered into in the Ordinary Course;

“OFAC” has the meaning ascribed thereto in paragraph (qq) of Schedule C;

“Ordinary Course” means, with respect to an action taken by a Party, that such action is consistent with the past practices of such Party, is taken in the ordinary course of the normal day-to-day operations of the business of such Party and is not materially adverse to such Party;

“Outside Date” means May 2, 2027 or such later date as may be agreed to in writing by the Parties, provided that if the Effective Date has not occurred by May 2, 2027 as a result of the failure to obtain one or more of the Regulatory Approvals, then either Party may elect, by notice in writing delivered to the other Party, to extend the Outside Date on no more than two occasions by a period of 90 days, provided that in aggregate such extensions shall not exceed 180 days from May 2, 2027, provided that, notwithstanding the foregoing, neither Party shall be permitted to extend the Outside Date if the failure to obtain one or more of the Regulatory Approvals is primarily the result of such Party’s failure to comply with their covenants herein;

“Parties” means Aurora and Purchaser, and “Party” means either of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity, including the Cannabis Licences and the Purchaser Cannabis Licences;

“Permitted Liens” means, in respect of a Party or any of its subsidiaries, any one or more of the following:

(a)	Liens for Taxes which are not yet due or delinquent or that are being properly contested in good faith by appropriate proceedings (provided that proceeding with such contest would not reasonably be expected to have a Material Adverse Effect) and in respect of which reserves have been provided in the most recent publicly filed financial statements;

(b)	inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others arising in the Ordinary Course in respect of the construction, maintenance, repair or operation of assets, provided that such Liens are related to obligations not due or delinquent, are not registered against title to any assets and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(c)	the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of a Party or any of its subsidiaries, to terminate any such lease, licence, franchise, grant or permit;

(d)	easements, servitudes, restrictions, restrictive covenants, rights of way, licenses, permits and other similar rights in real or immovable property that in each case do not, individually or in the aggregate, materially detract from the value or materially interfere with the use of the real or immovable property subject thereto;

(e)	zoning and building by-laws and ordinances, regulations made by a Governmental Entity that in each case do not, individually or in the aggregate, materially detract from the value or materially interfere with the use of the real or immovable property subject thereto or the operation of the business currently conducted thereon, including the conduct of any activities authorized under the Cannabis Licences;

(f)	such other minor imperfections or irregularities of title or Lien that, in each case, individually or in the aggregate, do not materially detract from the value of, or materially adversely affect the use of the properties or assets subject thereto or otherwise materially adversely impair the operation of the business currently conducted on such properties;

(g)	agreements with any Governmental Entity and any public utilities or private suppliers of services that in each case, individually or in the aggregate, do not materially detract from the value or materially interfere with the use of the real or immovable property subject thereto;

(h)	in the case of Aurora, Liens listed and described in Section 1.1(h) of the Aurora Disclosure Letter; and

(i)	in the case of Purchaser, Liens listed and described in Section 1.1(i) of the Purchaser Disclosure Letter.

“Person” includes an individual, partnership, association, company, corporation, body corporate, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Personal Information” means any information or combination of information that refers to, is related to, is associated with, or can be reasonably linked to an individual, and shall include all “personal data,” “personal information”, “personal health information” or similar terms, as defined in Privacy Laws;

“Plan of Arrangement” means the plan of arrangement, substantially in the form and on the terms set out in Schedule A hereto, subject to any amendments or variations to such plan made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Parties, each acting reasonably;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 5.8;

“Privacy Laws” means all applicable Laws relating to data protection and privacy, including the Personal Information Protection and Electronic Documents Act (Canada), the Personal Health Information Protection Act, 2004 (Ontario) and other applicable privacy and health privacy Laws;

“Purchaser Board” means the board of directors of Purchaser as the same is constituted from time to time;

“Purchaser Board Recommendation” means the unanimous determination of the Purchaser Board, after consultation with its legal and financial advisors, that the Transactions are in the best interests of Purchaser and are fair to Purchaser Shareholders and Purchaser Preferred Shareholders and the unanimous recommendation of the Purchaser Board to Purchaser Shareholders that they vote in favour of the Purchaser Resolution;

“Purchaser Cannabis Licences” means any temporary, provisional or permanent permit, licence or authorization from, or registration with, any Governmental Entity (including Health Canada pursuant to the Cannabis Act and the Cannabis Regulations) that regulates the cultivation, harvesting, production, processing, marketing, distribution, sale, possession, import, export or transfer of cannabis, marijuana or related substances or products containing cannabis, marijuana or related substances, whether for medical or recreational use, held by Purchaser or any of its subsidiaries, in each case as renewed, amended or supplemented from time to time;

“Purchaser Change in Recommendation” has the meaning ascribed thereto in Section 8.2(d)(i);

“Purchaser Data Room” means the electronic data room established by Purchaser in connection with the transactions contemplated by this Agreement, hosted by Datasite, as such electronic data room existed as of 11:59pm (Eastern time) on November 1, 2026;

“Purchaser Disclosure Letter” means the disclosure letter executed by Purchaser and delivered to Aurora on the date hereof in connection with the execution of this Agreement;

“Purchaser DSUs” means the outstanding deferred share units issued under the Purchaser Equity Incentive Plan;

“Purchaser Equity Incentive Plan” means the long-term omnibus equity incentive plan of Purchaser dated January 23, 2020, as approved by the Purchaser Shareholders on March 30, 2026;

“Purchaser Executives” means the officers of Purchaser set forth in Section 1.1 of the Purchaser Disclosure Letter;

“Purchaser Fairness Opinion” has the meaning ascribed thereto in paragraph (c) of Schedule D;

“Purchaser Financial Advisor” means BMO Capital Markets;

“Purchaser Financial Statements” means the (i) audited consolidated financial statements of Purchaser for the fiscal years ended September 30, 2025 and 2024 including the notes thereto and the auditor’s report thereon; and (ii) the unaudited condensed consolidated interim financial statements of Purchaser for the three and nine months ended June 30, 2026 including any notes thereto;

“Purchaser Financing” means the debt financing contemplated by the ATB Commitment Letter and the equity financing contemplated by the BAT Equity Commitment, together with any Alternative Financing;

“Purchaser Fundamental Representations” means the representations and warranties of Purchaser set forth in paragraphs (a), (b), (c), (i), (j)(i) and (j)(ii) of Schedule D;

“Purchaser Legacy Plans” means, collectively, the 2017 equity incentive plan of Purchaser approved on December 19, 2017 and the 2011 stock option plan of Purchaser approved on August 2, 2011;

“Purchaser Locked-Up Shareholders” means (i) each of the directors of Purchaser and each of the Purchaser Executives, and (ii) the Purchaser Significant Shareholders;

“Purchaser Meeting” means the special meeting of Purchaser Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called to consider the Purchaser Resolution and for any other purpose as may be set out in the Joint Circular and agreed to in writing by the Parties;

“Purchaser Options” means the outstanding options to purchase Purchaser Shares granted under or otherwise subject to the Purchaser Equity Incentive Plan or the Purchaser Legacy Plans;

“Purchaser Preferred Shareholders” means the holders of Purchaser Preferred Shares;

“Purchaser Preferred Shares” means the non-voting Class A preferred shares in the capital of Purchaser as currently constituted;

“Purchaser PSUs” means the outstanding performance share units issued under the Purchaser Equity Incentive Plan;

“Purchaser Public Disclosure Record” means all documents and information filed by Purchaser under applicable Securities Laws on SEDAR+, during the two years prior to the date hereof which are publicly available as of the date hereof;

“Purchaser Resolution” means the resolution of the Purchaser Shareholders approving the matters to be considered at the Purchaser Meeting, including the Transactions;

“Purchaser RSUs” means the outstanding restricted share units issued under the Purchaser Equity Incentive Plan;

“Purchaser Shareholder Approval” means the requisite approval of the Purchaser Resolution by (i) a majority of the votes attached to the Purchaser Shares held by Purchaser Shareholders present in person or represented by proxy at the Purchaser Meeting, as required by section 611 of the TSX Company Manual (or, in respect of any other matter forming part of the Purchaser Resolution, such other majority as may be required by applicable Law or the rules and policies of the TSX), and (ii) if required, a majority of the votes attached to the Purchaser Shares held by Purchaser Shareholders present in person or represented by proxy at the Purchaser Meeting, excluding for purposes of (ii) votes attached to Purchaser Shares held by Persons described in items (a) through (d) of section 8.1(2) of MI 61-101;

“Purchaser Shareholders” means the holders of Purchaser Shares;

“Purchaser Shares” means the common shares in the capital of Purchaser as currently constituted;

“Purchaser Significant Shareholders” means BT DE Investments Inc.;

“Purchaser Termination Fee” means $38,400,000;

“Purchaser Warrants” means the outstanding common share purchase warrants of Purchaser issued on April 2, 2024;

“Qualifying Provinces” has the meaning ascribed thereto in paragraph (m)(i) of Schedule C;

“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA;

“Regulatory Approvals” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by applicable Law or a Governmental Entity, in each case in connection with the Transactions, and, for greater certainty, includes all notifications, filings and approvals required from, or required to be provided to, Health Canada or any other Governmental Entity under applicable Cannabis Laws in connection with the Arrangement;

“Replacement Options” has the meaning ascribed thereto in the Plan of Arrangement;

“Representatives” means, collectively, in respect of a Person, (a) its directors, officers, employees, agents, representatives and any financial advisor, law firm, accounting firm or other professional firm retained to assist the Person in connection with the transactions contemplated in this Agreement, and (b) the Person’s subsidiaries and the directors, officers, employees, agents and representatives and advisors thereof;

“Required Regulatory Approvals” means (i) the Competition Act Approval, and (ii) the German FDI Approval;

“Section 85 Election” has the meaning ascribed thereto in Section 2.15;

“Securities Authorities” means the applicable securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada;

“Securities Laws” means the Securities Act (Alberta), together with all other applicable Canadian provincial or territorial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“SEDAR+” means the System for Electronic Data Analysis and Retrieval + maintained on behalf of the applicable Securities Authorities;

“Share Consideration” means the consideration in the form of Consideration Shares to be issued to Aurora Shareholders (other than Aurora Shareholders who have validly exercised Dissent Rights) pursuant to the Plan of Arrangement, being that number of Purchaser Shares equal to the Exchange Ratio for each Aurora Share, subject to adjustment pursuant to Section 2.14;

“Statutory Plans” means statutory benefit plans which a Party or any of its subsidiaries is required to participate in or comply with or in respect of which any of them has an actual or potential liability, including the Canada Pension Plan and Quebec Pension Plan and plans administered pursuant to applicable health, tax, workplace safety insurance and employment insurance legislation;

“subsidiary” means, with respect to a Person, any entity, whether incorporated or unincorporated: (i) of which such Person or any other subsidiary of such Person is a general partner; or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person and/or by any one or more of its subsidiaries; and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise;

“Superior Proposal” means a bona fide unsolicited written Acquisition Proposal in respect of a Party made after the date of this Agreement that:

(i)	complies with applicable Laws in all material respects and did not result from or otherwise involve a breach of Section 7.1, Section 7.2, Section 7.3, Section 7.4 or Section 7.5 by such Party or its Representatives;

(ii)	relates to the acquisition of all of the shares in the capital of such Party (other than any such shares held by the Persons or group of Persons making such Acquisition Proposal) or all or substantially all of the consolidated assets of such Party and its subsidiaries;

(iii)	in respect of which the board of directors of such Party determines, in its good faith judgment, after consultation with its financial advisor(s) and outside legal counsel, that it is reasonably capable of being completed at the time and on the terms proposed, without undue delay, taking into account the financial, legal, regulatory (including with respect to the Required Regulatory Approvals) and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal;

(iv)	that is not subject to a financing condition and in respect of which it has been demonstrated to the satisfaction of the board of directors of such Party, acting in good faith (and after receipt of advice from its financial advisor(s) and its outside legal counsel), that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal at the time and on the basis set out therein; and

(v)	that is not subject to any due diligence and/or access condition; and

(vi)	in respect of which the board of directors of such Party determines, in its good faith judgment, after consultation with outside legal counsel and after receiving advice from its financial advisor(s) that having regard to all of its terms and conditions, such Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable, from a financial point of view, to, in the case of Aurora, the Aurora Shareholders, and in the case of the Purchaser, the Purchaser Shareholders and the Purchaser Preferred Shareholders, than the Arrangement (in the case of Aurora, after taking into account any change to the Arrangement proposed by the Purchaser pursuant to Sections 7.4(b) and/or 7.4(f));

provided, however, that the Existing Bid shall be deemed not to be, and may not constitute, a Superior Proposal for any purpose of this Agreement (recognizing that any and each Amended Bid may constitute a Superior Proposal provided such Amended Bid complies with this definition);

“Superior Proposal Notice” has the meaning ascribed thereto in Section 7.4(a)(iv);

“Tax Act” means the Income Tax Act (Canada);

“Tax Returns” includes all returns, reports, declarations, elections, designations, notices, filings, forms, statements, claims for refund or applications and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required by a Governmental Entity to be made, prepared or filed by Law in respect of Taxes;

“Taxes” in respect of a Person means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty and without limitation all income or profits taxes (including national, federal, provincial, state and territorial income taxes), payroll and employee withholding taxes, employment, employer health and unemployment taxes and insurance premiums or contributions, disability taxes, withholding taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, government pension plan premiums or contributions, tariffs and import duties and other charges from Governmental Entities, and other obligations of the same or of a similar nature to any of the foregoing, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not; and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another Person’s Taxes as a transferee or successor, by contract or otherwise;

“Termination Fee” means either the Aurora Termination Fee or the Purchaser Termination Fee, as the context requires;

“Transactions” means, collectively, the Arrangement and the Purchaser Financing;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934;

“U.S. Securities Act” means the United States Securities Act of 1933;

"U.S. Securities Laws" means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder; and

“United States” means, as the context requires, the United States of America, its territories and possessions, any state of the United States, and/or the District of Columbia.

1.2	Interpretation Not Affected by Headings, etc.

The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Agreement.

1.3	Certain Phrases and References, etc.

The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it. The term “made available” means that copies of the subject material were, not later than 5:00 p.m. on the Business Day prior to the date of this Agreement, (i) included in the Aurora Data Room or Purchaser Data Room, as applicable, or (ii) provided to Purchaser or Aurora, as applicable, in writing or for in-person review.

1.4	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.5	Computation of Time

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. References to time are to local time, Toronto, Ontario.

1.6	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS consistently applied.

1.8	Knowledge

In this Agreement, references to “the knowledge of Aurora” means the actual collective knowledge, following reasonable inquiry, of Miguel Martin (Chief Executive Officer), Lori Schick (Executive Vice President, Human Resources), Alex Miller (Executive Vice President, Operations and Supply Chain), Nathalie Clark (Executive Vice President, General Counsel & Corporate Secretary) and Simona King (Chief Financial Officer).

In this Agreement, references to “the knowledge of Purchaser” means the actual collective knowledge, following reasonable inquiry, of James Yamanaka (Chief Executive Officer), Greg Guyatt (Chief Financial Officer), Finn Age Hänsel (President, Rest of World & Chief Strategy Officer), Adrian Frenzel (Global Chief Operating Officer) and Helen Martin (Chief Legal Officer).

1.9	Statutes

Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.10	Disclosure Letters

Each of the Aurora Disclosure Letter itself and all information contained in it and the Purchaser Disclosure Letter and all information contained in it is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

1.11	Subsidiaries

To the extent any covenants or agreements relate, directly or indirectly, to a subsidiary of a Party, each such provision shall be construed as a covenant by such Party to cause (to the fullest extent to which it is legally capable) such subsidiary to perform the required action.

1.12	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form an integral part hereof:

Schedule A – Plan of Arrangement

Schedule B – Arrangement Resolution

Schedule C – Representations and Warranties of Aurora

Schedule D – Representations and Warranties of Purchaser

Article 2
THE ARRANGEMENT

2.1	The Arrangement

Purchaser and Aurora agree that the Arrangement shall be implemented in accordance with the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

(a)	Aurora shall apply to the Court pursuant to Section 291 of the BCBCA for the Interim Order as follows:

(i)	as soon as reasonably practicable following the date of execution of this Agreement, but in no event later than November 27, 2026, Aurora shall, in a manner acceptable to Purchaser, acting reasonably, prepare, file, proceed with and diligently pursue an application to the Court for the Interim Order which must provide, among other things:

(A)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Aurora Meeting and the manner in which such notice is to be provided;

(B)	that the requisite approval for the Arrangement Resolution shall be (i) 66⅔% of the votes cast on the Arrangement Resolution by Aurora Shareholders present in person or represented by proxy and entitled to vote at the Aurora Meeting, voting together as a single class and, (ii) if required, a majority of the votes cast on the Arrangement Resolution by Aurora Shareholders present in person or represented by proxy and entitled to vote at the Aurora Meeting, excluding for purposes of (ii) votes attached to Aurora Shares held by Persons described in items (a) through (d) of section 8.1(2) of MI 61-101 (“Aurora Shareholder Approval”);

(C)	that the Aurora Meeting may be held as a virtual or hybrid shareholder meeting and that Aurora Shareholders who participate in the Aurora Meeting by virtual means will be deemed to be present at the Aurora Meeting;

(D)	that in all other respects, the terms, conditions and restrictions of Aurora’s constating documents, including quorum requirements and other matters, shall apply in respect of the Aurora Meeting;

(E)	for the grant of the Dissent Rights to registered holders of Aurora Shares as at the record date as contemplated in the Plan of Arrangement;

(F)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(G)	that the Aurora Meeting may be adjourned or postponed from time to time by Aurora in accordance with the terms of this Agreement without the need for additional approval of the Court and without the necessity of first convening the Aurora Meeting or first obtaining any vote of Aurora Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as the Aurora Board may determine is appropriate in the circumstances;

(H)	confirmation of the record date for the purposes of determining the Aurora Shareholders entitled to receive notice of and to vote at the Aurora Meeting;

(I)	that the record date for Aurora Shareholders entitled to notice of and to vote at the Aurora Meeting will not change in respect or as a consequence of any adjournment(s) or postponement(s) of the Aurora Meeting; and

(J)	for such other matters as Purchaser or Aurora may reasonably require, with the consent of the other Party, acting reasonably.

(ii)	In seeking the Interim Order, Aurora shall advise the Court that it is Purchaser’s intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Consideration Shares and Replacement Options pursuant to the Arrangement, based and conditioned on the Court’s approval of the Arrangement and its determination that the Arrangement is fair and reasonable to all Persons who are entitled to receive Consideration Shares or Replacement Options pursuant to the Arrangement, following a hearing and after consideration of the substantive and procedural terms and conditions thereof.

2.3	Aurora Meeting

Subject to the terms of this Agreement:

(a)	Aurora shall set the record date for Aurora Shareholders entitled to vote at the Aurora Meeting as promptly as practicable, which record date shall be no later than November 19, 2026.

(b)	Aurora shall convene and conduct the Aurora Meeting in accordance with the Interim Order, Aurora’s constating documents and applicable Laws as soon as reasonably practicable, shall use its commercially reasonable efforts to do so on or before December 23, 2026, and in any event shall do so on or before December 31, 2026, coordinate with Purchaser to set the date of the Aurora Meeting and use its commercially reasonable efforts to schedule the Aurora Meeting later in the day on the same day as the Purchaser Meeting, and shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Aurora Meeting without the prior written consent of Purchaser, except:

(A)	as required if there is an insufficient number of Aurora Shares present or represented by proxy at the Aurora Meeting to constitute a quorum (in which case, the Aurora Meeting shall be adjourned and not cancelled);

(B)	as required or permitted under Section 6.5, Section 7.4(e) or Section 7.4(f);

(C)	in the event of any adjournment, postponement or cancellation of the Purchaser Meeting, such that the Purchaser Meeting shall always be held prior to the Aurora Meeting;

(D)	as required by Law or by a Governmental Entity; or

(E)	for adjournments for not more than 10 Business Days in the aggregate for the purposes of attempting to solicit proxies to obtain the requisite approval of the Arrangement Resolution.

Unless this Agreement is terminated in accordance with its terms, Aurora shall continue to take all steps necessary to hold the Aurora Meeting and to cause the Arrangement Resolution to be submitted to and voted on by the Aurora Shareholders at the Aurora Meeting, and shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Aurora Meeting other than as expressly permitted by this Section 2.3(b).

(c)	Subject to the terms of this Agreement, Aurora will solicit proxies in favour of the approval of the Arrangement Resolution, including, at Aurora’s discretion or if so requested by Purchaser, at the expense of Purchaser, using the services of dealers and proxy solicitation service firms to solicit proxies in favour of the Arrangement Resolution, provided that Aurora shall not be required to continue to solicit proxies in favour of the Arrangement Resolution if an Aurora Change in Recommendation has been made in accordance with Section 7.4(a). Aurora shall instruct Aurora’s transfer agent to report to Purchaser and its designated Representatives on a daily basis on each of the last ten (10) Business Days prior to the Aurora Meeting as to the aggregate tally of the proxies received by Aurora in respect of the Arrangement Resolution and all other matters to be considered at the Aurora Meeting. Aurora shall provide Purchaser with copies of or access to information regarding the Aurora Meeting generated by any proxy solicitation services firm, as reasonably requested from time to time by Purchaser.

(d)	Aurora will promptly advise Purchaser of any material communication (written or oral) from any Aurora Shareholder in opposition to the Arrangement, written notice of dissent or purported exercise by any Aurora Shareholder of Dissent Rights received by Aurora in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by Aurora, and any written communications sent by or on behalf of Aurora to any Aurora Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution.

(e)	Aurora will not make any payment or settlement offer, or agree to any payment or settlement with respect to Dissent Rights without the prior written consent of Purchaser.

(f)	Aurora will allow Purchaser’s representatives and legal counsel to attend the Aurora Meeting.

(g)	Aurora, at the reasonable request of Purchaser from time to time, will provide Purchaser with a list (in both written and electronic form) of (i) the Aurora Shareholders, together with their addresses and respective holdings of Aurora Shares, (ii) the names, addresses and holdings of all Persons having rights issued by Aurora to acquire Aurora Shares (including holders of Aurora Options), and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Aurora Shares, together with their addresses and respective holdings of Aurora Shares. Aurora shall from time to time require that its registrar and transfer agent furnish Purchaser with such additional information, including updated or additional lists of Aurora Shareholders, and lists of securities positions and other assistance as Purchaser may reasonably request in order to be able to communicate with respect to the Arrangement with the Aurora Shareholders and with such other Persons as are entitled to vote on the Arrangement Resolution.

2.4	Purchaser Meeting

Subject to the terms of this Agreement:

(a)	Purchaser shall set the record date for Purchaser Shareholders entitled to vote at the Purchaser Meeting as promptly as practicable, which record date shall be no later than November 19, 2026.

(b)	Purchaser shall convene and conduct the Purchaser Meeting in accordance with Purchaser’s constating documents and applicable Laws as soon as reasonably practicable, shall use its commercially reasonable efforts to do so on or before December 23, 2026, and in any event shall do so on or before December 31, 2026, coordinate with Aurora to set the date of the Purchaser Meeting and use its commercially reasonable efforts to schedule the Purchaser Meeting on the same day as, and prior to, the Aurora Meeting, and shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Purchaser Meeting without the prior written consent of Aurora, except:

(A)	as required if there is an insufficient number of Purchaser Shares present or represented by proxy at the Purchaser Meeting to constitute a quorum (in which case, the Purchaser Meeting shall be adjourned and not cancelled);

(B)	as required or permitted under Section 6.5, Section 7.4(e) or Section 7.4(f);

(C)	as required by Law or by a Governmental Entity; or

(D)	for adjournments for not more than 10 Business Days in the aggregate for the purposes of attempting to solicit proxies to obtain the requisite approval of the Purchaser Resolution.

Unless this Agreement is terminated in accordance with its terms, Purchaser shall continue to take all steps necessary to hold the Purchaser Meeting and to cause the Purchaser Resolution to be submitted to and voted on by the Purchaser Shareholders at the Purchaser Meeting, and shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Purchaser Meeting other than as expressly permitted by this Section 2.4(b).

(c)	Subject to the terms of this Agreement, Purchaser will solicit proxies in favour of the approval of the Purchaser Resolution, including, at Purchaser’s discretion or if so requested by Aurora, at the expense of Aurora, using the services of dealers and proxy solicitation service firms to solicit proxies in favour of the approval of the Purchaser Resolution, provided that Purchaser shall not be required to continue to solicit proxies in favour of the Arrangement Resolution if a Purchaser Change in Recommendation has been made in accordance with Section 7.5. Purchaser shall instruct Purchaser’s transfer agent to report to Aurora and its designated Representatives on a daily basis on each of the last ten (10) Business Days prior to the Purchaser Meeting as to the aggregate tally of the proxies received by Purchaser in respect of the Purchaser Resolution. Purchaser shall provide Aurora with copies of or access to information regarding the Purchaser Meeting generated by any proxy solicitation services firm, as reasonably requested from time to time by Aurora.

(d)	Aurora shall promptly advise Purchaser of any material communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Arrangement or the Purchaser Resolution.

(e)	Purchaser will allow Aurora’s representatives and legal counsel to attend the Purchaser Meeting.

(f)	Purchaser, at the reasonable request of Aurora from time to time, will provide Aurora with a list (in both written and electronic form) of (i) the Purchaser Shareholders, together with their addresses and respective holdings of Purchaser Shares, (ii) the names, addresses and holdings of all Persons having rights issued by Purchaser to acquire Purchaser Shares (including holders of Purchaser Options), and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Purchaser Shares, together with their addresses and respective holdings of Purchaser Shares. Purchaser shall from time to time require that its registrar and transfer agent furnish Aurora with such additional information, including updated or additional lists of Purchaser Shareholders, and lists of securities positions and other assistance as Aurora may reasonably request in order to be able to communicate with respect to the Arrangement with the Purchaser Shareholders and with such other Persons as are entitled to vote on the Purchaser Resolution.

2.5	Joint Circular

(a)	The Parties shall as promptly as practicable cooperate in preparing and completing a mutually acceptable Joint Circular together with any other documents required by Law in connection with the Aurora Meeting and the Purchaser Meeting and cause the Joint Circular and such other documents to be filed and sent to each Aurora Shareholder and each Purchaser Shareholder and any other Person as required by the Interim Order or Law, in each case using commercially reasonable efforts so as to permit the Aurora Meeting and the Purchaser Meeting to be held by the date specified in Section 2.3(b) and Section 2.4(b), respectively.

(b)	Each Party shall ensure that the Joint Circular complies in all material respects with the Interim Order and applicable Laws, and, without limiting the generality of the foregoing, that, on the date of mailing thereof, the Joint Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to and provided by the other Party) and shall provide Aurora Shareholders and Purchaser Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Aurora Meeting and the Purchaser Meeting, respectively. Without limiting the generality of the foregoing, the Joint Circular will include: (i) a copy of the Aurora Fairness Opinions; (ii) a copy of the Purchaser Fairness Opinion; (iii) a statement that the Aurora Special Committee has received the Aurora Fairness Opinions and that the Aurora Special Committee has unanimously, after receiving legal and financial advice, recommended that the Aurora Board approve the Arrangement Agreement; (iv) the Aurora Board Recommendation; (v) the Purchaser Board Recommendation; and (vi) a statement that each of the Aurora Locked-Up Shareholders and the Purchaser Locked-Up Shareholders intends to vote all of such Person’s Aurora Shares or Purchaser Shares, as applicable (including any Aurora Shares issued upon the exercise or settlement, as applicable, of any Aurora Options, Aurora DSUs, Aurora PSUs and Aurora RSUs and any Purchaser Shares issued upon the exercise of any Purchaser Options) in favour of the Arrangement Resolution and/or the Purchaser Resolution, as applicable, subject to the other terms of this Agreement and the Lock-Up Agreements.

(c)	Each Party will furnish to the other Party, on a timely basis, all such information regarding such Party and its affiliates as may be required by Law to be included in the Joint Circular and other documents related thereto, including the information about such Party which is required under Item 14.2 of Form 51-102F5 of National Instrument 51-102 - Continuous Disclosure Obligations. Each Party shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Joint Circular in order to make any information so furnished or any information concerning such Party and its subsidiaries not misleading in light of the circumstances in which it is disclosed (a “Misrepresentation”). Each Party hereby indemnifies and saves harmless the other Party and its Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and reasonable expenses to which that other Party or any of its Representatives may be subject or may suffer as a result of, or arising from, any Misrepresentation or alleged Misrepresentation contained in any information included in the Joint Circular that was provided by that first mentioned Party or its Representatives specifically for inclusion therein, including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authorities or other Governmental Entity based on such a Misrepresentation or alleged Misrepresentation.

(d)	Each Party and its respective legal counsel shall be given a reasonable opportunity to review and comment on the Joint Circular and related documents, prior to the Joint Circular being printed and mailed to Aurora Shareholders and Purchaser Shareholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by each Party and its respective counsel, provided that all information relating to Purchaser and its subsidiaries included in the Joint Circular shall be in form and content reasonably satisfactory to Purchaser and all information relating to Aurora and its subsidiaries included in the Joint Circular shall be in form and content reasonably satisfactory to Aurora.

(e)	Aurora and Purchaser shall each promptly notify each other if at any time before the Effective Date, it becomes aware (in the case of Aurora only with respect to Aurora and in the case of Purchaser only with respect to Purchaser) that the Joint Circular contains a Misrepresentation, or that otherwise requires an amendment or supplement to the Joint Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Joint Circular, as required or appropriate, and (i) Aurora shall promptly mail, file or otherwise publicly disseminate any amendment or supplement to the Joint Circular to Aurora Shareholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities and as otherwise required and (ii) Purchaser shall promptly mail, file or otherwise publicly disseminate any amendment or supplement to the Joint Circular to Purchaser Shareholders and, if required by applicable Laws, file the same with the Securities Authorities and as otherwise required.

(f)	Aurora shall, and shall use commercially reasonable efforts to cause its auditors and other Representatives to, provide Purchaser on a reasonably timely basis with all financial statements, financial information, auditor consents and comfort letters relating to Aurora and its subsidiaries as may reasonably be required for the preparation of any pro forma financial statements or other financial disclosure of Purchaser to be included in the Joint Circular or any other document required to be filed by Purchaser under Securities Laws or U.S. Securities Laws in connection with the Transactions.

2.6	Final Order

If (i) the Interim Order is obtained, (ii) the Arrangement Resolution is passed at the Aurora Meeting by Aurora Shareholders as provided for in the Interim Order and as required by applicable Law, and (iii) the Purchaser Resolution is passed at the Purchaser Meeting by Purchaser Shareholders as required by applicable Law, subject to the terms of this Agreement, Aurora shall as soon as reasonably practicable thereafter, and in any event within five Business Days thereafter, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291 of the BCBCA.

2.7	Court Proceedings

Subject to the terms of this Agreement, Aurora will, in cooperation with Purchaser, diligently pursue the Interim Order and the Final Order and Purchaser will cooperate with and assist Aurora in seeking the Interim Order and the Final Order, including by providing Aurora on a timely basis any information required to be supplied by Purchaser in connection therewith. Aurora will provide Purchaser and its legal counsel with reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement, including by providing on a timely basis a description of any information required to be supplied by Purchaser for inclusion in such materials, prior to the service and filing of that material, and will give reasonable consideration to all such comments, provided that Aurora will accept the reasonable comments of Purchaser and its legal counsel with respect to any such information required to be supplied by Purchaser and included in such material to the extent such information is solely regarding the Purchaser and its affiliates. Aurora will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. Aurora will also provide Purchaser’s legal counsel on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on Aurora or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, Aurora will not file any material with, or make any submissions to, the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Purchaser’s prior written consent, such consent not to be unreasonably withheld or delayed; provided that nothing herein shall require Purchaser to agree or consent to any increase in the Consideration or other modification or amendment to such filed or served materials that expands or increases Purchaser’s obligations or diminishes Purchaser’s rights set forth in this Agreement or in such materials. In addition, Aurora will not object to legal counsel to Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably, provided that Aurora is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. Aurora will oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, Aurora is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so only after notice to, and in consultation and cooperation with, Purchaser.

2.8	Equity-Based Incentive Awards

The Parties acknowledge and agree that all Aurora Options that are not exercised, whether conditionally or otherwise, prior to the Effective Time and all outstanding Aurora DSUs, Aurora RSUs and Aurora PSUs shall be treated in accordance with the provisions of the Plan of Arrangement (and, for greater certainty, the treatment of all such securities shall be governed exclusively by the Plan of Arrangement), and Aurora shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.

2.9	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Consideration Shares and Replacement Options issued under the Arrangement will be issued by Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate Purchaser’s compliance with other U.S. Securities Laws, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	pursuant to Section 2.2(a)(ii), prior to the issuance of the Interim Order, the Court will be advised as to the intention of the Parties to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Consideration Shares and Replacement Options pursuant to the Arrangement, based on the Court’s approval of the Arrangement;

(b)	prior to the issuance of the Interim Order, Aurora will file with the Court a copy of the proposed text of the Joint Circular together with any other documents required by Law in connection with the Aurora Meeting;

(c)	the Court will be required to satisfy itself that the Arrangement is fair and reasonable, both procedurally and substantively, to all Persons who are entitled to receive Consideration Shares or Replacement Options pursuant to the Arrangement;

(d)	Aurora will ensure that each Aurora Shareholder, holder of Aurora Options and other Person entitled to receive Consideration Shares or Replacement Options pursuant to the Arrangement will be given adequate and appropriate notice advising them of their right to attend the hearing of the Court to give approval to the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)	all Persons entitled to receive Consideration Shares or Replacement Options pursuant to the Arrangement will be advised that Consideration Shares and Replacement Options issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued by Purchaser in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act and, in the case of affiliates of the Purchaser, shall be subject to certain restrictions on resale under U.S. Securities Laws, including Rule 144 under the U.S. Securities Act;

(f)	the Final Order approving the terms and conditions of the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as procedurally and substantively fair and reasonable to all Persons entitled to receive Consideration Shares or Replacement Options pursuant to the Arrangement;

(g)	the Interim Order approving the Aurora Meeting will specify that each Person entitled to receive Consideration Shares or Replacement Options pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time;

(h)	the Final Order shall include a statement to substantially the following effect:

“This Order shall serve as the basis for reliance on the exemption provided by Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the distribution of common shares of Purchaser and options to purchase common shares of Purchaser pursuant to the Plan of Arrangement.”; and

(i)	the Court shall hold a hearing before approving the fairness of the terms and conditions of the Arrangement and issuing the Final Order.

2.10	Arrangement Filings and Effective Date

(a)	The Arrangement shall be implemented in accordance with the Plan of Arrangement, which shall be in the form attached to this Agreement as Schedule A, as it may be amended, supplemented or modified from time to time by written agreement of the Parties.

(b)	Unless another time or date is agreed to in writing by the Parties and subject to Section 2.10(c), Aurora shall file with the Registrar the Arrangement Filings and such other documents as may be required to give effect to the Arrangement under the BCBCA no later than the third Business Day after the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), provided that if such third Business Day would occur prior to the Inside Date, Aurora shall make such filings on the Inside Date, subject to the conditions set out in Article 6 continuing to be satisfied or, where not prohibited, waived by the applicable Party or Parties in whose favour the condition is, as of such date, and the Arrangement shall become effective, in accordance with Section 292 of the BCBCA, at the Effective Time on the Effective Date.

(c)	Notwithstanding anything to the contrary contained herein, the Effective Date shall not occur prior to January 6, 2027 (the “Inside Date”).

(d)	From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the BCBCA. The closing of the Arrangement will take place via electronic document exchange (by email or other electronic means) unless otherwise agreed by the Parties.

2.11	Payment of Consideration

Purchaser will, following receipt of the Final Order and prior to the filing by Aurora of the Arrangement Filings with the Registrar in accordance with Section 2.10(b), deliver or cause to be delivered to the Depositary in escrow pending the Effective Time (the terms and conditions of such escrow to be satisfactory to the Parties, each acting reasonably), (i) sufficient funds to satisfy the aggregate Cash Consideration and (ii) sufficient Purchaser Shares (and any irrevocable treasury directions addressed to Purchaser’s transfer agent as may be necessary) to satisfy the aggregate Share Consideration, in each case to be paid or issued to Aurora Shareholders (other than dissenting Aurora Shareholders) under the Arrangement.

2.12	Announcement and Shareholder Communications

Purchaser and Aurora shall issue a joint press release with respect to this Agreement and the Arrangement promptly following the execution of this Agreement and in any event prior to the next opening of trading on the TSX, the text of such announcement to be in the form approved by each of Purchaser and Aurora in advance, acting reasonably and without delay. Each Party shall consult with the other Party prior to issuing any other press releases or otherwise making public written statements with respect to the Arrangement or this Agreement (including any notice of change to the Directors’ Circular in the form prescribed by Form 62-104F5 under NI 62-104 in connection with the announcement of this Agreement and the Arrangement, and any other press release, public statement or communication to Aurora Shareholders relating to the Existing Bid or any Amended Bid (unless and until such time that the Aurora Board has delivered a Superior Proposal Notice to the Purchaser in respect of any such Amended Bid in accordance with Section 7.4(a)(iv))) and shall provide the other Party with a reasonable opportunity to review and comment on all such press releases or public written statements prior to the release thereof. Purchaser and Aurora agree to co-operate in the preparation of presentations, if any, to Aurora Shareholders, Purchaser Shareholders or other stakeholders regarding the Plan of Arrangement, and, if requested, participate in such presentations; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. Notwithstanding the foregoing, the restrictions set forth in this Section 2.12 will not apply to any release or public statement (a) made or proposed to be made by Aurora in connection with an Aurora Change in Recommendation or any action taken pursuant thereto, (b) made or proposed to be made by Purchaser in connection with a Purchaser Change in Recommendation or any action taken pursuant thereto, or (c) in connection with any dispute between the Parties regarding this Agreement, the Arrangement or the transactions contemplated by this Agreement.

For the avoidance of doubt, nothing in this Section 2.12 shall require a notice by a Party or its affiliates to the other Party or the other Party's prior consent in connection with, or prevent such Party or any of its affiliates from: (a) issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement; or (b) making internal announcements or presentations to employees and having discussions with their respective securityholders, financial analysts or other stakeholders, in each case so long as such statements and announcements are consistent with the press releases, public disclosures or public statements previously made by the Parties.

2.13	Withholding Taxes

Purchaser, the Depositary and Aurora shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder or under the Plan of Arrangement and from all dividends or other distributions or other payments otherwise payable to any former securityholders of Aurora such amounts as Purchaser, the Depositary or Aurora may be permitted or required to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid, provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity. Purchaser, the Depositary and Aurora shall cooperate, acting reasonably, to minimize any such deduction or withholding. To the extent that the amount required to be deducted or withheld from any consideration payable to a Person under the Plan of Arrangement exceeds the cash portion of the consideration otherwise payable to such Person, Purchaser, the Depositary and Aurora are hereby authorized to sell or otherwise dispose of, on behalf of such Person, such portion of the Consideration Shares otherwise deliverable to such Person as is necessary to provide sufficient funds (after deduction of all reasonable out-of-pocket expenses, Taxes and commissions incurred in connection with such sales) to enable the required deduction or withholding to be made and remitted, and shall notify such Person thereof and remit to such Person any unapplied balance of the net proceeds of such sale. None of the Purchaser, the Depositary or Aurora shall be liable for any loss arising out of any sale of such Consideration Shares, including any loss relating to the manner or timing of such sales, the prices at which the Consideration Share are sold or otherwise.

2.14	Adjustment of Consideration

Notwithstanding anything to the contrary contained in this Agreement, if, between the date of this Agreement and the Effective Time, the issued and outstanding Aurora Shares or the issued and outstanding Purchaser Shares shall have been changed into a different number of shares or a different class by reason of any stock split, reverse stock split, stock dividend (other than any regular payment of dividend equivalents under equity awards outstanding on the date hereof), reclassification, redenomination or the like, the Cash Consideration, the Exchange Ratio and any other dependent items shall be appropriately adjusted to provide to Aurora and Purchaser and their respective shareholders the same economic effect as contemplated by this Agreement and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Consideration to be paid per Aurora Share, the Cash Consideration, the Exchange Ratio or other dependent item, subject to further adjustment in accordance with this sentence.

2.15	Tax Elections

An Eligible Holder who receives Consideration Shares pursuant to the Arrangement shall be entitled to make a joint income tax election with Purchaser pursuant to subsection 85(1) of the Tax Act (or, in the case of an Eligible Holder that is a partnership, subsection 85(2) of the Tax Act) and the corresponding provisions of any applicable provincial or territorial tax legislation (a “Section 85 Election”) in respect of the disposition of its Aurora Shares to Purchaser under the Arrangement. An Eligible Holder wishing to make a Section 85 Election must provide two signed duly completed and signed copies of the necessary elections to Purchaser on or before the day that is 90 days after the Effective Date. Provided the information in such elections is correct and complete and in compliance with the requirements imposed under the Tax Act (or applicable provincial income Tax Law), the Purchaser shall, within 60 days after receipt of such information, execute and return the election forms to the Eligible Holder for filing with the applicable Governmental Entity. The agreed amount under each Section 85 Election shall be determined by the Eligible Holder in its sole discretion, subject to the limits set out in the Tax Act. Other than executing and returning duly completed election forms within 60 days of reciept, Purchaser shall not be responsible for the proper completion or filing of any election form or for any Taxes, interest or penalties or any other costs or damages resulting from the failure of an Eligible Holder to properly complete or file any election form in the form and manner and within the time prescribed by applicable Law.

Article 3
REPRESENTATIONS AND WARRANTIES OF AURORA

3.1	Representations and Warranties

Except as disclosed in the Aurora Public Disclosure Record (excluding any disclosures set forth in any section of a document in the Aurora Public Disclosure Record entitled “Risk Factors” or “Forward-Looking Statements” or any other disclosures included in such filings to the extent that they are forward-looking in nature) or in the Aurora Disclosure Letter (it being expressly understood and agreed that the disclosure of any fact or item in the Aurora Disclosure Letter shall only be deemed to be an exception to (or, as applicable, disclosure for the purposes of) the representations and warranties of Aurora that are contained in the corresponding Paragraph of Schedule C and any other representations or warranties of Aurora only to the extent that the relevance of such disclosed fact or item to such other representation or warranty is reasonably apparent on its face), Aurora hereby represents and warrants to and in favour of Purchaser as set forth in Schedule C, and acknowledges that Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

3.2	Disclaimer

Purchaser agrees and acknowledges that, except as set forth in this Agreement, Aurora makes no representation or warranty, express or implied, at law or in equity, with respect to Aurora, its businesses, the past, current or future financial condition or its assets, liabilities or operations, or its past, current or future profitability, performance or cash flows, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.

3.3	Survival of Representations and Warranties

The representations and warranties of Aurora contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER

4.1	Representations and Warranties

Except as disclosed in the Purchaser Public Disclosure Record (excluding any disclosures set forth in any section of a document in the Purchaser Public Disclosure Record entitled “Risk Factors” or “Forward-Looking Statements” or any other disclosures included in such filings to the extent that they are forward-looking in nature) or in the Purchaser Disclosure Letter (it being expressly understood and agreed that the disclosure of any fact or item in the Purchaser Disclosure Letter shall only be deemed to be an exception to (or, as applicable, disclosure for the purposes of) the representations and warranties of Purchaser that are contained in the corresponding Paragraph of Schedule D and any other representations or warranties of Purchaser only to the extent that the relevance of such disclosed fact or item to such other representation or warranty is reasonably apparent on its face), Purchaser hereby represents and warrants to and in favour of Aurora as set forth in Schedule D, and acknowledges that Aurora is relying upon such representations and warranties in connection with the entering into of this Agreement.

4.2	Disclaimer

Aurora agrees and acknowledges that, except as set forth in this Agreement, Purchaser makes no representation or warranty, express or implied, at law or in equity, with respect to Purchaser, its businesses, the past, current or future financial condition or its assets, liabilities or operations, or its past, current or future profitability, performance or cash flows, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.

4.3	Survival of Representations and Warranties

The representations and warranties of Purchaser contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 5
COVENANTS OF AURORA AND PURCHASER

5.1	Covenants of Aurora Regarding the Conduct of Business

(a)	Aurora covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) as required or as otherwise expressly contemplated by this Agreement, (ii) disclosed in Section 5.1(a) of the Aurora Disclosure Letter, (iii) as required by applicable Laws or any Governmental Entity, or (iv) as consented to by Purchaser in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Aurora shall, and shall cause each of its subsidiaries to conduct its business in the Ordinary Course, and use commercially reasonable efforts to maintain and preserve their business organization, assets, Permits, goodwill and business relationships with suppliers, partners and other Persons with which Aurora or any of its subsidiaries has business relations and keep available the services of its respective officers and employees as a group.

(b)	Without limiting the generality of Section 5.1(a), from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) as required or as otherwise expressly contemplated by this Agreement, (ii) disclosed in Section 5.1(b) of the Aurora Disclosure Letter, or (iii) as required by applicable Laws or any Governmental Entity, Aurora shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed):

(i)	amend its articles, by-laws or other comparable organizational documents;

(ii)	amend any of the Incentive Plans or the terms of any of its outstanding securities, including any outstanding indebtedness and credit facilities;

(iii)	issue, grant, sell or cause or, permit any Lien (other than Permitted Liens) to be created on, or agree to issue, grant, sell or cause or permit any Lien (other than Permitted Liens) to be created on any shares of Aurora or its subsidiaries or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Aurora or any of its subsidiaries, other than (A) the issuance of Aurora Shares pursuant to the terms of the Aurora Options, the Aurora Share DSUs, the Aurora Share RSUs or Aurora Share PSUs outstanding on the date hereof and grants of Aurora Options, Aurora DSUs, Aurora PSUs or Aurora RSUs as disclosed in Section 5.1 of the Aurora Disclosure Letter, and (B) internal transactions done in the Ordinary Course solely involving Aurora and its wholly-owned subsidiaries or solely among such wholly-owned subsidiaries;

(iv)	redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, subject to any Lien (other than Permitted Liens), any of its outstanding securities or securities convertible into or exchangeable or exercisable for any such securities, unless otherwise required by the terms of such securities;

(v)	split, consolidate or reclassify any of its capital stock or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof);

(vi)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Aurora or any of its subsidiaries;

(vii)	reorganize, amalgamate, combine or merge Aurora or any of its subsidiaries with any other Person;

(viii)	amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS or other applicable Laws;

(ix)	make or change any material Tax election, information, schedule, return or designation, change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any material Tax returns or file claims for Tax refunds, enter into (or offer to enter into) any agreement (including any waiver) with any Governmental Entity relating to material Taxes, settle (or offer to settle) or compromise any material Tax claim, audit, assessment or reassessment, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, in each case other than (A) in the Ordinary Course consistent with past practice in connection with the preparation and filing of Tax Returns, (B) as required by applicable Law, or (C) in connection with the conduct of any audit, objection or appeal disclosed in Section 3.1(z)(iii) of the Aurora Disclosure Letter, provided that Aurora shall keep Purchaser reasonably informed of, and shall consult with Purchaser in good faith prior to settling or compromising, any such matter;

(x)	make a (direct or indirect) “investment” in a “foreign affiliate” of Aurora or any of its subsidiaries (within the meaning of subsection 212.3(10) of the Tax Act), other than (A) in the Ordinary Course to fund the working capital or operating requirements of a foreign affiliate that exists on the date hereof, including pursuant to intercompany arrangements in effect on the date hereof, or (B) as disclosed in Section 5.1(b)(x) of the Aurora Disclosure Letter;

(xi)	sell, pledge, lease, license or cause or permit any Liens (other than Permitted Liens) to be created on any assets which, individually or in the aggregate, have a value in excess of $1 million (which for the avoidance of doubt, shall not be considered to include the disposal by Aurora or any subsidiary of Aurora of obsolete assets or the sale by Aurora or any subsidiary of Aurora of accounts receivable or inventory in the Ordinary Course);

(xii)	sell, assign, transfer, exclusively license, abandon, permit to lapse or otherwise dispose of any material Intellectual Property owned by Aurora or its subsidiaries, grant any licence or other right in respect of any material proprietary cultivars, strains, breeding lines or other plant genetic resources or disclose any material trade secrets of Aurora or its subsidiaries to any Person other than pursuant to a written confidentiality obligation, in each case other than non-exclusive licences granted in the Ordinary Course;

(xiii)	acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any property or asset, or make any investment either by the purchase of securities, contributions of capital (other than to wholly-owned subsidiaries), property transfer, or purchase of any property or enter into or extend any option to acquire, or exercise an option to acquire, any property or assets of any other Person, other than (i) the acquisition of raw materials and inventory in the Ordinary Course, (ii) pursuant to a Contract in existence on the date hereof and disclosed in Section 5.1(a) of the Aurora Disclosure Letter, or (iii) acquisitions in the Ordinary Course having a fair market value, individually or in the aggregate, not in excess of $1 million;

(xiv)	incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans or advances that are, in the aggregate, in excess of $1 million;

(xv)	commit to make new capital expenditures that are, in the aggregate, in excess of $1 million;

(xvi)	pay, discharge or satisfy any claims, liabilities or obligations which, individually or in the aggregate, are in excess of $1 million, other than the payment, discharge or satisfaction of liabilities (A) reflected or reserved against in the Aurora Financial Statements, or (B) incurred in the Ordinary Course;

(xvii)	except in the Ordinary Course, waive, release, grant or transfer any rights which, individually or in the aggregate, have a value in excess of $1 million or settle any material legal action except as contemplated herein;

(xviii)	amend or modify in any material respect or terminate or waive any material right under any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof, other than, in each case, in the Ordinary Course;

(xix)	enter into any union recognition agreement, collective bargaining agreement, works council agreement or similar agreement with any trade union or representative body except as required by law;

(xx)	other than in the Ordinary Course or as is necessary to comply with applicable Laws or any Contract or Employee Plan in effect as of the date hereof and made available to the Purchaser or disclosed in Section 5.1(b)(xx) of the Aurora Disclosure Letter, except as provided herein, (A) increase the benefits payable or to become payable to Aurora’s directors or officers (whether from Aurora or any of its subsidiaries), enter into or modify any employment, severance, or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any director or officer of Aurora other than pursuant to agreements already entered into; (B) in the case of employees who are not directors or officers of Aurora, take any action with respect to the grant of any bonuses, salary increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date hereof; (C) hire or engage any officer, or any employee or individual independent contractor whose annual base salary or fees would exceed $250,000, other than to fill a vacancy arising after the date hereof on substantially similar terms; (D) terminate the employment or engagement of any officer, or of any employee or individual independent contractor whose annual base salary or fees exceed $250,000 other than for cause or for bona fide performance or disciplinary reasons; (E) implement any layoff, group or mass termination, plant closing or reduction in force that would require notice to any Governmental Entity or employees under applicable Laws; (F) grant, enter into or amend any retention, change of control, transaction or similar bonus or payment; or (G) waive, release or amend any non-competition, non-solicitation, confidentiality or other restrictive covenant obligation of any current or former director, officer, employee or independent contractor of Aurora or any of its subsidiaries; provided that the exception for actions taken in the Ordinary Course shall not apply to clauses (A), (E) and (F) or to clause (G) insofar as it relates to any Person described in paragraph (hh)(x) of Schedule C;

(xxi)	notwithstanding Section 5.1(b)(xi), sell, transfer, pledge, dispose of, lease, license or encumber any Aurora Owned Real Property or any interest therein, other than (A) Permitted Liens, or (B) in the Ordinary Course where doing so would not, individually or in the aggregate, be reasonably expected to materially adversely impair the existing use, operation or value of the property affected;

(xxii)	enter into, materially amend, extend, surrender, terminate or assign any lease, sublease, licence or other occupancy agreement in respect of any of the Aurora Properties, or waive any material right thereunder, other than in the Ordinary Course;

(xxiii)	acquire any interest in real property;

(xxiv)	(A) adopt, enter into, materially amend or terminate any Employee Plan (or any arrangement that would be an Employee Plan if in effect on the date hereof), other than amendments made in the Ordinary Course or as required by applicable Law or the terms of any Employee Plan; or (B) take any action to accelerate the vesting or payment of, or to fund or secure the payment of, any compensation or benefit under any Employee Plan, other than in accordance with such Employee Plan;

(xxv)	take any action that would reasonably be expected to result in the loss, expiration, surrender, suspension, revocation, non-renewal or materially adverse modification of any Cannabis Licence, or fail to diligently pursue any pending application for, or renewal or amendment of, any Cannabis Licence;

(xxvi)	commence any Action against, or waive, release, settle or compromise any Action brought by, any present, former or purported holder of securities of Aurora or any of its subsidiaries in connection with this Agreement or the Arrangement;

(xxvii)	enter into or terminate any interest rate, currency, commodity or other swap, hedge, derivative or similar financial instrument, other than in the Ordinary Course;

(xxviii)	other than as permitted by Section 5.1(b)(xx), enter into, amend or terminate any Non-Arm’s Length Agreement;

(xxix)	commence any new line of business or carry on business in any jurisdiction in which it does not carry on business as of the date hereof, including any activity involving cannabis in any jurisdiction in which such activity is not lawful; or

(xxx)	authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing.

(c)	Aurora shall use commercially reasonable efforts to cause the current insurance (or re-insurance) policies of Aurora not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage similar to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(d)	Aurora shall not, and shall cause its subsidiaries not to, knowingly take any action, permit any inaction, or undertake or participate in any transaction or series of transactions (other than the transactions contemplated by this Agreement and the Plan of Arrangement, including any Pre-Acquisition Reorganization requested by Purchaser, any action taken in the Ordinary Course, any action required by applicable Law or any action consented to in writing by Purchaser) that would reasonably be expected to have the effect of materially reducing or eliminating the amount of any tax cost “bump” available pursuant to paragraphs 88(1)(c) and (d) of the Tax Act in respect of the securities of any affiliates or subsidiaries and other non-depreciable capital property owned by Aurora or any of its subsidiaries, upon an amalgamation or winding-up of Aurora or any of its subsidiaries (or any of their respective successors), and Aurora shall promptly advise Purchaser in writing, in advance, of any proposed action, inaction, transaction, event or series of transactions or events that, to the knowledge of Aurora, would reasonably be expected to have such effect, provided that Aurora shall have no liability under this Section 5.1(d) in respect of any reduction or elimination of such tax cost “bump” resulting from (A) any action taken by or at the direction of Purchaser or any of its affiliates, (B) the acquisition or ownership of any property by any Aurora Shareholder or any other Person (other than Aurora and its subsidiaries) that is not under the control of Aurora, or (C) any matter of which Aurora did not have knowledge after reasonable inquiry of its Tax advisors.

(e)	Aurora shall, and shall cause its subsidiaries to, upon the reasonable request of Purchaser, provide Purchaser and its advisors on a timely basis with such information and documents in the possession or control of Aurora or its subsidiaries as Purchaser may reasonably request in order to determine the extent to which the tax cost of any non-depreciable capital property owned, directly or indirectly, by Aurora (including the securities of its subsidiaries and foreign affiliates) may be so increased and shall assist Purchaser in obtaining any such information not in the possession or control of Aurora or its subsidiaries and cooperate with Purchaser and its advisors in obtaining any valuations reasonably required for such purpose, provided that (A) Purchaser shall bear the cost of any such valuations and shall reimburse Aurora for all reasonable and documented out-of-pocket costs incurred by Aurora and its subsidiaries in complying with this Section 5.1(e), (B) nothing in this Section 5.1(e) shall require Aurora or any of its subsidiaries to provide any information the disclosure of which would result in the loss of solicitor-client privilege or contravene applicable Law or any confidentiality obligation, and (C) Aurora makes no representation or warranty as to the availability or amount of any such increase in tax cost.

5.2	Covenants of Purchaser Regarding the Conduct of Business

(a)	Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) as required or as otherwise expressly contemplated by this Agreement, (ii) disclosed in Section 5.2(a) of the Purchaser Disclosure Letter, (iii) as required by applicable Laws or any Governmental Entity, or (iv) as consented to by Aurora in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Purchaser shall, and shall cause each of its subsidiaries to conduct its business in the Ordinary Course, and use commercially reasonable efforts to maintain and preserve their business organization, assets, Permits, goodwill and business relationships with suppliers, partners and other Persons with which Purchaser or any of its subsidiaries has business relations and keep available the services of its respective officers and employees as a group.

(b)	Without limiting the generality of Section 5.2(a), from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) as required or as otherwise expressly contemplated by this Agreement, (ii) disclosed in Section 5.2(b) of the Purchaser Disclosure Letter, or (iii) as required by applicable Laws or any Governmental Entity, Purchaser shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of Aurora (such consent not to be unreasonably withheld, conditioned or delayed):

(i)	amend its articles, by-laws or other comparable organizational documents in a manner that would reasonably be expected to be adverse to Aurora Shareholders as holders of Consideration Shares or to prevent or materially delay the completion of the Arrangement;

(ii)	amend any outstanding indebtedness and credit facilities, other than (A) any amendment, supplement or other modification to Purchaser’s existing credit facilities to implement the Purchaser Financing in accordance with Section 5.7, and (B) any amendment, waiver or consent under Purchaser’s existing credit facilities that would not reasonably be expected to prevent, materially delay or impair the Purchaser Financing or the completion of the Arrangement or be adverse to Aurora Shareholders as holders of Consideration Shares;

(iii)	amend the terms of, or reclassify, any of its outstanding equity securities in a manner that would reasonably be expected to be adverse to Aurora Shareholders as holders of Consideration Shares;

(iv)	issue, grant or sell, or agree to issue, grant or sell, any shares of Purchaser or its subsidiaries or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Purchaser or any of its subsidiaries, other than (A) the issuance of Purchaser Shares pursuant to the terms of Purchaser Options, Purchaser DSUs, Purchaser RSUs, Purchaser PSUs or Purchaser Preferred Shares, (B) the issuance of Purchaser Options, Purchaser DSUs, Purchaser RSUs and Purchaser PSUs, (C) internal transactions solely involving Purchaser and its wholly-owned subsidiaries or solely among such wholly-owned subsidiaries, (D) the issuance of Purchaser Shares and Purchaser Preferred Shares pursuant to the BAT Equity Commitment, and (E) other issuances of Purchaser Shares (or securities convertible into or exercisable for Purchaser Shares) with an aggregate value not exceeding $10 million;

(v)	redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, subject to any Lien (other than Permitted Liens), any of its outstanding securities or securities convertible into or exchangeable or exercisable for any such securities, unless otherwise required by the terms of such securities and other than (A) internal transactions solely involving Purchaser and its wholly-owned subsidiaries or solely among such wholly-owned subsidiaries, or (B) transactions with a value not exceeding $10 million;

(vi)	split, consolidate or reclassify any of its capital stock or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof);

(vii)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Purchaser or any of its subsidiaries, other than any reorganization solely involving wholly-owned subsidiaries of Purchaser that would not reasonably be expected to be adverse to Aurora Shareholders as holders of Consideration Shares;

(viii)	reorganize, amalgamate, combine or merge Purchaser with any other Person, other than in connection with an acquisition permitted by Section 5.2(b)(ix) in which Purchaser is the continuing or surviving entity;

(ix)	acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any property or asset, or make any investment either by the purchase of securities, contributions of capital (other than to wholly-owned subsidiaries), property transfer, or purchase of any property or enter into or extend any option to acquire, or exercise an option to acquire, any property or assets of any other Person, if any of the foregoing would (A) prevent, materially impede or delay, or would reasonably be expected to prevent, materially impede or delay, the consummation of the Arrangement, (B) require any approval of the Purchaser Shareholders under any applicable Law, or (C) individually or in the aggregate, have a Material Adverse Effect with respect to Purchaser;

(x)	except in the Ordinary Course, waive, release, grant or transfer any rights which are material to Purchaser and its subsidiaries, taken as a whole, or settle any material legal action except as contemplated herein;

(xi)	materially amend the Purchaser Equity Incentive Plan or any Purchaser Legacy Plan; or

(xii)	authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing.

(c)	Purchaser shall use commercially reasonable efforts to cause the current insurance (or re-insurance) policies of Purchaser not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage similar to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

5.3	Mutual Covenants

Each of the Parties covenants and agrees that, except as expressly contemplated in this Agreement and subject to the specific obligations contained in Section 5.6, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using commercially reasonable efforts to: co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder;

(b)	upon reasonable consultation with the other Party, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(c)	it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to, individually or in the aggregate, materially delay or materially impede the making or completion of the Plan of Arrangement or the transactions contemplated by this Agreement;

(d)	it shall promptly notify the other Party in writing of, and keep the other Party reasonably informed on a current basis of the status of, any inquiry, request for information, comment, complaint, application or proceeding by, before or involving any Governmental Entity (including any Securities Authority or stock exchange) relating to this Agreement, the Arrangement or the transactions contemplated hereby, or, in the case of Aurora, the Existing Bid or any Amended Bid (unless and until such time that the Aurora Board has delivered a Superior Proposal Notice to the Purchaser in respect of any such Amended Bid in accordance with Section 7.4(a)(iv)), and shall provide the other Party and its legal counsel with a reasonable opportunity to review and comment on any written submission to be made to any Securities Authority or stock exchange in connection therewith and shall give reasonable consideration to any such comments, and shall, upon reasonable consultation with the other Party, respond to and defend any such complaint, application or proceeding; and

(e)	it will use commercially reasonable efforts to carry out all actions necessary to provide for the availability of the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder as contemplated by this Agreement and the Plan of Arrangement.

5.4	Additional Covenants of Aurora

Aurora covenants and agrees that:

(a)	except as expressly contemplated in this Agreement and subject to the specific obligations contained in Section 5.6, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to:

(i)	obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) necessary to be obtained under its Material Contracts or any lease, sublease, licence or other occupancy agreement in respect of any of the Aurora Properties in connection with the Arrangement or (B) required in order to maintain its Material Contracts and such leases, subleases, licences and other occupancy agreements in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to Purchaser and without paying, and without committing itself or Purchaser to pay, any consideration or incurring any liability or obligation without the prior written consent of Purchaser;

(ii)	upon reasonable consultation with Purchaser, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement; and

(iii)	pursue the wind up of Aurora’s captive insurance program(s), including the ACB Captive Insurance Company Inc. and segregated cell having policy number [Redacted – commercially sensitive information] captive insurance programs, including by, among other things: (1) obtain replacement insurance coverage, (2) obtain an actuarial estimate for the insurance contract liabilities at the expected commutation date in accordance with applicable regulations governing such programs, (3) preparing applications and/or notifications for the approval required by the Governmental Entities governing such programs, and (4) diligently responding to all additional requests from such Governmental Entities; and Aurora shall keep Purchaser reasonably informed of all material updates in respect of this matter;

(b)	Aurora shall conduct itself so as to keep Purchaser reasonably informed as to the material decisions or actions required to be made with respect to the operations of its business; provided that such disclosure is not otherwise prohibited by reason of a confidentiality obligation owed to a third party or otherwise prevented by applicable Law or is in respect of customer-specific or competitively sensitive information. Notwithstanding any other provision of this Agreement, no failure by Aurora to comply with this Section 5.4(b) shall (i) be considered in determining whether the condition set forth in Section 6.2(a) has been satisfied, or (ii) give rise to any right of Purchaser to terminate this Agreement pursuant to Section 8.2(c)(iii)

(c)	Aurora shall promptly notify Purchaser in writing of: (i) any Material Adverse Effect in respect of Aurora, or any change, effect, event, development, occurrence, circumstance or state of facts which, individually or in the aggregate, has been or would reasonably be expected to be material to Aurora and its subsidiaries, taken as a whole; (ii) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement; (iii) any notice or other communication from any material supplier, customer or other third party to the effect that such supplier, customer or third party is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with Aurora or any of its subsidiaries as a result of this Agreement or the Arrangement; (iv) any material filing, actions, suits, claims, reassessments, investigations or proceedings commenced or, to the knowledge of Aurora, threatened against, relating to or involving or otherwise affecting Aurora, its subsidiaries or the assets of Aurora; (v) any notice, correspondence or other communication from Health Canada or any other Governmental Entity relating to any Cannabis Licence or alleging any material non-compliance with Cannabis Laws; or (vi) any communication from Curaleaf or any Person acting jointly or in concert with Curaleaf relating to Aurora, the Existing Bid or any Amended Bid (unless and until such time that the Aurora Board has delivered a Superior Proposal Notice to the Purchaser in respect of any such Amended Bid in accordance with Section 7.4(a)(iv)).

(d)	Aurora shall: (i) not adopt, implement or amend any new shareholder rights plan, or waive the application of any shareholder rights plan in favour of any Person other than Purchaser; (ii) subject to Article 7, continue to recommend that Aurora Shareholders reject the Existing Bid and any Amended Bid that does not constitute a Superior Proposal, and file and mail such notices of change to the Directors’ Circular as may be required in connection therewith, in consultation with Purchaser in accordance with Section 2.12; and (iii) cooperate with Purchaser in taking all steps required to delist the Aurora Shares from the TSX and NASDAQ and to cause Aurora to cease to be a reporting issuer as promptly as practicable following the Effective Time.

5.5	Additional Covenants of Purchaser

(a)	Except as contemplated in this Agreement and subject to the specific obligations contained in Section 5.6, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, Purchaser shall, and shall cause its subsidiaries to, use commercially reasonable efforts to:

(i)	obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) necessary to be obtained under its Material Contracts in connection with the Arrangement or (B) required in order to maintain its Material Contracts in full force and effect following completion of the Arrangement;

(ii)	prior to the completion of the Arrangement, obtain conditional approval of the listing and posting for trading on the TSX, and notify NASDAQ of the listing, of the Consideration Shares and the Purchaser Shares issuable pursuant to the BAT Equity Commitment, subject only to satisfaction of the customary listing conditions of the TSX and NASDAQ;

(iii)	upon reasonable consultation with Aurora, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement; and

(iv)	at or prior to the Effective Time, allot and reserve for issuance a sufficient number of Purchaser Shares to meet the obligations of Purchaser under the Plan of Arrangement.

(b)	Purchaser shall promptly notify Aurora in writing of: (i) any Material Adverse Effect in respect of Purchaser, or any change, effect, event, development, occurrence, circumstance or state of facts which would reasonably be expected to have a Material Adverse Effect in respect of Purchaser; (ii) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement; (iii) any notice or other communication from any material supplier, customer or other third party to the effect that such supplier, customer or third party is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with Purchaser or any of its subsidiaries as a result of this Agreement or the Arrangement; or (iv) any material filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Purchaser, its subsidiaries or the assets of Purchaser.

(c)	On or before the opening of trading on the TSX on December 15, 2026, the Purchaser shall publicly announce its revenue, net revenue, adjusted EBITDA, free cash flow and adjusted gross margin for the fiscal year and fourth quarter ended September 30, 2026.

5.6	Regulatory Approvals

(a)	With respect to the transactions contemplated by this Agreement, Purchaser and Aurora shall within five Business Days after the date of this Agreement or such other date as the Parties may reasonably agree:

(i)	jointly prepare and file with the Commissioner a request for an advanced ruling certificate under section 102 of the Competition Act or, in the alternative, a “no-action letter”;

(ii)	prepare and file with the Commissioner their respective notifications under section 114 of the Competition Act; and

(iii)	unless submitted prior to the date of this Agreement, make the required filing in order to obtain the German FDI Approval.

(b)	All filing fees (including any Taxes thereon) in respect of any filing made to any Governmental Entity in respect of any Regulatory Approvals shall be paid by Purchaser.

(c)	With respect to obtaining the Regulatory Approvals, each of Aurora and Purchaser shall cooperate with one another and shall provide such assistance as any other Party may reasonably request in connection with obtaining the Regulatory Approvals as soon as reasonably practicable from the date of this Agreement. In particular:

(i)	no Party shall extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Entity not to consummate the transactions contemplated by this Agreement, except upon the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed);

(ii)	the Parties shall exchange drafts of all submissions, material correspondence, filings, notifications, presentations, applications, plans and undertakings to be made or submitted to or filed with any Governmental Entity in respect of the transactions contemplated by this Agreement, will consider in good faith any suggestions made by the other Party and its counsel and will provide the other Party and its counsel with final copies of all such submissions, material correspondence, filings, notifications, presentations, applications and plans submitted to or filed with any Governmental Entity in respect of the transactions contemplated by this Agreement; provided, however, that this obligation shall not extend to information indicated by either Party to be competitively sensitive, in either case, which information shall be provided on an external counsel-only basis; and

(iii)	each Party will keep the other Party and their respective counsel reasonably apprised of all substantive written (including email) and oral communications and all meetings with any Governmental Entity and their staff in respect of the Regulatory Approvals, and, unless participation by a Party is prohibited by applicable Law or by such Governmental Entity, will not participate in such material communications or meetings without giving the other Party and their respective counsel the opportunity to participate therein; provided, however, that this obligation shall not extend where competitively sensitive information may be discussed or communicated, in either case the other Party’s external legal counsel shall be provided with any such communications or information on an external counsel-only basis and, unless participation by a Party is prohibited by applicable Law or by such Governmental Entity, shall have the right to participate in any such meetings on an external counsel-only basis.

(d)	The Parties shall not enter into any transaction, investment, agreement, arrangement or joint venture or take any other action, the effect of which would reasonably be expected to make obtaining the Regulatory Approvals materially more difficult or challenging, or reasonably be expected to materially delay the obtaining of the Regulatory Approvals.

5.7	Purchaser Financing

(a)	Purchaser shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Purchaser Financing on the terms and conditions set out in the Financing Commitments, including: (i) maintaining the Financing Commitments in full force and effect in accordance with their terms; (ii) satisfying, or causing to be satisfied, on a timely basis all conditions to the funding of the Purchaser Financing that are within its control, and not taking or omitting to take any action that would reasonably be expected to result in any such condition not being satisfied; (iii) negotiating and entering into definitive agreements in respect of the Debt Financing (which may take the form of an amendment to, or amendment and restatement of, the Purchaser’s existing credit agreement) on the terms set out in the ATB Commitment Letter (or on other terms that would not reasonably be expected to prevent, materially delay or impair the completion of the Arrangement on or before the Outside Date) at or prior to the anticipated Effective Time; (iv) complying in all material respects with its obligations under the Financing Commitments and such definitive agreements; (v) paying when due all commitment, engagement and other fees payable under the Financing Commitments; (vi) completing the Purchaser Financing at or prior to the Effective Time to the extent required to pay the aggregate Cash Consideration and the other amounts payable by Purchaser under this Agreement and the Plan of Arrangement; and (vii) enforcing its rights under the Financing Commitments and such definitive agreements in the event of any breach, default or repudiation by any Financing Source. Nothing in this Section 5.7 shall require Purchaser to pay any fees or agree to any interest rate, pricing or other economic terms in excess of, or less favourable to Purchaser than, those contemplated by the Financing Commitments (including any “market flex” provisions thereof).

(b)	Purchaser shall not, without the prior written consent of Aurora (not to be unreasonably withheld, conditioned or delayed), enter into, agree to or permit any amendment, replacement, supplement, modification, waiver or termination of, or any release under, the ATB Commitment Letter, the BAT Equity Commitment or any other commitment letter, subscription agreement or definitive agreement in respect of any debt or equity financing forming part of the Purchaser Financing (it being agreed that the exercise of any “market flex” provisions of the ATB Commitment Letter, changes in pricing and assignments by Purchaser or any Financing Source to their respective affiliates shall not constitute an amendment for this purpose, provided that no such exercise or change may add to or expand the conditions to funding) that would or would reasonably be expected to: (i) reduce the aggregate proceeds of the Purchaser Financing to an amount that, together with Purchaser’s cash on hand, is less than the amount required to pay the aggregate Cash Consideration and all other amounts payable by Purchaser under this Agreement and the Plan of Arrangement; (ii) add to, expand or otherwise modify any condition, contingency or other term relating to the availability, timing or amount of the Purchaser Financing in a manner which could reasonably be expected to impair, prevent or materially delay the completion of the Purchaser Financing; (iii) prevent, materially delay or impair the completion of the Purchaser Financing or the Arrangement; (iv) adversely affect the ability of Purchaser to enforce its rights against any Financing Source; or (v) cause the expiry date of any Financing Commitment to fall before the Outside Date (as it may be extended in accordance with this Agreement); provided that Purchaser may (x) amend the ATB Commitment Letter to add lenders (including by way of novation), arrangers, bookrunners or agents who had not executed it as of the date of this Agreement, (y) reduce the commitments under the ATB Commitment Letter by an amount not greater than the net proceeds actually received by Purchaser from any other financing, asset disposition or existing credit facility, and (z) replace the ATB Commitment Letter with definitive agreements (including an amendment to Purchaser’s existing credit agreement) implementing the debt financing contemplated thereby, in each case provided that doing so would not contravene clauses (i) through (v) above. For greater certainty, this Section 5.7(b) shall not restrict any amendment, waiver or consent under Purchaser’s existing credit facilities that does not relate to the incremental facilities forming part of the Purchaser Financing. Purchaser shall deliver to Aurora a true and complete copy of any amendment, replacement, supplement, modification or waiver of a Financing Commitment promptly, and in any event within two Business Days, after it is entered into.

(c)	Purchaser shall, upon written request by Aurora, provide Aurora with such information regarding the Purchaser Financing as Aurora may reasonably request. Without limiting the foregoing, Purchaser shall notify Aurora in writing promptly, and in any event within two Business Days, after becoming aware that: (i) any Financing Commitment has expired or been terminated, withdrawn, rescinded or repudiated for any reason; (ii) any Financing Source has notified Purchaser that it does not intend to provide, or will be unable to provide, all or any portion of the Purchaser Financing on the terms set out in the Financing Commitments (other than by reason of an assignment or replacement permitted by Section 5.7(b)); (iii) any actual or threatened breach, default, termination or repudiation by any party to a Financing Commitment has occurred; (iv) any condition to the funding of the Purchaser Financing has become, or would reasonably be expected to become, incapable of being satisfied on or before the Outside Date; or (v) Purchaser believes in good faith that it will not be able to obtain all or any portion of the Purchaser Financing on the terms set out in the Financing Commitments on or before the Effective Date. Purchaser shall not be required to make a disclosure under this Section 5.7(c) to the extent such disclosure is prohibited by applicable Law, would be restricted under any confidentiality agreement, or would reasonably be expected to result in the waiver of solicitor-client privilege.

(d)	If all or any portion of the Purchaser Financing is funded prior to the Effective Date, Purchaser shall hold the net proceeds thereof in cash or cash equivalents and shall not use or encumber such proceeds for any purpose other than the payment of the aggregate Cash Consideration and the other amounts payable by Purchaser under this Agreement and the Plan of Arrangement.

(e)	If all or any portion of the Purchaser Financing becomes unavailable on the terms and conditions set out in the Financing Commitments, or any Financing Commitment expires or is terminated, withdrawn, rescinded or repudiated, Purchaser shall promptly notify Aurora and shall use its reasonable best efforts to arrange and obtain, as promptly as practicable and in any event prior to the Outside Date, alternative financing from the same or other Financing Sources in an amount sufficient to satisfy the requirement in Section 5.7(b)(i), on terms and conditions that (A) do not include any condition to funding that is more onerous than, or in addition to, the conditions to funding set out in the Financing Commitments as in effect on the date of this Agreement, and (B) would not reasonably be expected to prevent, materially delay or impair the completion of the Arrangement (any such financing, “Alternative Financing”), provided that Purchaser shall not be required to obtain any Alternative Financing on terms (including economic terms) that are, taken as a whole, materially less favourable to Purchaser than those set out in the Financing Commitments (including any “market flex” provisions thereof). Upon obtaining any Alternative Financing, references in this Agreement to the Purchaser Financing and the Financing Commitments shall include such Alternative Financing and the commitment letters, subscription agreements or other definitive agreements relating thereto, and this Section 5.7 shall apply to them. Purchaser shall promptly deliver to Aurora true and complete copies of all such agreements (in each case, redacted as contemplated by paragraph (ss) of Schedule D).

(f)	Aurora shall, and shall cause its subsidiaries to, use reasonable best efforts to provide such cooperation to Purchaser as Purchaser may reasonably request in connection with the arrangements by Purchaser to obtain the Debt Financing, including: (A) furnishing, as promptly as practicable, such financial and other information regarding Aurora and its subsidiaries as is required to satisfy the conditions to funding under the ATB Commitment Letter, it being understood that Purchaser shall be responsible for the preparation of any pro forma financial statements; (B) providing, at least five Business Days prior to the Effective Date (provided such information was requested at least 10 Business Days before the Effective Date), all documentation and other information regarding Aurora and its subsidiaries required by the Financing Sources under applicable “know your customer” and anti-money laundering rules and regulations, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada); (C) facilitating and cooperating with the Purchaser in obtaining such payout letters, discharges, releases, consents, acknowledgements, authorizations, approvals and instruments reasonably requested by the Purchaser that are required to consummate the Debt Financing; (D) participating in meetings, presentations, due diligence sessions and meetings with prospective Financing Sources (including customary one-on-one meetings) as expressly contemplated by the ATB Commitment Letter, upon reasonable notice and at mutually convenient times that are not disruptive to Aurora’s business, it being acknowledged that Purchaser shall be responsible for the preparation of marketing materials for the Debt Financing; and (E) executing and delivering, effective no earlier than the Effective Time, such guarantees, security documents, perfection certificates, officer’s certificates and other customary documents (other than the provision of legal opinions) as may be reasonably required by the Financing Sources (in each case, without personal liability), and facilitating the pledging of collateral effective no earlier than the Effective Time, provided that: (i) such request is made on reasonable notice; (ii) such cooperation does not unreasonably interfere with the ongoing operations of Aurora and its subsidiaries or unreasonably interfere with, hinder or delay the performance by Aurora or its subsidiaries of their obligations under this Agreement; and (iii) Aurora shall not be required to provide, or cause any of its subsidiaries to provide, cooperation that involves any binding commitment by Aurora or its subsidiaries that would become effective prior to the Effective Time. Notwithstanding the foregoing, neither Aurora nor any of its subsidiaries shall be required by Purchaser to: (A) take any action or do anything that would contravene any applicable Law, any contract to which Aurora or its subsidiaries is a party or be capable of impairing or preventing the satisfaction of any condition set forth in Article 6, or unreasonably interfere with, hinder or delay the consummation of the Arrangement; (B) pay any commitment, consent or other fee or incur any other liability in connection with such financing prior to the Effective Date; or (C) disclose any information that in the reasonable judgment of Aurora would violate any trade secrets or similar information or obligations of Aurora or any other Person with respect to confidentiality or result in the loss of solicitor-client privilege. Purchaser shall indemnify and save harmless Aurora, its subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with any actions or omissions by any of them in connection with any request by Purchaser made pursuant to this Section 5.7(f) and for any alleged misstatement or omission in any information provided by Aurora at the request of Purchaser, except to the extent arising from the negligence, wilful misconduct or fraud of Aurora, its subsidiaries or their Representatives, and shall promptly, upon request by Aurora and from time to time, reimburse Aurora and its subsidiaries for all reasonable and documented out-of-pocket costs (including legal fees and disbursements) incurred by them and their Representatives in connection with any of the actions contemplated by this Section 5.7(f). For greater certainty, nothing in this Section 5.7(f) shall limit or qualify Section 5.7(i).

(g)	Purchaser may use Aurora’s and its subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely: (i) in a manner that is not intended to nor reasonably likely to harm or disparage Aurora or its subsidiaries or their reputation or goodwill; and (ii) in connection with a description of Aurora, its business and products and the transactions contemplated by this Agreement (including the Debt Financing).

(h)	Notwithstanding any other provision set forth herein or in any other agreement between Aurora and Purchaser (or their respective affiliates), Aurora and its subsidiaries agree that Purchaser may share any confidential information with respect to Aurora and its subsidiaries with any Debt Financing Sources, rating agencies, prospective lenders and investors, and each of their respective agents and advisors, and that Purchaser and such Debt Financing Sources may share such information with potential Debt Financing Sources in connection with any marketing efforts with respect to the Debt Financing, provided that (i) each of the foregoing are reasonably informed by Purchaser that such information is being disclosed on a confidential basis, and (ii) each of the foregoing acknowledge and agree that the disclosure of such information shall be subject to the terms and conditions of the Confidentiality Agreement (or “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda, with respect to such information on terms substantially similar to the Confidentiality Agreement).

(i)	Purchaser acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement, its obligations under this Agreement, including its obligation to complete the Arrangement and to pay the aggregate Cash Consideration, are not conditional in any manner on obtaining or completing the Purchaser Financing, any Alternative Financing or any other financing, and that the failure to obtain or complete the Purchaser Financing shall not limit any obligation of Purchaser or any right or remedy of Aurora under this Agreement, including under Section 9.8.

5.8	Pre-Acquisition Reorganizations

(a)	Aurora shall use its commercially reasonable efforts to, and shall cause each of its subsidiaries to use their commercially reasonable efforts to: (A) effect such reorganizations of its corporate structure, capital structure, business, operations, subsidiaries and assets or such other transactions as Purchaser may reasonably request (each, a "Pre-Acquisition Reorganization") prior to the Effective Time, and the Plan of Arrangement, if required, shall be modified accordingly; (B) cooperate with Purchaser and its advisors in preparing and implementing any Pre-Acquisition Reorganization; (C) cooperate with Purchaser and its advisors to seek to obtain any consents, approvals, waivers or similar authorizations which are reasonably required in connection with any Pre-Acquisition Reorganization; and (D) following receipt of a request from Purchaser to undertake a Pre-Acquisition Reorganization, not take any action that would prevent the implementation of such Pre-Acquisition Reorganization; provided, however, that Aurora shall not be required to effect any Pre-Acquisition Reorganization that: (i) would require Aurora to obtain the approval of the Aurora Shareholders (other than the approval of the Arrangement Resolution, including to the extent such Pre-Acquisition Reorganization or any provision thereof is included in an amended form of the Plan of Arrangement in accordance with this Section 5.8); (ii) would impair, prevent or materially delay the consummation of the Arrangement; (iii) would be prejudicial to Aurora or the Aurora Shareholders, as a whole, in any material respect; or (iv) cannot be unwound in the event the Arrangement is not consummated without adversely affecting Aurora. Purchaser shall provide written notice to Aurora of any proposed Pre-Acquisition Reorganization at least 15 Business Days prior to the Effective Date. Upon receipt of such notice, Purchaser and Aurora shall work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement (provided that such amendments do not require Aurora to obtain approval of the Aurora Shareholders other than as approved at the Aurora Meeting or amend the Interim Order or the Final Order), and shall seek to have any such Pre-Acquisition Reorganization become effective as close as reasonably practicable prior to the Effective Time. In addition:

(i)	if this Agreement is terminated (other than (A) by Purchaser pursuant to Section 8.2(c)(iii) as a result of a wilful breach by Aurora of its representations, warranties or covenants hereunder or (B) in circumstances in which the Aurora Termination Fee is payable pursuant to Section 8.3(a)), Purchaser shall reimburse Aurora for all reasonable and documented out-of-pocket costs and expenses (including filing fees and fees of external counsel) incurred by Aurora and its subsidiaries in considering or effecting any Pre-Acquisition Reorganization requested by Purchaser, and shall indemnify and save harmless Aurora and its subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, reasonable expenses, interest awards, judgments, and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Acquisition Reorganization or as a result of the reversal (where such reversal is determined by Aurora to be necessary, acting reasonably) of all or any of the Pre-Acquisition Reorganization steps in the event the Arrangement does not proceed (including any Taxes);

(ii)	any Pre-Acquisition Reorganization shall not become effective unless Purchaser shall have confirmed in writing the satisfaction or waiver of all conditions in its favour in Section 6.1 and Section 6.2 and shall have confirmed in writing that it is prepared to promptly and without condition (other than the satisfaction of the condition contemplated by Section 6.2(a) as it relates to the Pre-Acquisition Reorganization) proceed to effect the Arrangement;

(iii)	any Pre-Acquisition Reorganization shall not require Aurora or any of its subsidiaries to contravene any applicable Laws or their respective organizational documents, or result in a breach of any Material Contract, a material breach of an Employee Plan, or material Permit (unless the applicable consent or waiver has been obtained);

(iv)	Aurora and its subsidiaries shall not be obligated to take any action that would reasonably be expected to result in any adverse Tax or other consequences (by more than a de minimis amount) to Aurora or any of its subsidiaries (including in the event that the Arrangement is not consummated) or to any Aurora Shareholder, as compared to the consummation of the Arrangement in the absence of such Pre-Acquisition Reorganization, and any Pre-Acquisition Reorganization shall be structured so that it can be unwound, without adverse consequences to Aurora or any of its subsidiaries, in the event that the Arrangement is not consummated; and

(v)	such cooperation does not require the directors, officers or employees of Aurora to take any action in any capacity other than as a director, officer or employee, as applicable.

(b)	Purchaser acknowledges and agrees that the planning for and implementation of any Pre-Acquisition Reorganization requested by Purchaser shall not be considered a breach of any covenant of Aurora under this Agreement and shall not be considered in determining whether a representation or warranty of Aurora hereunder has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract), provided that the foregoing shall apply only to the extent such breach results from an action taken by Aurora or its subsidiaries in good faith pursuant to a request by Purchaser in accordance with this Section 5.8.

5.9	Existing Employment Agreements

(a)	Purchaser agrees that, following the Effective Time, it shall cause Aurora and any successor to Aurora to continue to honour and comply with all of the obligations to the employees of Aurora and its subsidiaries under all written employment agreements and benefit plans, including those disclosed in Section 5.9 of the Aurora Disclosure Letter, including, without limitation, by paying any amounts owing to the applicable employees or other individuals thereunder; provided that no provision in this Section 5.9 shall give any employee any right to continued employment or impair in any way the right of Aurora, Purchaser or any of their respective subsidiaries to terminate the employment of any employee, or to amend the terms and conditions of employment of any employee to the extent permitted by the terms of any applicable Contract and applicable Laws. Nothing in this Section, express or implied, shall confer upon any employee or other Person (other than the Parties) any third party beneficiary or other rights or remedies, or constitute an amendment to any employment agreement or Employee Plan.

(b)	If Purchaser, Aurora or any of its subsidiaries or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of Aurora or its subsidiaries) assumes all of the obligations set forth in this Section 5.9.

Article 6

CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of Purchaser and Aurora:

(a)	the Aurora Shareholder Approval shall have been obtained at the Aurora Meeting in accordance with the Interim Order;

(b)	the Purchaser Shareholder Approval shall have been obtained at the Purchaser Meeting;

(c)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement and in form and substance satisfactory to each Party, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise;

(d)	no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting the consummation of the Arrangement;

(e)	the Required Regulatory Approvals shall have been obtained; and

(f)	the TSX shall have conditionally approved the listing thereon of the Consideration Shares, subject only to the customary listing conditions of the TSX, and NASDAQ shall have been notified of the listing of the Consideration Shares and shall not have objected thereto.

6.2	Additional Conditions Precedent to the Obligations of Purchaser

The obligations of Purchaser to complete the transactions contemplated by this Agreement are subject to the fulfillment of each of the following conditions precedent at or before the Effective Time or such other time as specified below (each of which is for the exclusive benefit of Purchaser and may be waived by Purchaser in whole or in part at any time):

(a)	all covenants of Aurora under this Agreement to be performed, fulfilled or complied with on or before the Effective Date which have not been waived by Purchaser shall have been duly performed, fulfilled or complied with by Aurora in all material respects, and Purchaser shall have received a certificate of Aurora addressed to Purchaser and dated the Effective Date, signed on behalf of Aurora by a senior executive officer of Aurora (on Aurora’s behalf and without personal liability), confirming the same as at the Effective Time;

(b)	(i) each Aurora Fundamental Representation shall be true and correct in all respects (other than for de minimis inaccuracies) as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), (ii) all other representations and warranties of Aurora shall be true and correct as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such other representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, have a Material Adverse Effect in respect of Aurora (and, for this purpose, any reference to “material”, “Material Adverse Effect” or any other concept of materiality in such representations and warranties shall be ignored); and (iii) Purchaser shall have received a certificate of Aurora addressed to Purchaser and dated the Effective Date, signed on behalf of Aurora by a senior executive officer of Aurora (on Aurora’s behalf and without personal liability), confirming the same as at the Effective Time;

(c)	since the date of this Agreement, there shall not have occurred any Material Adverse Effect in respect of Aurora which is continuing as of the Effective Date; and

(d)	Dissent Rights shall not have been validly exercised, and not withdrawn, with respect to more than 10% of the issued and outstanding Aurora Shares.

6.3	Additional Conditions Precedent to the Obligations of Aurora

The obligations of Aurora to complete the transactions contemplated by this Agreement are subject to the following conditions precedent at or before the Effective Time or such other time as specified below (each of which is for the exclusive benefit of Aurora and may be waived by Aurora in whole or in part at any time):

(a)	all covenants of Purchaser under this Agreement to be performed, fulfilled or complied with on or before the Effective Date which have not been waived by Aurora shall have been duly performed, fulfilled or complied with by Purchaser in all material respects, and Aurora shall have received a certificate of Purchaser, addressed to Aurora and dated the Effective Date, signed on behalf of Purchaser by a senior executive officer (on Purchaser’s behalf and without personal liability), confirming the same as at the Effective Time;

(b)	(i) each Purchaser Fundamental Representation shall be true and correct in all respects (other than for de minimis inaccuracies) as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), (ii) all other representations and warranties of Purchaser shall be true and correct as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such other representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, have a Material Adverse Effect in respect of Purchaser (and, for this purpose, any reference to “material”, “Material Adverse Effect” or any other concept of materiality in such representations and warranties shall be ignored); and (iii) Aurora shall have received a certificate of Purchaser addressed to Aurora and dated the Effective Date, signed on behalf of Purchaser by a senior executive officer of Purchaser (on Purchaser’s behalf and without personal liability), confirming the same as at the Effective Time;

(c)	since the date of this Agreement, there shall not have occurred any Material Adverse Effect in respect of Purchaser which is continuing as of the Effective Date; and

(d)	Purchaser shall have fully satisfied its obligations under Section 2.11.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1 to Section 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

6.5	Notice and Cure Provisions

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event, state of facts, circumstance or change in circumstances (actual, anticipated, contemplated, or to the knowledge of such Party, threatened) which would, or would reasonably be expected to:

(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time (provided that this clause (a) shall not apply in the case of any event or state of facts resulting from the actions or omissions of a Party which are required under this Agreement); or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time.

The delivery of any notice pursuant to this Section 6.5 shall not limit or otherwise affect the representations, warranties, covenants, conditions or agreements of the Parties under this Agreement or the remedies available hereunder to the Party receiving that notice.

Purchaser may not exercise its rights to terminate this Agreement pursuant to Section 8.2(c)(iii) and Aurora may not exercise its right to terminate this Agreement pursuant to Section 8.2(d)(iv) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment of the applicable condition or for the applicable termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, no Party may terminate this Agreement pursuant to such termination right until the earlier of (i) the Outside Date and (ii) the date that is 10 Business Days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for the Final Order or the Aurora Meeting or the Purchaser Meeting, such application and/or meetings shall be postponed, if and to the extent necessary, until the earlier of (A) the expiry of such period and (B) five Business Days prior to the Outside Date (without causing a breach of any other provision contained in this Agreement).

Article 7
ADDITIONAL COVENANTS

7.1	Mutual Covenant Regarding Non-Solicitation

(a)	Except as expressly provided in this Article 7, neither Party shall, directly or indirectly, through any of its Representatives or subsidiaries, or otherwise, and shall not permit or authorize any such Person to do so on its behalf:

(i)	solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of a Party or any subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)	enter into or otherwise engage, continue or participate in any discussions or negotiations with any Person (other than the other Party hereto) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, provided that, for greater certainty, (i) either Party may advise any Person of the restrictions of this Agreement and (ii) either Party may advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute and/or could not reasonably be expected to constitute, a Superior Proposal;

(iii)	in the case of Aurora, make an Aurora Change in Recommendation, and in the case of Purchaser, make a Purchaser Change in Recommendation; or

(iv)	accept or enter into (other than a confidentiality agreement permitted by and in accordance with Section 7.3) or publicly propose to accept or enter into any Contract (including any letter of intent, term sheet, memorandum of understanding or arrangement or similar document with any Person) in respect of an Acquisition Proposal.

(b)	Each Party shall, and shall cause its subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this Agreement with any Person (other than the other Party hereto) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, each Party will, and will cause its subsidiaries and its and their Representatives to, promptly, and in any event within two (2) Business Days of the date hereof:

(i)	discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of such Party or of any of its subsidiaries; and

(ii)	request, and exercise all rights it has to require (i) the return or destruction of all copies of any non-public confidential information regarding such Party or any of its subsidiaries provided to any Person (other than the other Party hereto), and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding such Party or any of its subsidiaries.

(c)	Each Party represents and warrants to the other Party that it has not, in the year prior to the date of this Agreement, waived, terminated or otherwise agreed not to enforce any confidentiality, standstill or similar agreement or restriction to which such Party or any of its subsidiaries is a party, and each Party further covenants and agrees (i) that, except in respect of an unsolicited Acquisition Proposal made on a non-public basis to a Party as contemplated by Sections 7.3, 7.4 or 7.5, such Party shall take all necessary action to enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which such Party or any of its subsidiaries is a party or may hereafter become a party in accordance with Section 7.3, and (ii) that neither it, nor any of its subsidiaries or any of their respective Representatives have or will, without the prior written consent of the other Party (which may be withheld or delayed in the other Party’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting such Party, or any of its subsidiaries, under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which such Party or any of its subsidiaries is a party; provided, however, that the Parties acknowledge and agree that the automatic termination or release of any such agreement, restriction or covenant in accordance with their terms shall not be a violation of this Section 7.1(c).

(d)	Each Party shall ensure that its Representatives are aware of the provisions of this Article 7 and any violation of the restrictions set forth in this Article 7 by a Party’s Representatives is deemed to be a breach of this Article 7 by such Party.

7.2	Notification of Acquisition Proposals

If a Party or any of its subsidiaries or any of their respective Representatives, receives an inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to such Party or any subsidiary in connection with an inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, such Party shall as soon as practicable and in any event within 24 hours of the receipt thereof notify the other Party (at first orally and then in writing) of such inquiry, proposal, offer or request. Such notice shall include a description of its material terms and conditions of such inquiry, proposal, offer or request and the identity of all Persons making the inquiry, proposal, offer or request and shall provide the other Party with copies of all written documents, material correspondence or other material received in respect of, from or on behalf of any such Person. The Party receiving the inquiry, proposal, offer or request shall keep the other Party fully informed on a current basis of the status of material or substantive developments and (to the extent such Party is permitted by Section 7.3 to enter into discussions or negotiations), the status of discussions and negotiations with respect to any such Acquisition Proposal and shall provide the other Party with copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to such Party by or on behalf of any Person making any such Acquisition Proposal.

7.3	Responding to Acquisition Proposal and Superior Proposals

(a)	Notwithstanding Section 7.1, if at any time prior to obtaining the Aurora Shareholder Approval of the Arrangement Resolution, Aurora receives a bona fide written Acquisition Proposal with respect to Aurora from a third party that is not in breach of any confidentiality or standstill agreement, Aurora may (1) contact the Person making such Acquisition Proposal and its Representatives solely for the purpose of ascertaining facts from such Person or clarifying the terms and conditions of such Acquisition Proposal, and (2) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and (3) subject to entering into a confidentiality and standstill agreement with such Person which is no less favourable to Aurora than the Confidentiality Agreement (a copy of which shall be provided to Purchaser prior to providing such Person with any such copies, access or disclosure), except in the case of any Acquisition Proposal made by Curaleaf which shall not be required to contain any standstill restriction prohibiting the Existing Bid, and Aurora promptly providing Purchaser with any non-public information concerning Aurora and its subsidiaries provided to such Person which was not previously provided to Purchaser, provide copies of, access to or disclosure of information, properties, facilities, books or records of Aurora or its subsidiaries to the Person making such Acquisition Proposal (provided that such Person shall not be provided with access to any material information that is more extensive than, or provided earlier than, that provided to Purchaser), if and only if, in the case of clauses (2) and (3):

(i)	the third party has first made a written bona fide Acquisition Proposal which did not result from any breach of Section 7.1, and the Aurora Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal (disregarding any due diligence or access condition) constitutes or could reasonably be expected to constitute or lead to a Superior Proposal (for additional clarity, the Existing Bid is deemed not to be, and may not constitute, a Superior Proposal pursuant to the terms of this Agreement and therefore cannot constitute, or be reasonably expected to constitute or lead to, a Superior Proposal in any circumstance); and

(ii)	Aurora promptly provides Purchaser with:

(A)	written notice stating Aurora’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure; and

(B)	prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 7.3(a)(3).

(b)	Notwithstanding Section 7.1, if at any time prior to obtaining the Purchaser Shareholder Approval of the Purchaser Resolution, the Purchaser receives a bona fide written Acquisition Proposal with respect to the Purchaser from a third party that is not in breach of any confidentiality or standstill agreement, the Purchaser may (1) contact the Person making such Acquisition Proposal and its Representatives solely for the purpose of ascertaining facts from such Person or clarifying the terms and conditions of such Acquisition Proposal, and (2) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and (3) subject to entering into a confidentiality and standstill agreement with such Person which is no less favourable to the Purchaser than the Confidentiality Agreement (a copy of which shall be provided to Aurora prior to providing such Person with any such copies, access or disclosure), and the Purchaser promptly providing Aurora with any non-public information concerning Purchaser and its subsidiaries provided to such Person which was not previously provided to Aurora, provide copies of, access to or disclosure of information, properties, facilities, books or records of Purchaser or its subsidiaries to the Person making such Acquisition Proposal (provided that such Person shall not be provided with access to any material information that is more extensive than, or provided earlier than, that provided to Aurora), if and only if, in the case of clauses (2) and (3):

(i)	the third party has first made a written bona fide Acquisition Proposal which did not result from any material breach of Section 7.1 and the Purchaser Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal (disregarding any due diligence or access condition) constitutes or would reasonably be expected to constitute or lead to a Superior Proposal; and

(ii)	Purchaser promptly provides Aurora with:

(A)	written notice stating the Purchaser’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure; and

(B)	prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 7.3(b)(3).

(c)	Nothing contained in this Agreement shall prohibit the board of directors of either Party from taking any other action to the extent ordered or otherwise mandated by a Governmental Entity or making any disclosure prior to the Effective Time prescribed by applicable Law in response to an Acquisition Proposal with respect to such Party (including by responding to such an Acquisition Proposal under a directors’ circular under applicable Securities Laws) if the board of directors of such Party, acting in good faith and following consultation with its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the board of directors of such Party or such disclosure is otherwise required under applicable Law, provided, however, that such Party shall provide the other Party and its legal advisors with a reasonable opportunity to review the form and content of such circular or other disclosure to the extent reasonably practicable in light of the timing requirements of Law to make such disclosure, and shall consider in good faith any comments made by the other Party. Notwithstanding the foregoing, the Aurora Board shall not be permitted to make an Aurora Change in Recommendation other than as permitted by Section 7.4 and the Purchaser Board shall not be permitted to make a Purchaser Change in Recommendation other than as permitted by Section 7.5. Purchaser and provided further that nothing in the foregoing shall limit Purchaser’s right to terminate this Agreement pursuant to Section 8.2(c)(i) and receive payment of the Aurora Termination Fee pursuant to Section 8.3(a)(i) under the terms and conditions provided thereunder.

7.4	Right to Match

(a)	If Aurora receives an Acquisition Proposal with respect to itself that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Aurora Shareholders, Aurora may (1) make an Aurora Change in Recommendation in respect of such Superior Proposal or (2) enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(i)	Aurora has been, and continues to be, in compliance with its obligations under this Article 7 in all material respects;

(ii)	the Aurora Board has determined, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is a Superior Proposal and that the failure to take the relevant action would be inconsistent with its fiduciary duties;

(iii)	Aurora has delivered to the Purchaser a written notice of the determination of the Aurora Board (based upon, among other things, the recommendation of the Aurora Special Committee), acting in good faith after consultation with its outside legal and financial advisors, that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Aurora Board to make an Aurora Change in Recommendation in respect of such Superior Proposal or to enter into a definitive agreement with respect to such Superior Proposal (the “Superior Proposal Notice”);

(iv)	Aurora has provided the Purchaser a copy of the proposed definitive agreement (if any) for the Superior Proposal and all supporting materials;

(v)	at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials set forth in Section 7.4(a)(iv);

(vi)	during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 7.4(b), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(vii)	after the Matching Period, the Aurora Board (based upon, among other things, the recommendation of the Aurora Special Committee) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 7.4(b)); and

(viii)	if Aurora is exercising its rights under clause (2) of this Section 7.4(a), prior to or concurrently with entering into such definitive agreement Aurora terminates this Agreement pursuant to Section 8.2(d)(ii) and pays the Aurora Termination Fee pursuant to Section 8.3.

(b)	During the Matching Period, or such longer period as Aurora may approve in writing for such purpose: (a) the Aurora Board shall review any offer made by the Purchaser under Section 7.4(a) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) Aurora shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Aurora Board determines that such Acquisition Proposal would cease to be a Superior Proposal, Aurora shall promptly so advise the Purchaser and the Parties shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(c)	Each successive amendment or modification to any Acquisition Proposal (including any Amended Bid) that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by Aurora’s shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 7.4, and the Purchaser shall be afforded a new three Business Day Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials set forth in Section 7.4(a)(iv) with respect to the new Superior Proposal from Aurora. In addition, in the event of any Amended Bid, and whether or not such Amended Bid constitutes a Superior Proposal, if requested by the Purchaser, Aurora shall, and shall cause one of its financial advisors and external legal counsel to, negotiate in good faith with Purchaser and one of its financial advisors and external legal counsel in order to allow Purchaser to make any increases or other adjustments to the consideration offered or to otherwise amend the terms and conditions of this Agreement and the Arrangement (which for clarity, shall not be less favourable to Aurora or the Aurora Shareholders than those included in this Agreement and the Arrangement).

(d)	The Aurora Board shall promptly, and in any event within two Business Days, reaffirm the Aurora Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Aurora Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 7.4(b) would result in an Acquisition Proposal no longer being a Superior Proposal. Aurora shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser.

(e)	If Aurora provides a Superior Proposal Notice to the Purchaser on a date that is less than 10 Business Days before the Aurora Meeting, the Purchaser will be entitled to (i) adjourn or postpone the Purchaser Meeting, and (ii) require Aurora to adjourn or postpone such Aurora Meeting, in each case in accordance with the terms of this Agreement to a date specified by the Purchaser that is not less than five Business Days and not more than 10 Business Days after the scheduled date of such meeting, provided that in no event shall such adjourned or postponed meeting be held on a date that is less than five Business Days prior to the Outside Date and provided further that the Purchaser Meeting shall always be held prior to the Aurora Meeting. If a Matching Period would not terminate before the date fixed for the Aurora Meeting, the Purchaser will be entitled to require Aurora to adjourn or postpone the Aurora Meeting to a date that is at least five Business Days after the expiration of the applicable Matching Period.

(f)	In addition, if Curaleaf (or any affiliate thereof) amends the amount or form of the consideration offered under the Existing Bid or announces its intention to do so on a date which is less than five Business Days prior to the Aurora Meeting, Purchaser shall be entitled to (i) adjourn or postpone the Purchaser Meeting, and (ii) require Aurora to adjourn or postpone the Aurora Meeting, in each case to a date specified by the Purchaser that is not less than five Business Days and not more than 10 Business Days after the scheduled date of such meeting, provided that in no event shall such adjourned or postponed meeting be held on a date that is less than five Business Days prior to the Outside Date and provided further that the Purchaser Meeting shall always be held prior to the Aurora Meeting.

7.5	Purchaser Change in Recommendation

(a)	If Purchaser receives an Acquisition Proposal with respect to itself that constitutes a Superior Proposal prior to the approval of the Purchaser Resolution by the Purchaser Shareholders, the Purchaser may (1) make a Purchaser Change in Recommendation in respect of such Superior Proposal or (2) enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(i)	the Purchaser has been, and continues to be, in compliance with its obligations under this Article 7 in all material respects;

(ii)	the Purchaser Board has determined, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is a Superior Proposal and that the failure to take the relevant action would be inconsistent with its fiduciary duties; and

(iii)	the definitive agreement with respect to such Superior Proposal provides that the consummation of the transaction contemplated thereby is conditional upon the Purchaser Shareholder Approval not having been obtained at the Purchaser Meeting and this Agreement having been terminated in accordance with its terms.

7.6	Access; Confidentiality

(a)	From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, each Party shall, and shall cause its respective subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to the other Party and its Representatives (upon reasonable advance notice and, at the option of such other Party, with a representative of such other Party present), such reasonable access during regular business hours as the other Party may reasonably require at all reasonable times, without material disruption to the conduct of such Party’s business, to its and its subsidiaries’ officers, employees, agents, properties, books, records and Contracts, and shall make available to the other Party all data and information as such other Party may reasonably request. Investigations made by or on behalf of a Party, whether under this Section 7.6 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the other Party in this Agreement. The Parties acknowledge and agree that information furnished pursuant to this Section 7.6 shall be subject to the terms and conditions of the Confidentiality Agreement.

(b)	Without limiting the foregoing, Aurora shall permit Purchaser, its lenders and their respective Representatives to conduct investigations and inspections in respect of each Aurora Owned Real Property and, to the extent permitted under the applicable lease, each Aurora Leased Property; provided that: (A) Purchaser shall schedule and coordinate all such inspections with Aurora; (B) Aurora shall be entitled to have representatives present during any such inspection; and (C) Purchaser, its lenders and their respective Representatives shall not be permitted to conduct any intrusive investigation, testing or sampling.

7.7	Disclosed Personal Information.

The Parties confirm that any Personal Information of Canadians disclosed in connection with the Transactions, including all such Personal Information disclosed prior to the execution of this Agreement (collectively, the “Disclosed Personal Information”) is necessary for the purposes of determining if Purchaser shall proceed with the Transactions and to complete such Transactions. At all times, Purchaser shall use commercially reasonable efforts to protect the Disclosed Personal Information against loss or theft, as well as unauthorized access, disclosure, copying, use, or modification using security safeguards appropriate to the sensitivity of such information. Prior to the Effective Time, Purchaser shall not use or disclose the Disclosed Personal Information for any purposes other than those related to determining if it shall proceed with the Transactions, the performance of this Agreement, or the consummation of the Transactions. Following the consummation of the Transactions, Purchaser (i) shall not use or disclose the Disclosed Personal Information for any purposes other than those for which the information was initially collected, unless additional consent from affected individuals is obtained by Purchaser, or as otherwise permitted or required by Laws; (ii) shall give effect to any withdrawal of consent from the affected individuals with respect to the Disclosed Personal Information; and (iii) shall notify the affected individuals within a reasonable time after the Effective Time, that the Transactions have been completed and that their Personal Information has been disclosed to Purchaser. If the Transactions do not proceed, Purchaser shall, as instructed by Aurora, promptly return to Aurora or securely destroy the Disclosed Personal Information.

7.8	Insurance and Indemnification

(a)	Prior to the Effective Date, Aurora shall purchase customary “tail” or “run off” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by Aurora and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Purchaser will, or will cause Aurora and its subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that the cost of such policies shall not exceed 300% of Aurora’s current annual aggregate premium for directors’ and officers’ liability insurance and, if the cost would exceed such amount, Aurora shall obtain the maximum coverage available for such amount.

(b)	Purchaser shall cause Aurora to ensure that the articles and/or by-laws of Aurora and its subsidiaries (or their respective successors) shall contain the provisions with respect to indemnification set forth in Aurora’s or the applicable subsidiary’s current articles and/or by-laws, which provisions shall not, except to the extent required by applicable Laws, be amended, repealed or otherwise modified for a period of six years from the Effective Date in any manner that would adversely affect any rights of indemnification of individuals who, immediately prior to the Effective Date, were directors or officers of Aurora or any of its subsidiaries.

(c)	Purchaser agrees that it shall cause Aurora to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of Aurora and its subsidiaries, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms and, in any event, for a period of not less than six years following the Effective Date.

(d)	If Aurora or any of its subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of Aurora or its subsidiaries) assumes all of the obligations set forth in this Section 7.8.

(e)	The provisions of this Section 7.8 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, Aurora hereby confirms that it is acting as agent and trustee on their behalf. Furthermore, this Section 7.8 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

Article 8

TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination

This Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written agreement of Aurora and Purchaser;

(b)	by either Aurora or Purchaser, if:

(i)	the Effective Date shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.2(b)(i) shall not be available to any Party if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(ii)	after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins Aurora or Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 8.2(b)(ii) has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement;

(iii)	Aurora Shareholder Approval shall not have been obtained at the Aurora Meeting in accordance with the Interim Order; or

(iv)	Purchaser Shareholder Approval shall not have been obtained at the Purchaser Meeting in accordance with applicable Law;

(c)	by Purchaser, if:

(i)	prior to obtaining Aurora Shareholder Approval, (A) the Aurora Board (or the Aurora Special Committee) fails to recommend or withdraws, amends, modifies or qualifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to Purchaser, the Aurora Board Recommendation, (B) the Aurora Board (or the Aurora Special Committee) accepts, approves, endorses or recommends or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal with respect to Aurora (including, for clarity, the Existing Bid or any other Acquisition Proposal by or involving Curaleaf or any Person or group of Persons acting jointly or in concert with Curaleaf), or takes no position or remains neutral with respect to, any publicly announced Acquisition Proposal with respect to Aurora (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal with respect to Aurora for a period of no more than five Business Days following such public announcement or public disclosure will not be considered to be an Aurora Change in Recommendation provided the Aurora Board has rejected such Acquisition Proposal and affirmed the Aurora Board Recommendation before the end of such five Business Day period (or in the event that the Aurora Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Aurora Meeting)) (each of the actions described in clauses (A) and (B), an “Aurora Change in Recommendation”), (C) the Aurora Board or Aurora authorizes, accepts, approves, endorses or enters into (other than a confidentiality and standstill agreement pursuant to Section 7.3), or publicly proposes to do any of the foregoing in respect of, any agreement, understanding or arrangement in respect of an Acquisition Proposal with respect to Aurora (including, for clarity, the Existing Bid or any other Acquisition Proposal by or involving Curaleaf or any Person or group of Persons acting jointly or in concert with Curaleaf), or (D) Aurora is in breach or in default in any material respect of any of its other obligations or covenants set forth in Sections 7.1, 7.2, 7.3 or 7.4;

(ii)	any of the conditions set forth in Section 6.1 or Section 6.2 is incapable of being satisfied by the Outside Date; provided that Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied;

(iii)	Aurora breaches any representation or warranty of Aurora set forth in this Agreement which breach would cause the condition in Section 6.2(b) not to be satisfied or Aurora fails to perform any covenant or agreement on the part of Aurora (with the exception of the covenants contained in Sections 7.1, 7.2, 7.3 or 7.4) that would cause the condition in Section 6.2(a) not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 6.5; provided that any wilful breach shall be deemed incapable of being cured and Purchaser is not then in breach of this Agreement so as to cause any condition in Section 6.3(a) or Section 6.3(b) not to be satisfied; or

(iv)	the Existing Bid is consummated or effected;

(d)	by Aurora, if:

(i)	prior to obtaining Purchaser Shareholder Approval, (A) the Purchaser Board fails to recommend or withdraws, amends, modifies or qualifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to Aurora, the Purchaser Board Recommendation, (B) the Purchaser Board accepts, approves, endorses or recommends or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal with respect to Purchaser, or takes no position or remains neutral with respect to, any publicly announced Acquisition Proposal with respect to Purchaser (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal with respect to Purchaser for a period of no more than five Business Days following such public announcement or public disclosure will not be considered to be a Purchaser Change in Recommendation provided the Purchaser Board has rejected such Acquisition Proposal and affirmed the Purchaser Board Recommendation before the end of such five Business Day period (or in the event that the Purchaser Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Purchaser Meeting)) (each of the actions described in clauses (A) and (B), a “Purchaser Change in Recommendation”), (C) the Purchaser Board or Purchaser enters into (other than a confidentiality and standstill agreement pursuant to Section 7.3(b)) or publicly proposes to enter into any agreement in respect of an Acquisition Proposal with respect to Purchaser, or (D) Purchaser is in breach or in default in any material respect of any of its other obligations or covenants set forth in Sections 7.1 or 7.2;

(ii)	prior to obtaining Aurora Shareholder Approval, subject to Aurora having complied with the terms of Sections 7.1, 7.2, 7.3 and 7.4, the Aurora Board authorizes Aurora to enter into an agreement (other than a confidentiality agreement pursuant to Section 7.3) with respect to a Superior Proposal in accordance with Section 7.4; provided that concurrently with such termination, Aurora pays the Aurora Termination Fee payable pursuant to Section 8.3;

(iii)	any of the conditions set forth in Section 6.1 or Section 6.3 is incapable of being satisfied by the Outside Date; provided that Aurora is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied; or

(iv)	Purchaser breaches any representation or warranty of Purchaser set forth in this Agreement which breach would cause the condition in Section 6.3(b) not to be satisfied or Purchaser fails to perform any covenant or agreement on the part of Purchaser (with the exception of the covenants contained in Sections 7.1 or 7.2) that would cause the condition in Section 6.3(a) not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 6.5; provided that any wilful breach shall be deemed incapable of being cured and Aurora is not then in breach of this Agreement so as to cause any condition in Section 6.2(a) or Section 6.2(b) not to be satisfied.

The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2(a)) shall give notice of such termination to the other Party. If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this paragraph, the last sentence of Section 2.5(c), the last two sentences of Section 5.7(f), Section 5.8(a)(i), the last sentence of Section 7.6(a), the last sentence of Section 7.7, Section 8.3, Section 8.4 and Article 9 and the provisions of the Confidentiality Agreement (pursuant to the terms set out therein) shall survive any termination hereof pursuant to Section 8.2; provided further that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party from any liability arising prior to such termination and no Party shall be relieved of any liability for any wilful breach by it of this Agreement and the Parties acknowledge and agree that liabilities and damages shall not be limited to reimbursement of expenses or out-of-pocket costs.

8.3	Termination Fees and Expense Fees

(a)	Purchaser shall be entitled to the Aurora Termination Fee upon the occurrence of any of the following events, which shall be paid by Aurora within the time specified below:

(i)	this Agreement is terminated by Purchaser pursuant to Section 8.2(c)(i) (Aurora Change in Recommendation or Breach of Non-Solicit), in which case the Aurora Termination Fee shall be paid on the second Business Day following such termination;

(ii)	this Agreement is terminated by Aurora pursuant to Section 8.2(d)(ii) (to enter into a Superior Proposal), in which case the Aurora Termination Fee shall be paid concurrent with such termination; or

(iii)	this Agreement is terminated by either Party pursuant to Section 8.2(b)(iii) (No Aurora Shareholder Approval), or by Purchaser pursuant to Section 8.2(c)(iii) (Aurora Breach), but only if:

(A)	following the date hereof and prior to the Aurora Meeting, a bona fide Acquisition Proposal with respect to Aurora shall have been made to Aurora or publicly announced or any Person shall have publicly announced the intention to make a bona fide Acquisition Proposal with respect to Aurora (in each case, other than Purchaser);

(B)	such Acquisition Proposal has not expired or been publicly withdrawn at least five (5) Business Days prior to the Aurora Meeting; and

(C)	within 12 months following the date of such termination (1) an Acquisition Proposal with respect to Aurora (whether or not it is the Acquisition Proposal referred to above) is consummated by Aurora or (2) Aurora enters into a definitive agreement with respect to such an Acquisition Proposal and such Acquisition Proposal is later consummated or effected (whether or not such Acquisition Proposal is later consummated or effected within 12 months after such termination);

in which case the Aurora Termination Fee shall be payable within two Business Days following the closing of the applicable transaction referred to therein. For purposes of this Section 8.3(a)(iv), the term “Acquisition Proposal” shall have the meaning ascribed thereto in Section 1.1, except that the references to “20%” therein shall be deemed to be references to “50%”, and provided further that, notwithstanding the definition of “Acquisition Proposal” in Section 1.1, the term “Acquisition Proposal” when used in this Section 8.3(a)(iv) shall exclude the Existing Bid, but shall include, for clarity, any Amended Bid.

For greater certainty, the Aurora Termination Fee is consideration for the disposition of Purchaser’s rights under this Agreement.

(b)	Aurora shall be entitled to the Purchaser Termination Fee upon the occurrence of any of the following events, which shall be paid by Purchaser within the time specified below:

(i)	this Agreement is terminated by Aurora pursuant to Section 8.2(d)(i) (Purchaser Change in Recommendation or Breach of Non-Solicit), in which case the Purchaser Termination Fee shall be paid on the second Business Day following such termination; or

(ii)	this Agreement is terminated by either Party pursuant to Section 8.2(b)(iv) (No Purchaser Shareholder Approval), or by Aurora pursuant to Section 8.2(d)(iv) (Purchaser Breach), but only if:

(A)	following the date hereof and prior to the Purchaser Meeting, a bona fide Acquisition Proposal with respect to Purchaser shall have been made to Purchaser or publicly announced or any Person shall have publicly announced the intention to make a bona fide Acquisition Proposal with respect to Purchaser (in each case, other than Aurora);

(B)	such Acquisition Proposal has not expired or been publicly withdrawn at least five (5) Business Days prior to the Purchaser Meeting; and

(C)	within 12 months following the date of such termination (1) an Acquisition Proposal with respect to Purchaser (whether or not it is the Acquisition Proposal referred to above) is consummated by Purchaser or (2) Purchaser enters into a definitive agreement with respect to such an Acquisition Proposal and such Acquisition Proposal is later consummated or effected (whether or not such Acquisition Proposal is later consummated or effected within 12 months after such termination);

in which case the Purchaser Termination Fee shall be payable within two Business Days following the closing of the applicable transaction referred to therein. For purposes of this Section 8.3(b)(ii), the term “Acquisition Proposal” shall have the meaning ascribed thereto in Section 1.1, except that the references to “20%” therein shall be deemed to be references to “50%”. For greater certainty, the Purchaser Termination Fee is consideration for the disposition of Aurora’s rights under this Agreement.

(c)	In addition to the rights of Aurora under Section 8.3(b), if this Agreement is terminated by Aurora or Purchaser pursuant to Section 8.2(b)(iv) (No Purchaser Shareholder Approval), then Aurora shall be entitled, within two Business Days of such termination to an Expense Fee.

(d)	The Termination Fee and the Expense Fee shall be payable by the Party required to pay such fee by wire transfer in immediately available funds to an account specified by the Party to whom such fee is payable. For greater certainty, in no event shall either Party be required to pay a Termination Fee more than once.

(e)	Each of the Parties acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. The Parties further acknowledge and agree that the Termination Fee is a payment of liquidated monetary damages which are a genuine pre-estimate of the damages which the Party entitled to receive such fee will suffer or incur as a result of the cancellation and termination of all rights and obligations with respect to the direct or indirect acquisition of Aurora by Purchaser in the circumstances in which the Termination Fee is payable, that such payment is not for lost profits or a penalty, and that no Party shall take any position inconsistent with the foregoing, provided that nothing in this Section 8.3(e) shall limit or be inconsistent with the characterization of a Termination Fee as consideration for the disposition of the recipient Party’s rights under this Agreement as provided in Section 8.3(a) and Section 8.3(b). Each of the Parties irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. Each of the Parties hereby acknowledges and agrees that, upon any termination of this Agreement as permitted under Section 8.2 under circumstances where a Party is entitled to the Termination Fee and such Termination Fee is paid in full to such Party, the Party to whom such fee has been paid shall be precluded from any other remedy against the other Party at law or in equity or otherwise and in any such case it shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Party who has paid such fee or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby; provided, however, that the payment of the Termination Fee shall not be in lieu of, or limit, any damages or any other payment or remedy available to the Party entitled to receive such fee (including an order for specific performance or injunctive relief pursuant to Section 9.8) in the event of any wilful breach by the Party required to pay such fee of any of its obligations under this Agreement.

(f)	Subject to the last sentence of Section 8.3(e), nothing in this Section 8.3 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreement, and any requirement for securing or posting of any bond in connection with the obtaining of any such injunction or specific performance is hereby being waived.

8.4	Fees and Expenses

Except as otherwise provided herein, each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement; provided that Purchaser shall be responsible for any filing fees (including any Taxes thereon) payable for or in respect of any application, notification or other filing made in respect of any regulatory process in respect of the transactions contemplated by the Arrangement.

Article 9
GENERAL PROVISIONS

9.1	Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of each of the Aurora Meeting and the Purchaser Meeting but not later than the Effective Time, and in the case of the Plan of Arrangement subject to the provisions of Section 7.1 thereof, without further notice to or authorization of the Aurora Shareholders or Purchaser Shareholders, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

9.2	Waiver

Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

9.3	Third Party Beneficiaries

(a)	Except as provided in Section 2.5(c), Section 5.8, Section 7.8, and Section 9.4 and which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 9.3 as the “Indemnified Persons”), and except for the rights of the Aurora Shareholders to receive the Consideration following the Effective Time pursuant to the Agreement (for which purpose Aurora hereby confirms that it is acting as agent on behalf of the Aurora Shareholders), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(b)	Despite the foregoing, Purchaser acknowledges to each of the Indemnified Persons their direct rights against it under Section 2.5(c), Section 5.8, Section 7.8 and Section 9.4, respectively of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person or Financing Source, as applicable, his or her heirs and his or her legal representatives, and for such purpose, Aurora confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

(c)	In no circumstance shall the consent of any Indemnified Person be required for the termination or amendment of this Agreement.

9.4	Financing Sources

Notwithstanding anything in this Agreement to the contrary (including Section 9.3 and Section 9.8), but without limiting the Purchaser’s obligations under Section 5.7(a)(vii), each of the Parties, on behalf of itself, its subsidiaries and their respective directors, officers, employees, controlling persons, agents or other Representatives, and in the case of Aurora, to the fullest extent permitted by Law, on behalf of the Aurora Shareholders, hereby:

(a)	agrees, without limiting the Purchaser's rights and remedies against the Financing Sources under the Financing Commitments or the Debt Financing Documents or Aurora’s rights and remedies against BAT under the Lock-Up Agreement with BAT, that:

(i)	no Financing Source will have any obligation or liability (whether in contract or in tort, in law or in equity or otherwise) to Aurora, any of its subsidiaries, or any Aurora Shareholder, or any of their Representatives, relating to or arising out of this Agreement, the Arrangement, the Plan of Arrangement, the Purchaser Financing, the Financing Commitments or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, including any claim for damages referred to in Section 8.2 or any claim for the Termination Fee or any other amount payable under Section 8.3;

(ii)	Aurora shall not be entitled to seek or obtain any order for specific performance, injunction or other equitable relief against any Financing Source to cause such Person to fund or otherwise provide all or any portion of the Purchaser Financing; and

(iii)	following the Effective Time, nothing in this Section 9.4 shall limit the rights or obligations of Aurora or any of its subsidiaries as a borrower, guarantor or other obligor under the Debt Financing Documents to which it is a party;

(b)	agrees that none of Aurora or its subsidiaries shall (i) have any rights or claims (and hereby waives any rights or claims) against any Financing Source in connection with this Agreement, the Plan of Arrangement, the Purchaser Financing or any of the transactions contemplated hereby or thereby, and whether at law or equity, in contract, in tort or otherwise or (ii) commence (and, if commenced, agrees to dismiss or otherwise terminate, and not to assist or support) any Action against any Financing Source in connection with this Agreement, the Plan of Arrangement, the Purchaser Financing or any of the transactions contemplated hereby or thereby (which, for greater certainty, shall not limit Aurora from commencing any Action pursuant to Section 9.8 to compel Purchaser to comply with its obligations under this Agreement, provided that no Financing Source is named as a party to, or is the subject of any relief sought in, such Action), provided that nothing in this Section 9.4(b) shall limit the rights or remedies of (A) Purchaser or its affiliates (including, following the Effective Time, Aurora and its subsidiaries) against any Financing Source under the Financing Commitments or the Debt Financing Documents, or (B) Aurora’s rights and remedies against BAT under the Lock-Up Agreement with BAT;

(c)	agrees that, notwithstanding anything to the contrary contained herein, (i) no Person other than Purchaser shall have any right to enforce the BAT Equity Commitment subject only to Purchaser’s obligations under Section 5.7(a); and (ii) Purchaser shall not be entitled to enforce, and no Person shall be entitled to cause Purchaser to enforce, the obligation of BAT to fund the equity financing under the BAT Equity Commitment unless: (A) all of the conditions set forth in Sections 6.1 and 6.2 have been satisfied or, to the extent permitted, waived (other than those conditions that by their nature are to be satisfied at the Effective Time, each of which is capable of being satisfied at the Effective Time); (B) the Debt Financing (or any Alternative Financing in respect thereof) has been funded or will be funded at the Effective Time if the equity financing under the BAT Equity Commitment is funded at the Effective Time; and (C) Aurora has irrevocably confirmed in writing to Purchaser and BAT that, if the equity financing under the BAT Equity Commitment and the Debt Financing are funded, it is ready, willing and able to complete the Arrangement at the Effective Time;

(d)	agrees that, notwithstanding Section 9.3(a), the Financing Sources are express third-party beneficiaries of this Section 9.4 (and the definitions used herein) and shall be entitled to rely on and enforce this Section 9.4, and for such purpose Purchaser confirms that it is acting as agent and trustee on their behalf, provided that Purchaser shall not assume any duty or liability to the Financing Sources as a result of so acting;

(e)	agrees that, notwithstanding Section 9.1, Section 9.2 and Section 9.3(c), no amendment or waiver of this Section 9.4 (or the definitions used herein), or of any other provision of this Agreement to the extent such amendment or waiver would modify the substance of this Section 9.4, shall be effective to the extent such amendment or waiver is adverse to the Financing Sources without the prior written consent of ATB Financial with respect to Sections 9.4(a), (b), (d), (e) and (f) and BAT with respect to Sections 9.4(a), (b), (c), (d), (e) and (f); and

(f)	agrees that this Section 9.4 shall survive any termination of this Agreement, and Section 8.2 shall be read accordingly.

9.5	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in the Plan of Arrangement without any further act or formality, each of the Parties to this Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out therein.

9.6	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Purchaser:

Organigram Global Inc.
1400-145 King St. West
Toronto, ON M5H 1J8

Attention:        James Yamanaka, Chief Executive Officer

Email:                [Redacted – personal information]

with a copy (which shall not constitute notice) to:

Goodmans LLP, Bay Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario M5H 2S7

Attention:        Neill May; David Coll-Black
Email:                [Redacted – personal information]; [Redacted – personal information]

(b)	if to Aurora:

Aurora Cannabis Inc.
2207-90B Street SW
Edmonton, AB T6X 1V8

Attention:        Miguel Martin and Michael Singer
Email:                [Redacted – personal information]; [Redacted – personal information]

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, ON M5L 1B9

Attention:        Stewart Sutcliffe; Daniel Borlack

Email:                [Redacted – personal information]; [Redacted – personal information]

with a copy (which shall not constitute notice) to:

Torys LLP

79 Wellington Street West

30th Floor, TD South Tower

Toronto, Ontario M5K 1N2

Attention:        John Emanoilidis; David Forrester

Email:                [Redacted – personal information]; [Redacted – personal information]

9.7	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The Parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of British Columbia with respect to any dispute related to this Agreement.

9.8	Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive relief, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without the proof of actual damages and without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this, subject to the last sentence of Section 8.3(e), being in addition to any other remedy to which the Parties may be entitled at law or in equity. To the extent a Party hereto brings an action, suit or proceeding to enforce specifically the performance of the terms and conditions of this Agreement (other than an action to enforce specifically any provision that expressly survives the termination of this Agreement), the Outside Date shall automatically be extended to (i) the 20th Business Day following the resolution of such action, suit or proceeding or (ii) such other time period established by the court presiding over such action, suit or proceeding.

9.9	Time of Essence

Time shall be of the essence in this Agreement.

9.10	Entire Agreement, Binding Effect and Assignment

(a)	Neither Party may assign all or any part of its rights, interests or obligations under this Agreement without the prior written consent of the other Party, provided that Purchaser may, without the consent of Aurora, collaterally assign any or all of its rights and interests hereunder to one or more Financing Sources or make such an assignment to an affiliate without consent, provided further that no such assignment shall relieve Purchaser of any of its obligations hereunder. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

(b)	This Agreement (including the Schedules hereto, the Aurora Disclosure Letter and the Purchaser Disclosure Letter, including the schedules thereto) and the Confidentiality Agreement and the Lock-Up Agreements constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.11	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.12	Rules of Construction

The Parties waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

9.13	Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF Purchaser and Aurora have caused this Agreement to be executed as of the date first written above.

AURORA CANNABIS INC.

Per:	/s/Miguel Martin
Name: Miguel Martin
Title: CEO

ORGANIGRAM GLOBAL INC.

Per:	/s/James Yamanaka
Name: James Yamanaka
Title: Chief Executive Officer

Schedule A

TO THE ARRANGEMENT AGREEMENT

PLAN OF ARRANGEMENT

SCHEDULE A

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

INTERPRETATION

Definitions.

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Arrangement” means the arrangement pursuant to Section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement and Section 7.1 or made at the direction of the Court in the Final Order with the prior written consent of the Parties, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement, together with the Schedules attached thereto, the Aurora Disclosure Letter and the Purchaser Disclosure Letter, dated November 2, 2026, between the Purchaser and Aurora as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

“Arrangement Filings” means the records and information required under Section 292 of the BCBCA to be filed with the Registrar to give effect to the Arrangement after the Final Order is made, together with a copy of the entered Final Order, in a form and content satisfactory to the Parties, each acting reasonably.

“Arrangement Resolution” means the special resolution of the Shareholders approving the Arrangement to be considered at the Aurora Meeting, substantially in the form of Schedule B to the Arrangement Agreement.

“Aurora” means Aurora Cannabis Inc., a corporation existing under the laws of the Province of British Columbia.

“Aurora Cash DSUs” means the outstanding deferred share units issued under the Aurora DSU Cash Plan.

“Aurora Cash RSUs” means the outstanding restricted share units issued under the Aurora PRSU Cash Plan.

“Aurora Cash PSUs” means the outstanding performance share units issued under the Aurora PRSU Cash Plan.

“Aurora DSU Cash Holders” means holders of Aurora Cash DSUs.

“Aurora DSU Cash Plan” means the non-employee directors deferred share unit cash plan.

“Aurora DSU Holders” means, collectively, the Aurora DSU Cash Holders and the Aurora DSU Share Holders.

“Aurora DSU Share Holders” means holders of Aurora Share DSUs.

“Aurora DSU Share Plan” means the deferred share unit plan of Aurora instituted effective as of June 26, 2024.

“Aurora DSUs” means, collectively, the Aurora Cash DSUs and the Aurora Share DSUs.

“Aurora Meeting” means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Joint Circular and agreed to in writing by the Parties.

“Aurora Option Holders” means holders of Aurora Options.

“Aurora Options” means the outstanding options to purchase Shares granted under or otherwise subject to the Aurora Stock Option Plan.

“Aurora PSU Cash Holders” means holders of Aurora Cash PSUs.

“Aurora PSU Holders” means, collectively, the Aurora PSU Cash Holders and the Aurora PSU Share Holders.

“Aurora PSU Share Plan” means the performance share unit plan of Aurora instituted effective as of August 8, 2025.

“Aurora PSU Share Holders” means the holders of Aurora Share PSUs.

“Aurora PSUs” means, collectively, the Aurora Cash PSUs and the Aurora Share PSUs.

“Aurora PRSU Cash Plan” means the performance share unit and restricted share unit long-term cash settled plan.

“Aurora RSU Cash Holders” means holders of Aurora Cash RSUs.

“Aurora RSU Holders” means, collectively, the Aurora RSU Cash Holders and the Aurora RSU Share Holders.

“Aurora RSU Share Holders” means holders of Aurora Share RSUs.

“Aurora RSU Share Plan” means the restricted share unit plan of Aurora instituted effective as of August 8, 2025.

“Aurora RSUs” means, collectively, the Aurora Cash RSUs and the Aurora Share RSUs.

“Aurora Share DSUs” means the outstanding deferred share units issued under the Aurora DSU Share Plan.

“Aurora Share PSUs” means the outstanding performance share units issued under the Aurora PSU Share Plan.

“Aurora Share RSUs” means the outstanding restricted share units issued under the Aurora RSU Share Plan.

“Aurora Shareholder Rights Plan” means the Amended and Restated Shareholder Rights Plan Agreement dated as of October 4, 2018 between Aurora and Computershare Trust Company of Canada, as rights agent.

“Aurora Stock Option Plan” means the share option plan of Aurora dated August 8, 2025.

“Available Cash Election Amount” means, expressed in dollars, an amount equal to the greater of (A) zero; and (B) the Cash Maximum, less: (i) the aggregate amount of Cash Consideration payable to Combination Electing Shareholders and (ii) the aggregate amount of Cash Consideration that would be payable to Dissenting Shareholders if each Dissenting Shareholder were a Combination Electing Shareholder.

“Available Share Election Number” means the Share Maximum less: (i) the aggregate number of Consideration Shares deliverable to Combination Electing Shareholders and (ii) the aggregate number of Consideration Shares that would be payable to Dissenting Shareholders if each Dissenting Shareholder were a Combination Electing Shareholder.

“BCBCA” means the Business Corporations Act (British Columbia).

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Calgary, Alberta.

“Cash Consideration” means the consideration in the form of cash to be paid to Shareholders (other than to Dissenting Shareholders) pursuant to this Plan of Arrangement.

“Cash Elected Consideration” means an amount in cash equal to the Cash Value.

“Cash Electing Shareholder” means a Shareholder, other than a Dissenting Shareholder, who has duly and properly elected, in a Filed Letter of Transmittal and Election Form, to receive the Cash Elected Consideration in respect of their Shares.

“Cash Election Amount” means the aggregate amount of Cash Consideration that would be payable to Cash Electing Shareholders before giving effect to Section 2.4.

“Cash Maximum” means the aggregate amount in cash equal to the product obtained by multiplying the number of Shares issued and outstanding immediately prior to the Effective Time by $253,638,772.

“Cash Value” means $7.80.

“Combination Elected Consideration” means: (i) $3.75 in cash; and (ii) 3.0431 Consideration Shares.

“Combination Electing Shareholder” means each Shareholder, other than a Dissenting Shareholder, who has duly and properly elected in a Filed Letter of Transmittal and Election Form, or has been deemed to have so elected, to receive the Combination Elected Consideration in respect of their Shares.

“Consideration” means the aggregate consideration to be paid and received pursuant to this Plan of Arrangement in respect of each Share that is transferred to the Purchaser, consisting of (i) the Cash Consideration, and/or (ii) the Share Consideration, subject to the elections, maximum amounts and pro rationing as set forth in this Plan of Arrangement.

“Consideration Election” has the meaning specified in Section 3.1(1).

“Consideration Shares” means the Purchaser Shares to be issued as Share Consideration pursuant to this Plan of Arrangement.

“Court” means the Supreme Court of British Columbia.

“Depositary” means any trust company, bank or financial institution agreed to in writing by the Parties, each acting reasonably, for the purpose of, among other things, exchanging certificates representing Shares for the Consideration in connection with the Arrangement.

“Dissent Rights” has the meaning specified in Section 4.1.

“Dissenting Shareholder” means a registered holder of Shares as of the record date of the Aurora Meeting who: (i) has validly exercised its Dissent Rights in strict compliance with the Dissent Rights, (ii) has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, and (iii) is ultimately entitled to be paid the fair value for their Shares, but only in respect of the Shares in respect of which Dissent Rights are validly exercised by such holder.

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in Section 2.10(b) of the Arrangement Agreement.

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Election Deadline” means 5:00 p.m. (Vancouver time) on the date that is (i) agreed by Aurora and the Purchaser, each acting reasonably, and (ii) announced by Aurora by means of a news release at least two (2) Business Days before such date.

“Eligible Holder” means a beneficial holder of Shares that is: (a) a resident of Canada for the purposes of the Tax Act (other than a partnership) and not exempt from tax under Part I of the Tax Act; or (b) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a partnership all members of which that are residents of Canada are exempt from tax under Part I of the Tax Act).

“Entitlement Date” means, in respect of an Aurora PSU, the “Entitlement Date” (as such term is defined in the applicable Incentive Plan) applicable to such Aurora PSU.

“Exchange Ratio” means 5.8626 of a Purchaser Share for each Aurora Share, subject to adjustment (if any) pursuant to Section 2.14 of the Arrangement Agreement.

“Filed Letter of Transmittal and Election Form” means a duly and properly completed Letter of Transmittal and Election Form deposited with the Depositary on or before the Election Deadline by a Shareholder, accompanied by the certificate(s) representing such holder’s Shares.

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA, in a form acceptable to the Parties, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Parties, each acting reasonably) on appeal.

“Governmental Entity” means any applicable: (a) multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, minister, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, commissioner, board or authority of any of the foregoing; (c) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) stock exchange.

“Incentive Plans” means, collectively: (a) the Aurora Stock Option Plan; (b) the Aurora DSU Cash Plan; (c) the Aurora DSU Share Plan; (d) the Aurora PRSU Cash Plan; (e) the Aurora RSU Share Plan; and (f) the Aurora PSU Share Plan.

“Interim Order” means the interim order of the Court pursuant to Section 291 of the BCBCA, in a form acceptable to the Parties, each acting reasonably, made in connection with the Arrangement and providing for, among other things, the calling and holding of the Aurora Meeting, as the same may be amended, supplemented or varied by the Court (with the consent of the Parties, each acting reasonably).

“In-The-Money Value” means, in respect of an option at any time, the amount, if any, by which the aggregate fair market value at that time of the securities subject to such option exceeds the aggregate exercise price of such option.

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements of any Governmental Entity having the force of law (including the rules of any stock exchange), whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, including any Cannabis Laws, and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Person or its business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, assets, property or securities.

“Letter of Transmittal and Election Form” means the letter of transmittal and election form sent by Aurora to Shareholders to surrender the certificates representing their Shares and to elect to receive, on completion of the Arrangement, the Cash Elected Consideration, Share Elected Consideration or Combination Elected Consideration, in exchange for their Shares.

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, claims against title, security interests, statutory or deemed trusts, encumbrances and adverse rights or claims, other third Person interest or encumbrance of any kind, whether contingent or absolute, including any instrument registered against title to real or immovable property, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“Option Exchange Ratio” means the quotient obtained by dividing (A) the Cash Value by (B) the Purchaser Share Price, subject to adjustment (if any) pursuant to Section 2.14 of the Arrangement Agreement.

“Parties” means the Purchaser and Aurora, and “Party” means any one of them.

“Person” includes an individual, partnership, association, company, corporation, body corporate, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under Section 288 of the BCBCA, and any amendments or variations made in accordance with the terms of the Arrangement Agreement and Section 7.1 or made at the direction of the Court in the Final Order with the prior written consent of the Parties, each acting reasonably.

“Purchaser” means Organigram Global Inc., a corporation existing under the laws of Canada.

“Purchaser Shares” means the common shares in the capital of the Purchaser as currently constituted.

“Purchaser Share Price” means the deemed price per Purchaser Share of $1.33.

“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA.

“Remaining Cash Amount” means, expressed in dollars, the Available Cash Election Amount less the aggregate amount of Cash Consideration payable to Cash Electing Shareholders.

“Remaining Share Number” means the Available Share Election Number less the aggregate number of Consideration Shares deliverable to Share Electing Shareholders.

“Replacement Option” means an option to purchase Purchaser Shares granted by the Purchaser in exchange for an Aurora Option pursuant to Section 2.3(3).

“Securities Authorities” means the applicable securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada.

“Securityholders” means, collectively, the Shareholders, the Aurora Option Holders, the Aurora DSU Holders, the Aurora RSU Holders and the Aurora PSU Holders.

“Share Consideration” means the consideration in the form of Consideration Shares to be issued to Shareholders (other than Dissenting Shareholders) pursuant to this Plan of Arrangement.

“Share Elected Consideration” means, in respect of each Share held by a Share Electing Shareholder, such number of Consideration Shares as is equal to the Exchange Ratio.

“Share Electing Shareholder” means a Shareholder, other than a Dissenting Shareholder, who has duly and properly elected, in a Filed Letter of Transmittal and Election Form, to receive the Share Elected Consideration in respect of their Shares.

“Share Election Number” means the aggregate number of Consideration Shares that would be deliverable to Share Electing Shareholders before giving effect to Section 2.4.

“Share Maximum” means such number of Consideration Shares as is equal to the product obtained by multiplying the number of Shares issued and outstanding immediately prior to the Effective Time by 205,826,172.

“Shareholders” means the registered and/or beneficial holders of Shares, as the context requires.

“Shares” means the common shares in the capital of Aurora, as currently constituted.

“Subsidiary” means with respect to a Person, any entity, whether incorporated or unincorporated: (i) of which such Person or any other subsidiary of such Person is a general partner; or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person and/or by any one or more of its subsidiaries; and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Tax Act” means the Income Tax Act (Canada).

“U.S. Securities Act” means the United States Securities Act of 1933.

“Unvested Aurora PSU” means an Aurora PSU outstanding immediately prior to the Effective Time that is not a Vested Aurora PSU.

“Vested Aurora PSU” means an Aurora PSU outstanding immediately prior to the Effective Time that has vested in accordance with its terms, including any Aurora PSU that vests in accordance with the terms of the applicable Incentive Plan or any agreement or instrument evidencing the grant thereof, including any applicable employment agreement, as a result of the Arrangement.

Certain Rules of Interpretation.

In this Plan of Arrangement, unless otherwise specified:

Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section, subsection or paragraph by number or letter or both refer to the Article, Section, subsection or paragraph, respectively, bearing that designation in this Plan of Arrangement.

Currency. All references to dollars or to $ are references to Canadian dollars.

Gender and Number. Any reference to gender includes all genders. Words importing the singular number also include the plural and vice versa.

Certain Phrases and References, etc. The words “including,” “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of,” “the total of,” “the sum of,” or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article” and “Section” followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement. The terms “Plan of Arrangement,” “hereof,” “herein” and similar expressions refer to this Plan of Arrangement (as it may be amended, modified or supplemented from time to time) and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

Computation of Time. For purposes of this Plan of Arrangement, a period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

Time References. References to time herein or in any Letter of Transmittal and Election Form are to local time, Vancouver, British Columbia.

THE ARRANGEMENT

Arrangement.

This Plan of Arrangement constitutes an arrangement under Section 288 of the BCBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein. If there are any inconsistencies or conflict between this Plan of Arrangement and the Arrangement Agreement, the terms of this Plan of Arrangement shall govern.

Binding Effect.

This Plan of Arrangement and the Arrangement will become effective, and be binding on Aurora, the Purchaser, all Securityholders (including Dissenting Shareholders), any agent or transfer agent therefor, the Depositary and all other Persons at and after the Effective Time, without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.

Arrangement.

Commencing at the Effective Time, each of the events and transactions set out below shall occur and shall be deemed to occur consecutively in the following order without any further act or formality, in each case, unless stated otherwise, effective as at one (1) minute intervals starting at the Effective Time:

the Aurora Shareholder Rights Plan shall be terminated without any further act required by Aurora or Computershare Trust Company of Canada, in its capacity as rights agent, all rights issued pursuant to the Aurora Shareholder Rights Plan shall be cancelled without any payment in respect thereof, and the Aurora Shareholder Rights Plan shall be of no further force or effect;

each Aurora DSU and Aurora RSU, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, in the case of an Aurora DSU, immediately following the holder thereof ceasing to hold office as a director of Aurora and, notwithstanding the terms of the Incentive Plans or any agreement or instrument evidencing the grant thereof, and without any further action by or on behalf of the holder thereof, be cancelled and terminated in exchange for, subject to Section 6.3, a cash payment (without interest) from Aurora equal to the Cash Value multiplied by the number of Shares subject to such Aurora DSU or Aurora RSU, and, with respect to each Aurora DSU and Aurora RSU so cancelled and terminated: (A) the holder thereof shall cease to be the holder of such Aurora DSU or Aurora RSU, (B) the holder thereof shall cease to have any rights as a holder in respect of such Aurora DSU or Aurora RSU, or under the Incentive Plans or any agreement or instrument evidencing the grant thereof, other than the right to receive the cash payment to which such holder is entitled pursuant to this Section 2.3(2), (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled and terminated;

each Vested Aurora PSU outstanding immediately prior to the Effective Time shall, notwithstanding the terms of the Incentive Plans or any agreement or instrument evidencing the grant thereof, and without any further action by or on behalf of the holder thereof, be cancelled and terminated in exchange for, subject to Section 6.3, a cash payment (without interest) from Aurora equal to the Cash Value multiplied by the number of Shares underlying such Vested Aurora PSU, multiplied by 100%, and, with respect to each Vested Aurora PSU so cancelled: (A) the holder thereof shall cease to be the holder of such Vested Aurora PSU, (B) the holder thereof shall cease to have any rights as a holder in respect of such Vested Aurora PSU, or under the Incentive Plans or any agreement or instrument evidencing the grant thereof, other than the right to receive the cash payment to which such holder is entitled pursuant to this Section 2.3(3), (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled and terminated;

each Unvested Aurora PSU outstanding immediately prior to the Effective Time shall, notwithstanding the terms of the Incentive Plans or any agreement or instrument evidencing the grant thereof, and without any further action by or on behalf of the holder thereof, remain outstanding and shall thereafter, for each Share underlying such Unvested Aurora PSU, entitle the holder thereof to receive, on the Entitlement Date and subject to satisfaction of the applicable vesting conditions, an amount in cash (without interest) from Aurora equal to the Cash Value multiplied by 100%, subject to Section 6.3, and shall be subject to the same terms and conditions applicable to such Unvested Aurora PSU set forth in the applicable Incentive Plan and/or any agreement or instrument relating thereto, including any applicable employment agreement, in effect immediately prior to the Effective Time, other than those terms and conditions that are rendered inoperative by the transactions contemplated hereby. For greater certainty, immediately following the Effective Time, the holder of an Unvested Aurora PSU subject to this Section 2.3(4) shall have no right to receive any Shares or Purchaser Shares based on or in respect of such Unvested Aurora PSU and shall not be eligible to receive any dividends or other distributions (whether in cash or otherwise) in respect thereof;

simultaneously with Section 2.3(6), each outstanding Share held by a Dissenting Shareholder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality by the holder thereof to the Purchaser (free and clear of all Liens) in consideration for a debt claim against the Purchaser for the amount determined under Article 4, and:

such Dissenting Shareholder shall cease to have any rights as a Shareholder other than the right to be paid the fair value of its Shares by the Purchaser in accordance with Article 4;

the name of such holder shall be removed from the register of holders of Shares maintained by or on behalf of Aurora; and

the Purchaser shall be recorded on the register of holders of Shares maintained by or on behalf of Aurora as the holder of the Shares so transferred and shall be deemed to be the legal and beneficial owner thereof;

simultaneously with Section 2.3(5), each outstanding Share (other than Shares held by any Dissenting Shareholder who has validly exercised such holder’s Dissent Rights) shall be transferred without any further act or formality by the holder thereof to the Purchaser (free and clear of all Liens), subject to Section 6.3, Section 6.5 and Section 6.6 and:

in exchange for the transfer of each such Share:

each Combination Electing Shareholder shall receive the Combination Elected Consideration from the Purchaser;

subject to Section 2.4, each Cash Electing Shareholder shall receive the Cash Elected Consideration from the Purchaser; and

subject to Section 2.4, each Share Electing Shareholder shall receive the Share Elected Consideration from the Purchaser;

the holder of such Share shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Share to the Purchaser;

the holder of such Share shall cease to have any rights as a holder of Shares other than the right to receive the Consideration in exchange for each such Share in accordance with this Plan of Arrangement;

the name of such holder shall be removed from the register of holders of Shares maintained by or on behalf of Aurora;

the Purchaser shall be recorded on the register of holders of Shares maintained by or on behalf of Aurora as the holder of the Shares so transferred and shall be deemed to be the legal and beneficial owner thereof (free and clear of all Liens); and

where a Shareholder receives both Cash Consideration and Consideration Shares, whether pursuant to the elections (including deemed elections), maximum amounts or pro rationing as set forth in this Plan of Arrangement:

the Shareholder shall be deemed to have solely exchanged for Consideration Shares that number of Shares (including any fraction thereof) equal to the Shares then held by the Shareholder multiplied by the proportion of the value of the Consideration Shares (calculated based on the Purchaser Share Price) received by the Shareholder is of the Consideration received by the Shareholder, and to have exchanged such Shareholder's remaining number of Shares (including any fraction thereof) for the Cash Consideration received; except that notwithstanding (i) hereof, if the Shareholder indicates in its Filed Letter of Transmittal and Election Form that it intends to make a joint election with the Purchaser in accordance with Section 2.6 to have the transfer of its Shares to the Purchaser under this Plan of Arrangement take place pursuant to the provisions of subsection 85(1) or (2) of the Tax Act (and the analogous provisions of any provincial tax laws), then such Shareholder shall be deemed to have transferred all of the Shareholder’s Shares to the Purchaser as a single transaction for consideration consisting of the combination of Cash Consideration and Consideration Shares received under this Plan of Arrangement;

each Aurora Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, notwithstanding the terms of the Aurora Stock Option Plan or any agreement or instrument evidencing the grant thereof, and without any further action by or on behalf of the holder thereof, be exchanged for a Replacement Option to purchase from the Purchaser the number of Purchaser Shares (rounded down to the nearest whole Purchaser Share) equal to the product of: (A) the number of Shares subject to such Aurora Option immediately prior to the Effective Time, multiplied by (B) the Option Exchange Ratio. Each such Replacement Option shall provide for an exercise price per Purchaser Share (rounded up to the nearest whole cent) equal to the quotient of: (X) the exercise price per Share of the exchanged Aurora Option immediately prior to the Effective Time, divided by (Y) the Option Exchange Ratio. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to such exchange of Aurora Options for Replacement Options. Accordingly, and notwithstanding the foregoing, if required, the exercise price per Purchaser Share of a Replacement Option shall be increased such that the In-The-Money Value of the Replacement Option immediately after the exchange does not exceed the In-The-Money Value of the Aurora Option for which it was exchanged immediately before the exchange. Except as set out in this Section 2.3(7), all terms and conditions of a Replacement Option, including the term to expiry, vesting conditions and conditions to and manner of exercising, shall be the same as the Aurora Option for which it was exchanged, and shall be governed by the terms of the Aurora Stock Option Plan (which shall be assumed by the Purchaser in respect of the Replacement Options) and/or any agreement or instrument relating to such Aurora Option, including any applicable employment agreement, and any agreement or instrument evidencing an Aurora Option shall thereafter evidence and be deemed to evidence such Replacement Option. With respect to each Aurora Option so exchanged: (A) the holder thereof shall cease to be the holder of such Aurora Option, (B) the holder thereof shall cease to have any rights as a holder in respect of such Aurora Option, other than the rights in respect of the Replacement Option to which such holder is entitled pursuant to this Section 2.3(7), and (C) such holder’s name shall be removed from the register of Aurora Options and shall be entered on the register of Replacement Options maintained by or on behalf of the Purchaser.

Arrangement Elections.

The Purchaser shall not be obligated to pay or cause the payment of more Cash Consideration than the Cash Maximum or more Share Consideration than the Share Maximum and, in this regard and notwithstanding any provision herein to the contrary, either:

if, but for this Section 2.4, the Share Election Number exceeds the Available Share Election Number, then each Share Electing Shareholder will receive from the Purchaser, in aggregate:

such number of Consideration Shares equal to the product obtained by multiplying the Available Share Election Number by a fraction the numerator of which is the number of Consideration Shares that would otherwise be deliverable to such Shareholder pursuant to Section 2.3(6)(a) and the denominator of which is the Share Election Number; and

a cash amount equal to the product obtained by multiplying the Remaining Cash Amount by a fraction the numerator of which is the number of Consideration Shares that would otherwise be deliverable to such Shareholder pursuant to Section 2.3(6)(a) and the denominator of which is the Share Election Number; or

if, but for this Section 2.4, the Cash Election Amount exceeds the Available Cash Election Amount, then each Cash Electing Shareholder will receive from the Purchaser, in aggregate:

a cash amount equal to the product obtained by multiplying the Available Cash Election Amount by a fraction the numerator of which is the amount of cash that would otherwise be payable to such Shareholder pursuant to Section 2.3(6)(a) and the denominator of which is the Cash Election Amount; and

such number of Consideration Shares equal to the product obtained by multiplying the Remaining Share Number by a fraction the numerator of which is the amount of cash that would otherwise be payable to such Shareholder pursuant to Section 2.3(6)(a) and the denominator of which is the Cash Election Amount; provided however, that if, as a result of this Section 2.4, a Cash Electing Shareholder would receive a cash amount equal to less than the amount such Cash Electing Shareholder would have received if such Cash Electing Shareholder was a Combination Electing Shareholder, such Cash Electing Shareholder shall be deemed to have been a Combination Electing Shareholder and elected to receive the Combination Elected Consideration pursuant to Section 2.3(6)(a)(i).

Fully Paid and Non-Assessable Shares.

All Consideration Shares issued pursuant hereto, and all Purchaser Shares issued upon the exercise of Replacement Options in accordance with their terms, shall be validly issued and outstanding as fully paid and non-assessable shares.

Tax Election.

An Eligible Holder who receives Consideration Shares pursuant to Section 2.3(6) shall be entitled to make an income Tax election, pursuant to subsection 85(1) of the Tax Act or subsection 85(2) of the Tax Act, as applicable (and in each case, where applicable, the analogous provision of provincial income Tax Law) (a “Section 85 Election”), by providing two duly completed and signed copies of the election form prescribed by the Tax Act (and, if applicable, any provincial Tax statute) (each, a “Section 85 Tax Election Form”) to the Purchaser within 90 days following the Effective Date (the “Section 85 Election Period”). Provided such information is correct and complete and in compliance with the requirements imposed under the Tax Act (or applicable provincial income Tax Law), the Purchaser shall, within 60 days after the receipt thereof, return two signed copies of each Section 85 Tax Election Form so delivered to it to such Eligible Holder for filing with the applicable Governmental Entities by such Eligible Holder. The Purchaser will not be responsible for the proper or accurate completion of any Section 85 Tax Election Form or for checking or verifying the contents of any Section 85 Tax Election Form and, except for the Purchaser’s obligation to return, within 60 days of receipt, duly completed Section 85 Tax Election Forms received by it before the end of the Section 85 Election Period, none of the Purchaser, Aurora or any successor corporation will be responsible for any Taxes, interest or penalties or any other costs or damages resulting from the failure by an Eligible Holder to properly and accurately complete or file the Section 85 Tax Election Forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial income tax Law).

CONSIDERATION ELECTION

Consideration Election.

Each beneficial owner of Shares may elect, prior to the Election Deadline, with respect to any and all issued and outstanding Shares (other than Shares for which Dissent Rights have been validly exercised) held by such holder immediately before the Election Deadline to receive the Consideration to which he, she or it is entitled in the form of the Combination Elected Consideration, the Share Elected Consideration or the Cash Elected Consideration (the “Consideration Election”).

The Consideration Election shall be made by a Shareholder (or if applicable, by the registered Shareholder on such beneficial owner’s behalf) by depositing with the Depositary, prior to the Election Deadline, a Filed Letter of Transmittal and Election Form indicating such Shareholder’s election, together with certificates (if any) representing such Shareholder’s Shares.

Any Letter of Transmittal and Election Form, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by a Shareholder except as may be expressly provided in the Letter of Transmittal and Election Form.

Any Shareholder, other than a Dissenting Shareholder, who does not deposit with the Depositary a Filed Letter of Transmittal and Election Form, or otherwise fails to comply with the requirements of this Section 3.1 and the Letter of Transmittal and Election Form, shall be deemed to have elected to receive the Combination Elected Consideration and shall be deemed, for all purposes of this Plan of Arrangement, to be a Combination Electing Shareholder.

DISSENT RIGHTS

Dissent Rights.

Registered holders of Shares as of the record date of the Aurora Meeting may exercise dissent rights with respect to the Shares held by such Shareholder as of such date (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Division 2 of Part 8 of the BCBCA, as modified by the Interim Order, Final Order and this Section 4.1; provided that notwithstanding Section 242(1)(a) of the BCBCA, the written notice of dissent to the Arrangement Resolution referred to in Section 242(1)(a) of the BCBCA must be received by Aurora at [●], Attention: [●] no later than 5:00 p.m. (Vancouver time) two (2) Business Days immediately preceding the date of the Aurora Meeting (as it may be adjourned or postponed from time to time).

Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens, as provided in Section 2.3(5) and, if they:

are ultimately entitled to be paid fair value for such Shares: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(5)), (ii) shall be entitled to be paid the fair value of such Shares by the Purchaser (less any amounts withheld pursuant to Section 6.3), which fair value shall be determined as of the close of business on the last Business Day before the Arrangement Resolution was adopted, and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Shares; or

are ultimately not entitled, for any reason, to be paid fair value for such Shares, shall be deemed to have participated in the Arrangement on the same basis as Shareholders who have not exercised Dissent Rights in respect of such Shares and be entitled to receive the Combination Elected Consideration.

Recognition of Dissenting Shareholders.

In no case shall Aurora, the Purchaser or any other Person be required to recognize a Person exercising Dissent Rights: (i) unless such Person is the registered holder of the Shares in respect of which such rights are sought to be exercised as of the record date for the Aurora Meeting, (ii) if such Person has voted or instructed a proxyholder to vote such Shares in favour of the Arrangement Resolution, or (iii) unless the Person has strictly complied with the procedures for exercising Dissent Rights and does not withdraw such dissent prior to the Effective Time.

In no case shall Aurora, the Purchaser or any other Person be required to recognize any Shareholder who exercises Dissent Rights as a Shareholder after the Effective Time.

Shareholders who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and will be entitled to receive the Combination Elected Consideration.

In addition to any other restrictions under Division 2 of Part 8 of the BCBCA, none of the following shall be entitled to Dissent Rights: (a) Aurora Option Holders, Aurora DSU Holders, Aurora RSU Holders and Aurora PSU Holders, in respect of their Aurora Options, Aurora DSUs, Aurora RSUs and Aurora PSUs, and (b) Shareholders who vote or have instructed a proxyholder to vote their Shares in favour of the Arrangement Resolution. A registered Shareholder may only exercise Dissent Rights in respect of all, and not less than all, of its Shares.

U.S. Securities Laws

U.S. Securities Laws.

The Purchaser and Aurora agree that this Plan of Arrangement will be carried out with the intention that the issuance of the securities under this Plan of Arrangement, including the Consideration Shares and Replacement Options, will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and pursuant to exemptions from registration under any applicable U.S. state securities laws, and each of the Purchaser and Aurora shall take such reasonable actions as shall be required to facilitate reliance on such exemption in connection with the Arrangement.

CERTIFICATES AND PAYMENTS

Payment of Consideration.

The Purchaser shall, following receipt of the Final Order and prior to the filing by Aurora of the Arrangement Filings with the Registrar in accordance with the Arrangement Agreement, deliver or cause to be delivered to the Depositary in escrow pending the Effective Time (the terms and conditions of such escrow to be satisfactory to the Parties, each acting reasonably): (i) sufficient funds to satisfy the aggregate Cash Consideration; and (ii) sufficient Purchaser Shares (and any irrevocable treasury directions addressed to the Purchaser’s transfer agent as may be necessary) to satisfy the aggregate Share Consideration, in each case to be paid or issued to Shareholders in accordance with Section 2.3 and as provided for in this Plan of Arrangement, excluding any such payment in respect of Shares for which Dissent Rights have been validly exercised and not withdrawn.

Following the Effective Time, upon delivery to the Depositary of a Filed Letter of Transmittal and Election Form in respect of any Shares to be exchanged for the applicable Consideration under the Arrangement and such other documents and instruments as the Depositary may reasonably require, upon surrender to the Depositary of any certificate(s) which immediately prior to the Effective Time represented such Shares, such Shareholders shall be entitled to receive in exchange therefor in respect of such Shares, and the Depositary shall promptly deliver to such former Shareholder (in each case without interest and as adjusted for any rounding or withholding pursuant to Section 6.3, Section 6.5 and Section 6.6), the relevant Consideration which such former Shareholder has the right to receive (together with any dividends or other distributions with respect thereto pursuant to Section 6.1(7)), and the certificate (if any) so surrendered shall forthwith be cancelled.

The cash deposited with the Depositary by or on behalf of the Purchaser shall be held, unless determined otherwise by the Purchaser, in an interest-bearing account and any interest earned on such funds shall be for the account of the Purchaser.

Until surrendered as contemplated by this Section 6.1, each certificate that immediately prior to the Effective Time represented Shares (other than Shares in respect of which Dissent Rights have been validly exercised and not withdrawn) shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender of the applicable certificate, the applicable Consideration (in each case without interest and as adjusted for any rounding or withholding pursuant to Section 6.3, Section 6.5 and Section 6.6) which such former Shareholder has the right to receive (together with any dividends or other distributions with respect thereto pursuant to Section 6.1(7)).

To the extent that a former Shareholder shall not have complied with the provisions of Section 6.1 on or before the third (3rd) anniversary of the Effective Date, then the Consideration that such former Shareholder was entitled to receive shall be deemed to have been surrendered to the Purchaser for cancellation for no consideration and shall be delivered to the Purchaser by the Depositary and the interest of the former Shareholder in such Consideration (and any dividend or other distribution referred to in Section 6.1(7)) to which it was entitled shall be terminated as of such date, and the certificates formerly representing Shares, if any, shall cease to represent a right or claim of any kind or nature as of such date. Any payment made by way of cheque by the Depositary (or Aurora, if applicable) in accordance with this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or Aurora) or that otherwise remains unclaimed, in each case, on or before the third (3rd) anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the third (3rd) anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable Consideration in respect of Shares pursuant to this Plan of Arrangement shall be terminated and deemed to have been surrendered and forfeited to the Purchaser. For greater certainty, no former Shareholder shall have any right, claim or interest of any kind or nature whatsoever in respect of Shares from and after the third (3rd) anniversary of the Effective Date, including, any entitlement to receive any Consideration for any reason, or any entitlement to dividends or distributions, on or in respect of Shares or the Consideration, and in accordance with this Section 6.1(5) all such rights and interests of former Shareholders shall be deemed to have been surrendered to the Purchaser, and forfeited by such former Shareholders for no consideration as of such date.

No Securityholder shall be entitled to receive any consideration with respect to such holder’s Shares, Aurora Options, Aurora DSUs, Aurora RSUs or Aurora PSUs, except any payment or Replacement Option to which such holder is entitled to receive in accordance with Section 2.3 and this Section 6.1 (in each case without interest and as adjusted for any rounding or withholding pursuant to Section 6.3, Section 6.5 and Section 6.6).

No dividend or other distribution declared or made after the Effective Time with respect to the Consideration Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Shares unless and until the holder of such certificate shall have complied with the provisions of Section 6.1. Subject to applicable Law, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Consideration Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or distribution with a record date after the Effective Time theretofore paid with respect to such Consideration Shares. All dividends or other distributions payable on the Consideration Shares held by the Depositary with a record date after the Effective Time shall be paid by the Purchaser to the Depositary and shall be held by the Depositary in trust for the former holders of Shares entitled to receive such Consideration Shares pursuant to the Arrangement, in each case until delivery to the Depositary of a Filed Letter of Transmittal and Election Form in respect of such Shares and such other documents and instruments as the Depositary may reasonably require and the surrender of any certificate or certificates which, immediately prior to the Effective Time, represented such Shares in accordance with this Section 6.1. Subject to applicable Laws, following the delivery to the Depositary of a Filed Letter of Transmittal and Election Form in respect of such Shares and such other documents and instruments as the Depositary may reasonably require and the surrender of any certificate or certificates which, immediately prior to the Effective Time, represented such Shares in accordance with this Section 6.1, the Depositary shall pay to the applicable former holder of Shares, without interest, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Consideration Shares to which such holder is entitled pursuant to the Arrangement.

At, or as soon as reasonably practicable after, the Effective Time (and, in the case of Aurora DSUs, in no event before the holder has ceased to hold office as a director of Aurora), Aurora shall deliver to each former Aurora DSU Holder, Aurora RSU Holder and Aurora PSU Holder, as reflected on the applicable register maintained by or on behalf of Aurora, the cash payment (if any) which such holder has the right to receive pursuant to Section 2.3(2) or Section 2.3(3), less any amounts withheld pursuant to Section 6.3, and, within the time required by the applicable Incentive Plan following the applicable Entitlement Date, Aurora shall deliver to each holder of an Unvested Aurora PSU the cash payment (if any) which such holder has the right to receive pursuant to Section 2.3(4), less any amounts withheld pursuant to Section 6.3. Such payments shall be made, to the extent practicable, through the payroll or equity plan administration systems of Aurora and its Subsidiaries and in a manner consistent with how such individuals otherwise receive payments from Aurora, or in such other manner as Aurora and the Purchaser may agree that is consistent with the Incentive Plans and applicable award agreements, but in any event in readily available funds. As soon as reasonably practicable after the Effective Time, the Purchaser shall deliver or cause to be delivered to each former Aurora Option Holder notice or other evidence of the Replacement Options to which such holder is entitled pursuant to Section 2.3(7).

Lost Certificates.

In the event any certificate which immediately prior to the Effective Time represented one or more Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the share register maintained by or on behalf of Aurora, the Depositary shall issue in exchange for such lost, stolen or destroyed certificate, the relevant Consideration to which such holder is entitled to receive for such Shares under this Plan of Arrangement in accordance with such holder’s Letter of Transmittal and Election Form. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify Aurora and the Purchaser in a manner satisfactory to Aurora and the Purchaser (each acting reasonably) against any claim that may be made against Aurora or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

Withholding Rights.

Each of Aurora, the Purchaser, the Depositary and any Person that makes a payment in connection with this Plan of Arrangement (each a “payor”), as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or deliverable to any Person in connection with this Plan of Arrangement, including any amounts paid to Shareholders exercising Dissent Rights and dividends and other amounts otherwise payable to any former Shareholders or holders of Aurora Options, Aurora DSUs, Aurora RSUs or Aurora PSUs, such amounts (whether in cash or Consideration Shares) as it is required to deduct and withhold with respect to such payment under the Tax Act or any provision of any other applicable Law in respect of Taxes and shall remit such withheld amount to the appropriate Governmental Entity. To the extent that amounts are so deducted, withheld and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction, withholding and remittance was made.

To the extent that the amount required to be deducted or withheld from any consideration payable to a Person under this Plan of Arrangement exceeds the cash portion of the consideration otherwise payable to such Person, any payor under this Section 6.3 is hereby authorized to sell or otherwise dispose of, on behalf of such Person, such portion of the Consideration Shares otherwise deliverable to such Person as is necessary to provide sufficient funds (after deduction of all reasonable out-of-pocket expenses, Taxes and commissions incurred in connection with such sales) to the payor, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and no payor shall be liable to any Person for any deficiency in respect of any proceeds received (including as a result of any loss relating to the manner or timing of such sales, the prices at which the Consideration Shares are sold or otherwise), and the payor, as applicable, shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.

No Liens.

Any exchange or transfer of securities in accordance with this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Rounding of Cash Consideration.

Notwithstanding anything contained herein, if the aggregate cash amount which a former Securityholder is entitled to receive pursuant to Section 2.3 would: (i) be less than $0.01 in the aggregate, such cash shall be rounded up to $0.01; or (ii) otherwise include a fraction of $0.01, then the aggregate cash amount to which such former Securityholder shall be entitled to receive shall be rounded down to the nearest whole $0.01.

No Fractional Shares.

No fractional Consideration Shares shall be issued pursuant to this Plan of Arrangement. Where the aggregate number of Consideration Shares to be issued to a Shareholder pursuant to this Plan of Arrangement would result in a fraction of a Consideration Share being issuable, the number of Consideration Shares to be issued to such Shareholder shall be rounded down to the nearest whole Consideration Share and no consideration will be paid in lieu of the issuance of such fractional Consideration Share. In calculating such fractional interests, all Shares registered in the name of or beneficially held by a Shareholder or its nominee shall be aggregated.

Book-Based Registrations.

For the purposes of this Plan of Arrangement, any reference to a “certificate” in respect of Shares or Consideration Shares shall include evidence of registered ownership of Shares or Consideration Shares, as the case may be, in an electronic book-based system maintained by the registrar and transfer agent of the Shares or Consideration Shares, and the provisions of this Plan of Arrangement shall be read and construed (and where applicable, modified) to give effect to such interpretation.

Paramountcy.

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Shares, Aurora Options, Aurora DSUs, Aurora RSUs and Aurora PSUs issued or outstanding prior to the Effective Time; (b) the rights and obligations of the Securityholders, Aurora, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares, Aurora Options, Aurora DSUs, Aurora RSUs or Aurora PSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

AMENDMENTS

Amendments.

Aurora and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) approved by Aurora and the Purchaser, each acting reasonably; (iii) filed with the Court and, if made following the Aurora Meeting, approved by the Court subject to Section 7.1(4) and Section 7.1(5); and (iv) communicated to Shareholders if and as required by the Court.

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Aurora or the Purchaser at any time prior to the Aurora Meeting (provided that Aurora or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Aurora Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Aurora Meeting shall be effective only if: (i) it is consented to in writing by each of Aurora and the Purchaser (in each case, acting reasonably); and (ii) if required by the Court, approved by the Shareholders in the manner directed by the Court.

Any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order without filing such amendment, modification or supplement with the Court or seeking Court approval, provided that: (i) it concerns a matter which, in the reasonable opinion of the Parties, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the interest of any Securityholder; or (ii) it is an amendment contemplated in Section 7.1(5).

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Securityholder.

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

FURTHER ASSURANCES

Further Assurances.

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Plan of Arrangement.

Schedule B

TO THE ARRANGEMENT AGREEMENT

ARRANGEMENT RESOLUTION

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the arrangement (“Arrangement”) under Section 288 of the Business Corporations Act (British Columbia), all as more particularly described and set forth in the plan of arrangement (as may be modified or amended, the “Plan of Arrangement”) attached to the management information circular of Aurora Cannabis Inc. (“Aurora”) and Organigram Global Inc. (“Purchaser”) in connection therewith (the “Circular”), and all transactions contemplated thereby, be and are hereby authorized, approved and adopted;

2.	the Plan of Arrangement be and is hereby authorized, approved and adopted;

3.	the arrangement agreement dated November 2, 2026 between Aurora and Purchaser, as it may be amended from time to time (the “Arrangement Agreement”), and all transactions contemplated therein, and the actions of the directors of Aurora in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of Aurora in executing and delivering the Arrangement Agreement and causing the performance by Aurora of its obligations thereunder, be and are hereby confirmed, ratified, authorized and approved;

4.	notwithstanding that this resolution has been duly passed (and the Arrangement approved and agreed) by the shareholders of Aurora or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Aurora be and are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Aurora (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and to revoke this resolution at any time prior to the Effective Time (as defined in the Arrangement Agreement); and

5.	any director or officer of Aurora is hereby authorized, for and on behalf of Aurora, to execute, with or without the corporate seal and, if appropriate, deliver any and all other agreements, applications, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do, or cause to be done, any and all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement, the completion of the Arrangement and related transactions in accordance with the Arrangement Agreement and the matters authorized hereby, including, without limitation, (i) all actions required to be taken by or on behalf of Aurora, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities and (ii) the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Aurora, such determination to be conclusively evidenced by the execution and delivery of any such document, agreement or instrument, and the taking or doing of any such action.”

Schedule C

TO THE ARRANGEMENT AGREEMENT

REPRESENTATIONS AND WARRANTIES OF AURORA

(a)	Organization and Qualification. Aurora is a corporation duly incorporated and validly existing under the laws of British Columbia and has the corporate power and authority to own its assets and conduct its business as now owned and conducted and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of Aurora. Aurora is duly qualified, licensed or registered to conduct business and is in good standing in each jurisdiction in which its assets are located or it conducts business, and has all necessary governmental licences, authorizations, permits, consents and approvals required to own, lease and operate its properties and assets and to carry on its business as now conducted, except for those licences, authorizations, permits, consents and approvals the absence of which do not have and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Aurora and its subsidiaries.

(b)	Corporate Authorization. Subject to (i) the Arrangement Resolution being approved and adopted by the Aurora Shareholders at the Aurora Meeting in accordance with the Interim Order, (ii) approval of the Joint Circular by the Aurora Board, (iii) filings with the Court in respect of the Arrangement and receipt of the Final Order, and (iv) filing of the Arrangement Filings with the Registrar, the execution, delivery and performance by Aurora of this Agreement and the consummation by Aurora of the Arrangement are within Aurora’s corporate powers, have been duly authorized by all necessary corporate action on the part of the Aurora Board and no other corporate proceedings on the part of Aurora are necessary to authorize this Agreement or the Arrangement.

(c)	Directors’ Approvals. As at the date of this Agreement, the Aurora Special Committee, after consultation with its legal and financial advisors, has unanimously recommended that the Aurora Board approve the Arrangement and that the Aurora Shareholders vote in favour of the Arrangement Resolution. As at the date of this Agreement, the Aurora Board has received an opinion from each of the Aurora Financial Advisors to the effect that the consideration to be received under the Arrangement is fair from a financial point of view to the Aurora Shareholders (the “Aurora Fairness Opinions”). As at the date of this Agreement, the Aurora Board, acting upon the unanimous recommendation of the Aurora Special Committee, (i) has unanimously determined that the Arrangement is in the best interests of Aurora; (ii) has approved the entering into of this Agreement and the making of a recommendation that Aurora Shareholders vote in favour of the Arrangement Resolution; and (iii) has unanimously resolved to recommend that Aurora Shareholders reject the Existing Bid and not tender their Aurora Shares thereunder, and none of such determinations, approvals or resolutions has been modified, rescinded or withdrawn.

(d)	No Conflict. The execution, delivery and performance by Aurora of this Agreement and the consummation of the Arrangement, all in accordance with the terms and conditions hereof, do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition), violate, conflict with or result in a breach of, or permit the termination, cancellation, acceleration or other change of any right or obligation under:

(i)	any of the articles, by-laws or other constating documents of Aurora or Aurora’s subsidiaries;

(ii)	subject to the receipt of the consents set forth in Section 3.1(g) of the Aurora Disclosure Letter, any Material Contract of Aurora and its subsidiaries or any Cannabis Licence;

(iii)	subject to the receipt of the Regulatory Approvals and except for compliance with applicable Securities Laws, U.S. Securities Laws and stock exchange rules and policies, any statute, rule, regulation or Law applicable to Aurora and its subsidiaries;

(iv)	assuming compliance with the matters, or obtaining the approvals, referred to in clauses (d)(ii) and (d)(iii) above, any provision of any applicable Law or any licence, approval, consent or authorization issued by a Governmental Entity held by Aurora and each of Aurora’s subsidiaries, with such exceptions, in the case of each of clauses (d)(ii) through (d)(iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Aurora and its subsidiaries.

(e)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by Aurora, and constitutes a legal, valid and binding agreement enforceable against it in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (ii) the discretion that a Court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

(f)	Residence of Aurora. Aurora is not a non-resident of Canada within the meaning of the Tax Act.

(g)	Third Party Consents. Except as disclosed in Section 3.1(g) of the Aurora Disclosure Letter or contemplated in this Agreement, no consent, waiver or approval from other parties to the Material Contracts of Aurora and its subsidiaries or to any other lease, sublease, licence or other occupancy agreement in respect of any of the Aurora Leased Properties not otherwise contemplated under the definition of Material Contracts is (i) required to be obtained by Aurora in connection with the execution, delivery and performance by Aurora of this Agreement or the consummation of the Arrangement, or (ii) required in order to maintain such Material Contracts, leases, subleases, licences and other occupancy agreements in full force and effect immediately upon the consummation of the Arrangement, except for such consents, the absence of which would not be reasonably expected to be, individually or in the aggregate, material to Aurora and its subsidiaries, taken as a whole.

(h)	Governmental Approvals. The execution, delivery and performance by Aurora of this Agreement and the consummation by Aurora of the Arrangement require no consent, waiver or approval or any action by or in respect of, or filing with, or notification to, any Governmental Entity by Aurora other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Registrar under the BCBCA; (iv) the Regulatory Approvals; (v) the approvals of the TSX as set forth in this Agreement; and (vi) any consents, waivers, approvals, actions or filings or notifications, the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Aurora and its subsidiaries.

(i)	Authorized and Issued Capital.

(i)	The authorized capital of Aurora consists of an unlimited number of Aurora Shares and an unlimited number of Class “A” shares, issuable in series, and an unlimited number of Class “B” shares, issuable in series. As of the date hereof, 65,745,102 Aurora Shares and no Class “A” shares or Class “B” shares were issued and outstanding.

(ii)	There are no bonds, debentures or other evidences of indebtedness of Aurora and its subsidiaries outstanding having the right to vote (or that are convertible or exercisable for securities having the right to vote) with Aurora Shareholders on any matter.

(iii)	Except for outstanding Aurora Options, Aurora DSUs, Aurora RSUs and Aurora PSUs under the applicable Incentive Plans, and grants of Aurora Options, Aurora DSUs, Aurora RSUs and Aurora PSUs disclosed in Section 3.1(i)(vi) of the Aurora Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any kind that obligate Aurora to issue or sell any shares of capital stock or other securities of Aurora or any of its subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Aurora or any of its subsidiaries.

(iv)	All outstanding Aurora Shares have been duly authorized and validly issued as fully paid and non-assessable, and all Aurora Shares issuable upon the exercise or settlement of rights under the Aurora Options, Aurora DSUs, Aurora RSUs and Aurora PSUs in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable.

(v)	All outstanding securities of Aurora have been issued in material compliance with all applicable Laws, including Securities Laws.

(vi)	Section 3.1(i)(vi) of the Aurora Disclosure Letter sets forth with respect to each Aurora Option, Aurora DSU, Aurora RSU and Aurora PSU outstanding as of the date of this Agreement: (i) the number of Aurora Shares issuable or deliverable therefor; (ii) the purchase price payable therefor upon the exercise thereof, as applicable; (iii) the date on which such security was granted or issued; and (iv) other than as provided in this Agreement, the extent to which such Aurora Option is vested and exercisable as of the date of this Agreement. All grants of Aurora Options, Aurora DSUs, Aurora RSUs and Aurora PSUs were validly issued and properly approved by the Aurora Board (or a duly authorized committee or subcommittee thereof) in compliance in all material respects with all Laws and the applicable Incentive Plans and recorded on Aurora’s financial statements in accordance with IFRS.

(vii)	The Aurora Data Room contains a true and complete copy of each of the Incentive Plans.

(viii)	Except as disclosed in Section 3.1(i)(viii) of the Aurora Disclosure Letter, there are no outstanding contractual or other obligations of Aurora or any of its subsidiaries to repurchase, redeem or otherwise acquire any of its securities or to qualify any of its securities for distribution, and no Person has any pre-emptive, participation or similar right in respect of any securities of Aurora.

(j)	Significant Shareholders. Except as disclosed in Section 3.1(j) of the Aurora Disclosure Letter or the Aurora Public Disclosure Record, to the knowledge of Aurora, as of the date hereof, no Person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to the Aurora Shares.

(k)	Shareholders’ and Similar Agreements. Except as disclosed in Section 3.1(k) of the Aurora Disclosure Letter, neither Aurora nor any of Aurora’s subsidiaries is subject to any unanimous shareholders agreement and is not a party to any shareholder, pooling, voting, voting trust or other similar arrangement or agreement relating to the ownership or voting of any of the securities of Aurora or of any of its subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in Aurora or in any of its subsidiaries.

(l)	Subsidiaries.

(i)	Section 3.1(l)(i) of the Aurora Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of all Persons in which Aurora owns or controls, directly or indirectly, any material equity or proprietary interest indicating (A) the jurisdiction of incorporation, organization or formation of such Person, (B) its name and (C) the percentage owned directly or indirectly by Aurora and the percentage owned, and the identity of, each other registered holder of capital stock or other equity interests if other than Aurora and its subsidiaries.

(ii)	Each subsidiary of Aurora: (A) is a corporation, trust or partnership, as the case may be, duly organized and validly existing under the Laws of the jurisdiction of its incorporation, organization or formation, as the case may be, and, except as disclosed in Section 3.1(s) of the Aurora Disclosure Letter, no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of the subsidiaries of Aurora, (B) has all requisite corporate, trust or partnership power and authority, as the case may be, to own, lease and operate its properties and assets and to conduct its business as now owned and conducted in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and (C) is duly qualified, licensed or registered to conduct business and is in good standing in each jurisdiction in which its assets are located or it conducts business, except where the failure to be so organized, validly existing, qualified, licensed, registered or in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Aurora and its subsidiaries.

(iii)	Aurora owns, directly or indirectly, all of the issued and outstanding shares or other equity interests of each of the subsidiaries, free and clear of any Liens (other than Permitted Liens) and all such shares and other equity interests so owned directly or indirectly by Aurora have been duly authorized and validly issued, as fully paid and non-assessable and have been issued in material compliance with all applicable Laws and no Person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from Aurora or any of the subsidiaries of Aurora of any interest in any of the shares in the capital of the subsidiaries of Aurora. Except as disclosed in Section 3.1(l)(iii) of the Aurora Disclosure Letter, neither Aurora nor Aurora’s subsidiaries, beneficially or of record, owns any equity interest of any kind in any other Person.

(m)	Securities Laws Matters.

(i)	Aurora is a “reporting issuer” under Securities Laws of all provinces of Canada (collectively, the “Qualifying Provinces”), is not on the list of reporting issuers in default under the Securities Laws of such provinces and is in compliance, in all material respects, with such Securities Laws.

(ii)	Aurora Shares are listed and posted for trading on the TSX and the NASDAQ.

(iii)	Aurora has not taken any action to cease to be a reporting issuer in any province nor has Aurora received notification from any Securities Authority seeking to revoke the reporting issuer status of Aurora.

(iv)	Aurora has filed with the Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed by Aurora with the Securities Authorities since the date of its most recent annual filing. The documents comprising the Aurora Public Disclosure Record did not, as of the date filed or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such subsequent filing, contain any Misrepresentation and complied in all material respects with the requirements of applicable Securities Laws in Canada. Aurora has not filed any confidential material change report which at the date of this Agreement remains confidential. As of the date hereof, to the knowledge of Aurora, none of the Aurora Public Disclosure Record is the subject of an ongoing review by the Securities Authorities in Canada, outstanding comment by the Securities Authorities or outstanding investigation by the Securities Authorities in Canada.

(n)	Auditors. To the knowledge of Aurora, Aurora’s auditors, who audited Aurora’s financial statements and provided their audit report, were, at the relevant time, independent public accountants as required under the Securities Laws of the Qualifying Provinces and there has never been a reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between Aurora and such auditors or, to the knowledge of Aurora, any former auditors of Aurora or its subsidiaries.

(o)	Disclosure Controls and Internal Control over Financial Reporting.

(i)	Aurora and its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorization and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets. Except as disclosed in Section 3.1(o)(i) of the Aurora Disclosure Letter, Aurora does not have knowledge, and has not been advised by its auditors, of any “material weakness” (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings).

(ii)	To the knowledge of Aurora, as of the date of this Agreement, there has been no fraud that involves management or any other employees who have a significant role in the internal control over financial reporting of Aurora.

(p)	Financial Statements.

(i)	The Aurora Financial Statements have been prepared in accordance with IFRS (subject to year-end adjustments, where applicable) applied on a basis consistent with prior periods and present fairly, in all material respects, the consolidated financial position of Aurora and its subsidiaries as of the respective dates thereof and for the respective periods covered thereby (except as may be otherwise indicated in the Aurora Financial Statements and the notes thereto or the related report of Aurora’s auditors). Except as disclosed in the Aurora Public Disclosure Record, neither Aurora nor any of its subsidiaries has any material off-balance sheet arrangements.

(ii)	Aurora does not intend to correct or restate, nor, to the knowledge of Aurora, is there any basis for any correction or restatement of, any aspect of the Aurora Financial Statements.

(q)	Absence of Certain Changes or Events. Since June 30, 2026, other than the transactions contemplated by this Agreement, (i) Aurora and its subsidiaries have conducted their respective businesses, in all material respects, in the Ordinary Course; and (ii) there has not occurred any change, occurrence, event or circumstance that has had, or would reasonably be expected to have, a Material Adverse Effect with respect to Aurora.

(r)	No Undisclosed Liabilities. Except as set forth in Section 3.1(r) of the Aurora Disclosure Letter, Aurora and its subsidiaries have no material outstanding liabilities of the type required to be reflected as liabilities on a balance sheet prepared in accordance with IFRS, or obligations of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (i) liabilities or obligations disclosed in the Aurora Public Disclosure Record, (ii) liabilities or obligations incurred in connection with the Arrangement, (iii) liabilities and obligations incurred in the Ordinary Course since June 30, 2026 and (iv) liabilities or obligations that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Aurora and its subsidiaries.

(s)	Bankruptcy. Except as disclosed in Section 3.1(s) of the Aurora Disclosure Letter, there is no bankruptcy, liquidation, winding-up or other similar proceeding in progress or pending or, to the knowledge of Aurora, threatened against or relating to Aurora or any of its subsidiaries before any Governmental Entity.

(t)	Stock Exchange Compliance. Aurora is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and the NASDAQ. No order ceasing or suspending trading in any securities of Aurora is in effect and, to the knowledge of Aurora, no proceedings for such purpose are pending or threatened.

(u)	Books and Records. All accounting and financial books and records of Aurora and its subsidiaries have been maintained in accordance with sound business practices.

(v)	Compliance with Laws and Licences. Aurora and its subsidiaries and the operation of their business are in compliance with, have not received written notice, correspondence or warning of any alleged violation, offence or breach of, and to the knowledge of Aurora, are not under investigation or subject to any Action or complaint with respect to and have not been threatened to be charged with or notified of any alleged violation, offence or breach of, any Law applicable to them, including all Cannabis Laws, the Food and Drugs Act (Canada), all Cannabis Licences and all other Permits, any Laws relating in whole or in part to medical records, medical information privacy, Personal Information and data protection, anti-spam, employment, employment practices, labour (including pay equity and wages, termination and severance, and unfair labour practice), health and safety and/or Environmental Laws, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Aurora and its subsidiaries.

(w)	Regulatory Compliance.

(i)	Aurora and its subsidiaries have obtained and are in compliance in all material respects with the Cannabis Licences, all of which are in full force and effect and no application or proceeding is pending or threatened with respect to termination, revocation, adverse modification, non-renewal, suspension, or cancellation of any Cannabis Licences and no Governmental Entity has provided Aurora or any of its subsidiaries with notice of any of the foregoing.

(ii)	Section 3.1(w)(ii) of the Aurora Disclosure Letter provides a complete and accurate description of each Cannabis Licence held by Aurora or any of its subsidiaries as of the date hereof, which includes the date, type, capacity, expiry date and production/distribution authorizations and limitations.

(iii)	Except as set forth in Section 3.1(w)(iii) of the Aurora Disclosure Letter, Aurora and its subsidiaries’ production, calculation, manufacturing, labelling and other business activities are, in all material respects, being conducted (A) in compliance with the Cannabis Licences and (B) in accordance with applicable Laws.

(iv)	Except as set forth in Section 3.1(w)(iv) of the Aurora Disclosure Letter, Aurora and its subsidiaries have not received any written notice, correspondence or warning from a Governmental Entity, including Health Canada or any other governmental agency, requiring the termination or suspension of any study, test or trial conducted by, or on behalf of, Aurora or its subsidiaries or in which Aurora or its subsidiaries have participated and have not received any written notice or correspondence from other third parties requiring the termination or suspension of any study, test or trial conducted by others on the existing products of Aurora and its subsidiaries or the products of Aurora and its subsidiaries under development.

(v)	Aurora and its subsidiaries have only carried on business in jurisdictions in which such business is lawful and have not engaged in the cultivation, production, distribution or sale of cannabis or cannabis products in the United States or in any other jurisdiction in which such activities are prohibited under applicable Law.

(vi)	Each individual who is required to hold a security clearance under Cannabis Laws in order for Aurora or its subsidiaries to maintain the Cannabis Licences holds, or has applied for, such security clearance.

(vii)	To the knowledge of Aurora, the completion of the Arrangement will not result in the suspension, revocation or adverse modification of any Cannabis Licence or require Aurora or any of its subsidiaries to obtain any new Cannabis Licence.

(x)	Data Privacy and Security.

(i)	Aurora and its subsidiaries (A) have operated their businesses for the past three (3) years in compliance, in all material respects, with all applicable Laws including Privacy Laws relating to Personal Information and data protection, including medical records and medical information privacy, that regulate or limit the collection, maintenance, use, disclosure, processing, protection, de-identification, anonymization, transmission, transfer, retention, storage, destruction and deletion of medical records, patient information or other Personal Information made available to or collected by Aurora or its subsidiaries in connection with the operation of their business (the “Data Requirements”) and (B) have taken all reasonable steps to implement all confidentiality, physical, technological and organizational security safeguards and other protective measures required by the Data Requirements, in each case, in all material respects. Without limiting the foregoing, Aurora and its subsidiaries are and have at all times been in material compliance with Privacy Laws.

(ii)	Except as disclosed in Section 3.1(x)(ii) of the Aurora Disclosure Letter, to the knowledge of Aurora, neither Aurora nor any of its subsidiaries has experienced any breach, misappropriation, loss or theft, or unauthorized access, collection, use, disclosure, copying or modification of any Personal Information or any protected health information for which written notification was given or required to be given to any Person or Governmental Entity under applicable Privacy Laws.

(iii)	Neither Aurora nor any of its subsidiaries has been notified in writing of, nor, to the knowledge of Aurora, is the subject of, any Action, complaint, regulatory investigation or proceeding related to data security, privacy or compliance with Privacy Laws and to the knowledge of Aurora there are no reasonable grounds for any such Action, complaint, regulatory investigation or proceeding.

(iv)	Aurora and its subsidiaries (A) are and have been in compliance for the past three (3) years, in all material respects, with CASL and retain records sufficient to demonstrate such compliance; (B) have not been notified in writing of and, to the knowledge of Aurora, are not the subject of, any Action, complaint, regulatory investigation or proceeding related to compliance with CASL and to the knowledge of Aurora there are no reasonable grounds for any such Action, complaint, regulatory investigation or proceeding; and (C) have never been assessed any administrative monetary penalties or fines by any Governmental Entity for failure to comply with CASL.

(y)	Litigation. Except as disclosed in Section 3.1(y) of the Aurora Disclosure Letter or the Aurora Public Disclosure Record, there is no Action now pending or, to the knowledge of Aurora, threatened against Aurora and its subsidiaries, which (i) if adversely determined, would reasonably be expected to be, individually or in the aggregate, a material to Aurora and its subsidiaries, taken as a whole, or (ii) would restrain, enjoin or otherwise prohibit or materially delay or otherwise materially and adversely affect the consummation of the Arrangement. Neither Aurora nor any of its subsidiaries is subject to any outstanding judgment, order, writ, injunction or decree that would reasonably be expected to be material, individually or in the aggregate, to Aurora and its subsidiaries, taken as a whole.

(z)	Taxes.

(i)	Aurora and each of its subsidiaries has duly and timely filed all Tax Returns required by Law to be filed by them prior to the date hereof and all Tax Returns filed in respect of Aurora and each of its subsidiaries are complete and correct in all material respects.

(ii)	Aurora and each of its subsidiaries has paid as required by Law on a timely basis all Taxes which are due and payable (including instalments on account of Taxes for the current taxation year), all assessments and reassessments, and all other Taxes due and payable by them on or before the date hereof, whether or not shown as being due on any Tax Return and whether or not assessed by the appropriate Governmental Entity, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of Aurora. Aurora and its subsidiaries have provided adequate accruals in accordance with applicable accounting standards in their books and records and in the most recently published consolidated financial statements of Aurora for any Taxes of Aurora and each of its subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course.

(iii)	No material claims, audits, deficiencies, litigation or proposed adjustments are ongoing or have been asserted in writing with respect to Taxes of Aurora or any of its subsidiaries, and neither Aurora nor any of its subsidiaries is a party to any material action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Aurora, threatened in writing against Aurora or any of its subsidiaries or any of their respective assets.

(iv)	No written claim to Aurora or any of its subsidiaries has been made by any Governmental Entity in a jurisdiction where Aurora and any of its subsidiaries does not file Tax Returns that Aurora or any of its subsidiaries is or may be subject to Tax by that jurisdiction.

(v)	Aurora and each of its subsidiaries has withheld or collected all material amounts required by Law to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so. Aurora and each of its subsidiaries has remitted all Taxes payable by it in respect of its employees to the appropriate Governmental Entity within the time required under applicable Law.

(vi)	There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from Aurora or any of its subsidiaries for any taxable period, and no request for any such waiver or extension is currently pending.

(vii)	Neither Aurora nor any of its subsidiaries has received written notice of any material adjustment under section 247 of the Tax Act (or any foreign or provincial equivalent) that remains unresolved. Aurora and its subsidiaries have complied in all material respects with Laws with respect to transfer pricing, including any requirements for contemporaneous documentation.

(viii)	Except as disclosed in Section 3.1(viii) of the Aurora Disclosure Letter, to the knowledge of Aurora, there are no circumstances in respect of which the application of sections 17, 78, 79, 80 to 80.04 or subsection 90(6) of the Tax Act, or any equivalent provision under Canadian provincial Law, has resulted or would reasonably be expected to result in a material liability for Taxes of Aurora or any of its subsidiaries. Other than in the Ordinary Course, Aurora and its subsidiaries have not claimed nor will they claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of Aurora or its subsidiaries for any period ending after the Effective Time.

(ix)	Aurora is a “taxable Canadian corporation” for the purposes of the Tax Act.

(x)	Except as disclosed in Section 3.1(z)(x) of the Aurora Disclosure Letter, each of Aurora and its subsidiaries is resident in the jurisdiction in which it was formed or continued and is not resident in any other country, and, to the knowledge of Aurora, neither Aurora nor any of its subsidiaries has a permanent establishment in any jurisdiction other than its jurisdiction of organization.

(xi)	Neither Aurora nor any of its subsidiaries is a party to or bound by any agreement, understanding or arrangement relating to the allocation, sharing or indemnification of Taxes (other than customary commercial agreements entered into in the Ordinary Course the primary subject of which is not Taxes), and neither Aurora nor any of its subsidiaries has any material liability for the Taxes of any other Person (other than Aurora or any of its subsidiaries), including as a transferee or successor (including under section 160 of the Tax Act or any equivalent provision), by Contract or otherwise by operation of Law.

(xii)	There are no Liens for Taxes upon any of the properties or assets of Aurora or any of its subsidiaries, other than Permitted Liens for Taxes not yet due and payable and for which adequate reserves have been recorded in the most recently published consolidated financial statements of Aurora.

(xiii)	Except as disclosed in Section 3.1(z)(xiii) of the Aurora Disclosure Letter, neither Aurora nor any of its subsidiaries has undertaken, participated in or been contractually obligated to participate in any “reportable transaction” as defined in subsection 237.3(1) of the Tax Act or any “notifiable transaction” as defined in subsection 237.4(1) of the Tax Act (or any provincial equivalent), or has reported or been required to report a “reportable uncertain tax treatment” under the Tax Act.

(aa)	Title to Assets.

(i)	Aurora and its applicable subsidiaries are the sole legal and beneficial owners of, and have good and marketable freehold title to, the owned real property set out in Section 3.1(bb)(i) of the Aurora Disclosure Letter (the “Aurora Owned Real Property”) and hold a valid leasehold interest in the leased real property set out in Section 3.1(bb)(ix) of the Aurora Disclosure Letter (the “Aurora Leased Properties” and together with the Aurora Owned Real Property, the “Aurora Properties”), in each such case free and clear of any Liens (other than Permitted Liens).

(ii)	Aurora and its subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, as applicable, all material personal property owned or leased by them, free and clear of any Liens (other than Permitted Liens), except as disclosed in Section 3.1(aa)(ii) of the Aurora Disclosure Letter or otherwise as would not have a Material Adverse Effect with respect to Aurora and its subsidiaries.

(bb)	Real Property.

(i)	Section 3.1(bb)(i) of the Aurora Disclosure Letter lists all Aurora Owned Real Property and sets forth the municipal addresses and legal descriptions thereto. Except as set out in Section 3.1(bb)(i) of the Aurora Disclosure Letter and except for Permitted Liens, there are no existing Contracts, options, rights of first refusal, leases or otherwise, to sell, transfer, lease or otherwise dispose of any Aurora Owned Real Property, or to purchase or acquire any Aurora Owned Real Property, and Aurora and its subsidiaries are not aware of any circumstances which would result in any sale or disposal, whether by sale, lease, by contract, operation of law or otherwise, of any Aurora Owned Real Property including power of sale, foreclosure, expropriation or judicial proceedings.

(ii)	Other than as set out in Section 3.1(bb)(ii) of the Aurora Disclosure Letter, there are no material capital expenditures required to be made to any Aurora Owned Real Property except for capital expenditures relating to maintenance and repairs that are ordinary and routine having regard to the age of the Aurora Owned Real Property.

(iii)	Except as disclosed in Section 3.1(bb)(iii) of the Aurora Disclosure Letter, to the knowledge of Aurora, (A) neither Aurora and its subsidiaries nor the landlords of the Aurora Leased Properties are in material breach of any applicable Laws, including any material building, zoning, fire safety, health or other statutes or any official plan, or any covenants, restrictions, rights or easements affecting such Aurora Leased Properties; (B) all buildings, structures, additions and/or improvements situated on any of the Aurora Owned Real Property are located wholly within the boundaries of such Aurora Owned Real Property, do not encroach on any adjoining property, are free of any structural or material defect and comply with all Laws, covenants, restrictions, rights and easements affecting the same and their use, in each case in all material respects, and no buildings, structures or other improvements on adjoining lands encroach upon any Aurora Owned Real Property; (C) there are no outstanding work orders, non-compliance orders, deficiency notices or other such notices relative to any of the Aurora Properties; and (D) all building, occupancy and other permits required to be obtained by Aurora for the current use and operation of each Aurora Property (including as a site licensed under the Cannabis Licences) have been obtained, are in full force and effect and are being complied with in all material respects, to the extent required.

(iv)	Except as disclosed in Section 3.1(bb)(iv) of the Aurora Disclosure Letter, to the knowledge of Aurora, all permits, licences and other requirements for the use and operation of each Aurora Property in accordance with applicable Laws (including zoning and land use by-laws) have been obtained and each Aurora Property is in compliance with applicable Laws (including zoning and land use by-laws) in all material respects.

(v)	Each Aurora Owned Real Property is adequately serviced by utilities (or well water with adequate septic systems, if any) having adequate capacities for the normal operations of Aurora’s facilities that are currently operating in accordance with the Cannabis Licences and the business of Aurora and its subsidiaries. The Aurora Owned Real Property has enforceable rights of access to and from public streets or highways satisfactory, sufficient and adequate for the normal operations of the business of Aurora and its subsidiaries and, to the knowledge of Aurora, there is no fact or circumstance which exists which could result in the termination or restriction of such access.

(vi)	Except as disclosed in Section 3.1(bb)(bb)(vi) of the Aurora Disclosure Letter, no amounts are owing by Aurora and its subsidiaries in respect of any of the Aurora Properties to public utilities or any Governmental Entity (including arrears for realty taxes, local improvement charges or development charges), other than current accounts which are not in arrears. All amounts that are due for labour or materials supplied to or on behalf of Aurora and its subsidiaries relating to the construction, alteration or repair of or on any of the Aurora Properties have been paid in full and, to the knowledge of Aurora, no one has filed any construction, builders’, mechanics’ or similar liens relating to the supply of work or materials to or on any of the Aurora Properties with respect to amounts that are not in arrears.

(vii)	Other than Permitted Liens, no part of the Aurora Properties has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given to Aurora or, to the knowledge of Aurora, commenced nor, to the knowledge of Aurora, does any Person have any intent or proposal to give such notice or commence any such proceedings, and neither Aurora nor any of its subsidiaries has received written notice of any pending or contemplated special assessment or reassessment in respect of any Aurora Property.

(viii)	Except as disclosed in Section 3.1(bb)(viii) of the Aurora Disclosure Letter, each lease, sublease, licence or other occupancy agreement in respect of any of the Aurora Leased Properties is in good standing in all material respects, Aurora and its subsidiaries as tenants and, to the knowledge of Aurora, the landlords have, as of the date hereof, complied in all material respects with their respective obligations thereunder, all consents required under any head lease or other agreement in respect of any sublease, licence or other occupancy agreement granted by Aurora or any of its subsidiaries have been obtained, and, to the knowledge of Aurora, there exists no claim of any kind or right of set-off against Aurora and its subsidiaries as tenants by the landlords or against the landlords by Aurora and its subsidiaries as tenants as of the date hereof.

(ix)	Aurora and/or one of its subsidiaries is currently in actual possession of each Aurora Property, and no Person other than Aurora or its subsidiaries has any right to use or occupy any Aurora Property or any part thereof, other than (A) in the case of the Aurora Leased Properties, the rights of the applicable landlord expressly set out in the applicable lease, and (B) the subleases, licences and other occupancy agreements listed in Section 3.1(bb)(ix) of the Aurora Disclosure Letter. Aurora and its subsidiaries are not in arrears of rent required to be paid pursuant to the applicable leases with respect to the Aurora Leased Properties and no written notice of default or of any intention to terminate any such lease, sublease, licence or other occupancy agreement has been given or received.

(x)	Section 3.1(bb)(x) of the Aurora Disclosure Letter sets out, for each lease, sublease, licence or other occupancy agreement in respect of any of the Aurora Leased Properties (including all amendments, modifications, extensions, renewals, guarantees and indemnities related thereto), the address of each of the Aurora Leased Properties, all parties thereto, and the term and any renewal or extension rights. True and complete copies of each such agreement and related document have been delivered to Purchaser.

(xi)	The Aurora Properties constitute all of the real property used in or necessary to operate the business of Aurora and its subsidiaries as currently conducted.

(xii)	Neither Aurora nor any of its subsidiaries has received written notice of any default or non-compliance under any of the Permitted Liens that has not been cured as of the date hereof.

(cc)	Material Contracts.

(i)	Section 3.1(cc)(i) of the Aurora Disclosure Letter sets forth a complete and accurate list of all Material Contracts of Aurora and its subsidiaries as of the date hereof.

(ii)	In each case, except as disclosed in Section 3.1(cc)(ii) of the Aurora Disclosure Letter or as would not be reasonably expected to be, individually or in the aggregate, material to Aurora and its subsidiaries, taken as a whole (A) Aurora and its subsidiaries have performed the obligations required to be performed by them to date under their Material Contracts, (B) Aurora and its subsidiaries are not in breach of or default under any of their Material Contracts, (C) each Material Contract of Aurora and its subsidiaries is a legal, valid and binding obligation of Aurora and its subsidiaries, is in good standing in all material respects, is in full force and effect, and is enforceable by Aurora and its subsidiaries in accordance with its terms, except as such enforceability may be limited by (x) applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (y) the discretion that a Court may exercise in the granting of extraordinary remedies such as specific performance or injunction, and (D) Aurora and its subsidiaries have not received written, or to the knowledge of Aurora, other notice of, any alleged breach of or alleged default under or dispute in connection with any Material Contract of Aurora and its subsidiaries or of any intention of any party to any Material Contract of Aurora and its subsidiaries to cancel, terminate or otherwise modify or not renew its relationship with Aurora and its subsidiaries.

(iii)	As of the date hereof, no Material Contract that has been made available has, since such disclosure, been modified, rescinded or terminated, except in the Ordinary Course.

(dd)	Environmental Matters.

(i)	Except as disclosed in Section 3.1(dd)(i) of the Aurora Disclosure Letter, Aurora and its subsidiaries, the operation of their business on the Aurora Properties and the assets of Aurora and its subsidiaries have been and are in material compliance with all Environmental Laws.

(ii)	Aurora and its subsidiaries have not been charged with or convicted of any offence, violation and/or breach of or non-compliance with Environmental Laws, or been fined or otherwise sentenced or settled any prosecution short of conviction under Environmental Laws with respect to the Aurora Properties and to the knowledge of Aurora, there are no investigations, complaints, notices of judgment or commencement of proceedings of any nature relating to any breach or alleged breach of Environmental Laws with respect to Aurora’s business and/or the Aurora Properties, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Aurora and its subsidiaries.

(iii)	Except as disclosed in Section 3.1(dd)(iii) of the Aurora Disclosure Letter, to the knowledge of Aurora, there are no Hazardous Substances located on, in or under any of the Aurora Properties and no release of any Hazardous Substances has occurred on, in or from the Aurora Properties from the operation of the business of Aurora and its subsidiaries or the conduct of activities related to the business of Aurora and its subsidiaries thereon.

(iv)	Aurora has made available all material environmental reports, investigations, or audits related to environmental matters that are in its possession or control and which relate to its business, assets or the Aurora Properties.

(v)	Neither Aurora nor its subsidiaries have agreed to indemnify third parties or assumed responsibility of any third parties regarding environmental matters including those with respect to Environmental Laws or the presence or release of Hazardous Substances.

(ee)	Restrictions on Business Activities. Except as prescribed by the terms and conditions applicable to the Cannabis Licences and except as disclosed in Section 3.1(ee) of the Aurora Disclosure Letter or the Aurora Public Disclosure Record, there is no agreement, judgment, injunction, order or decree binding upon Aurora or any of its subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Aurora or any of its subsidiaries or the conduct of business by Aurora or any of its subsidiaries as currently conducted in any material manner other than such agreements, judgments, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Aurora and its subsidiaries.

(ff)	Health Canada. As of the date hereof, all Material Contracts of Aurora and its subsidiaries and material written correspondence or material written notice received from Health Canada or any other Governmental Entity that has issued a Cannabis Licence in relation to the Cannabis Licences have been provided to or made available to Purchaser and its Representatives.

(gg)	Intellectual Property.

(i)	In each case except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Aurora and its subsidiaries: Aurora and its subsidiaries are the exclusive owners of all Intellectual Property owned or purported to be owned by them, free and clear of all Liens other than Permitted Liens, and have a valid licence to or otherwise have the right to use, all other Intellectual Property which is material to the conduct of their business as presently conducted, including Aurora Marks (as defined below). Aurora and its subsidiaries exclusively own the trademarks referred to in Section 3.1(gg)(i) of the Aurora Disclosure Letter (the “Aurora Marks”). All applications for Aurora Marks are valid and in good standing, and do not contain any errors or omit any information which would jeopardize the validity or registrability of any such application in respect of all of the goods and services listed therein.

(ii)	Section 3.1(gg)(ii) of the Aurora Disclosure Letter sets out a true and complete list of: (A) all active registered Intellectual Property and applications for registration of Intellectual Property owned or purported to be owned by Aurora or any of its subsidiaries, including, for each item, the record owner, jurisdiction and registration or application number; (B) all material unregistered Intellectual Property owned by Aurora or any of its subsidiaries and used in their business as presently conducted, including all material proprietary cultivars, strains, breeding lines and other plant genetic resources; and (C) all Contracts under which Aurora or any of its subsidiaries (1) is granted a licence or other right to use any Intellectual Property of a third party that is material to the business of Aurora and its subsidiaries (other than non-exclusive licences of commercially available software), or (2) has granted to any Person any licence, option or other right in respect of any material Intellectual Property owned by Aurora or its subsidiaries, including any exclusive licence.

(iii)	All such Intellectual Property owned by Aurora and its subsidiaries which has been registered is valid and enforceable except as such enforceability may be limited by (A) applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (B) the discretion that a Court may exercise in the granting of extraordinary remedies such as specific performance or injunction. To the knowledge of Aurora, no third party is infringing upon or diluting such Intellectual Property owned by Aurora and its subsidiaries in a manner that would reasonably be expected to materially and adversely affect such Intellectual Property.

(iv)	Except as disclosed in Section 3.1(gg)(iv) of the Aurora Disclosure Letter, all Canadian registrations, if any, and filings (including applications) that Aurora and its subsidiaries have considered necessary to preserve their rights in their material Intellectual Property have been made, are in good standing and are not invalid. Aurora and its subsidiaries have not received a communication from a Governmental Entity indicating that an application for any of the Aurora Marks is unregistrable due to another person’s rights. Aurora and its subsidiaries have no pending action or proceeding, nor any threatened action or proceeding, against any Person with respect to their Intellectual Property, and to the knowledge of Aurora, there are no circumstances which cast doubt on the validity or enforceability of the registered Intellectual Property owned or used by Aurora and its subsidiaries.

(v)	To the knowledge of Aurora, (A) Aurora has not received a notice that the prior and continuing operation of the business of Aurora and its subsidiaries interferes with, infringes upon, misappropriates, or otherwise comes into conflict with, any Intellectual Property of third parties, (B) there is no claim or demand of any Person pertaining to, or any proceeding which is pending or, to the knowledge of Aurora, threatened, that challenges the rights of Aurora and its subsidiaries in respect of any such Intellectual Property, or claims that any activities of the business of Aurora and its subsidiaries (including use of Aurora Marks) infringes, violates, or misappropriates any Intellectual Property of any Person, and (C) no facts exist which would reasonably ground an infringement or passing off claim against Aurora and its subsidiaries by any third party in relation to their business or the Aurora Marks.

(vi)	Aurora and its subsidiaries have taken commercially reasonable measures to protect and maintain the confidentiality of all trade secrets, confidential know-how, confidential formulations, confidential recipes, confidential processes and other confidential information included in the Intellectual Property owned by Aurora and its subsidiaries (including all genetic material, cultivars, strains and breeding lines), and, to the knowledge of Aurora, there has been no unauthorized use, disclosure or misappropriation of any such trade secrets or confidential information.

(vii)	Except as disclosed in Section 3.1(gg)(vii) of the Aurora Disclosure Letter, each current and former employee, consultant and contractor of Aurora and its subsidiaries who has contributed to the creation or development of any material Intellectual Property owned or purported to be owned by Aurora or its subsidiaries has executed a written agreement presently assigning to Aurora or one of its subsidiaries all of such Person’s rights in such Intellectual Property and agreeing to maintain the confidentiality thereof, or such rights have vested in Aurora or its subsidiaries by operation of Law, and has waived any moral rights therein.

(viii)	Except as disclosed in Section 3.1(gg)(viii) of the Aurora Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of, or require the consent of any Person in respect of, the right of Aurora or its subsidiaries to own or use any material Intellectual Property, including under any licence of Intellectual Property to or from Aurora or its subsidiaries.

(hh)	Employees. In each case except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Aurora and its subsidiaries:

(i)	Each of Aurora and its subsidiaries is in compliance with all Laws respecting employment and employment practices, including but not limited to, terms and conditions of employment, pay equity and wages, and neither Aurora nor any of its subsidiaries is, or in the past three years has been, engaged in any unfair labour practice. To the knowledge of Aurora, each independent contractor of Aurora and its subsidiaries has been properly classified as an independent contractor and neither Aurora nor any of its subsidiaries has received any written notice from any Governmental Entity disputing such classification.

(ii)	Except as disclosed in Section 3.1(hh)(ii) of the Aurora Disclosure Letter or the Aurora Public Disclosure Record, neither Aurora nor any of its subsidiaries has entered into any written or oral agreement or understanding providing for severance, termination or other similar payments to any director, officer, employee or consultant in connection with the termination of their position or their employment, in each case, as a result of the transactions contemplated by this Agreement.

(iii)	Except as disclosed in Section 3.1(hh)(iii) of the Aurora Disclosure Letter, as of the date of this Agreement, none of Aurora or any of its subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Aurora, threatened, or any litigation actual, or to the knowledge of Aurora, threatened, relating to employment or termination of employment of employees or independent contractors.

(iv)	Aurora has made available to Purchaser in the Aurora Data Room a true and complete list (anonymized to the extent required by applicable Laws relating to privacy) of all employees of Aurora and its subsidiaries whose annual base salary exceeds $250,000, setting out for each such employee their title, work location, date of hire, annual base salary, annual bonus or other incentive target, status (full-time, part-time, active or on leave).

(v)	Except as disclosed in Section 3.1(hh)(v) of the Aurora Disclosure Letter, no employee of Aurora or its subsidiaries whose annual base salary exceeds $250,000 is party to any written Contract that provides for notice of termination, pay in lieu of notice, severance or other termination payments or benefits in excess of the minimum required by applicable employment standards legislation.

(vi)	All amounts due or accrued for wages, salaries, overtime pay, vacation pay, bonuses, commissions and other compensation of the employees and independent contractors of Aurora and its subsidiaries have been paid or are properly accrued in the books and records of Aurora.

(vii)	There are no outstanding orders, charges, complaints or assessments against Aurora or any of its subsidiaries under any applicable employment standards, human rights, occupational health and safety, workers’ compensation or pay equity Laws and, to the knowledge of Aurora, none are threatened.

(viii)	Except as disclosed in Section 3.1(hh)(viii) of the Aurora Disclosure Letter, to the knowledge of Aurora, in the past three years, no allegations of sexual harassment, sexual misconduct or discrimination have been made against any officer or senior management employee of Aurora or any of its subsidiaries in his or her capacity as such, and neither Aurora nor any of its subsidiaries has entered into any settlement agreement relating to any such allegations.

(ix)	In the past two years, neither Aurora nor any of its subsidiaries has implemented any layoff, group or mass termination, plant closing or reduction in force that required notice to any Governmental Entity or employees under applicable Laws.

(x)	Except as disclosed in Section 3.1(hh)(x) of the Aurora Disclosure Letter, in the past two years, neither Aurora nor any of its subsidiaries has waived or released any material non-competition, non-solicitation or confidentiality obligation of any current or former (A) director or officer of Aurora or any of its subsidiaries, or (B) employee of Aurora or any of its subsidiaries whose annual base salary exceeds $250,000, and, to the knowledge of Aurora, no such Person is in material breach of any such obligation.

(ii)	Labour Matters. Aurora and its subsidiaries are not party to any collective bargaining agreements, enterprise agreements, work council agreements, or analogous agreements. To the knowledge of Aurora, (i) Aurora and its subsidiaries are not subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, enterprise agreement or analogous agreement, (ii) there are no current or, to the knowledge of Aurora, threatened strikes or lockouts affecting Aurora and its subsidiaries or any complaint of unfair labour practice (other than routine individual grievances), (iii) there are no successor or related employer applications; and (iv) except as disclosed in Section 3.1(jj)(iv) of the Aurora Disclosure Letter, there are no employee associations, retiree associations, voluntary recognized or certified unions, work councils or analogous organizations authorized to represent any of the employees of Aurora and its subsidiaries.

(jj)	Employee Plans.

(i)	In each case in all material respects, all of the Employee Plans of Aurora and its subsidiaries are and have been established, registered, qualified and administered in accordance with all applicable Laws, and in accordance with their terms, the terms of the material documents that support such Employee Plans and the terms of agreements between Aurora and its employees (present and former) who are members of, or beneficiaries under, Employee Plans.

(ii)	In each case in all material respects, (A) all current obligations of Aurora and its subsidiaries regarding Employee Plans have been satisfied, and (B) all contributions, premiums or Taxes required to be made or paid by Aurora and its subsidiaries by applicable Laws or under the terms of each of the Employee Plans have been made in a timely fashion in accordance with applicable Laws and the terms of such Employee Plans.

(iii)	To the knowledge of Aurora, no Employee Plan or its assets is subject to any material Action initiated by any Governmental Entity, or by any other party and no such material Action is pending or threatened in writing (other than routine claims for benefits) and no facts exist which would reasonably be expected to give rise to such material Action (other than routine claims for benefits).

(iv)	There are no material unfunded liabilities in respect of any Employee Plan, including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies where applicable.

(v)	Except as disclosed in Section 3.1(jj)(v) of the Aurora Disclosure Letter, no Employee Plan is a “registered pension plan”, “retirement compensation arrangement”, “deferred profit sharing plan” or “employee life and health trust”, and no Employee Plan is, or has been found or alleged by any Governmental Entity to be, a “salary deferral arrangement”, in each case as such terms are defined in the Tax Act.

(vi)	Except as disclosed in Section 3.1(jj)(vi) of the Aurora Disclosure Letter, Aurora does not maintain any Employee Plan which provides post-retirement or post-termination health and welfare benefits, other than coverage or benefits that (i) are required to be provided by Law, (ii) are provided in respect of claims incurred prior to retirement or termination or (iii) are provided pursuant to applicable conversion or survivor privileges in accordance with the terms of the insurance policy underlying such Employee Plan.

(vii)	Except as provided in this Agreement or as disclosed in Section 3.1(jj)(vii) of the Aurora Disclosure Letter or the Aurora Public Disclosure Record, the execution, delivery and performance of this Agreement and the consummation of the Arrangement will not (either alone or in conjunction with any other event, including any termination of employment or service) (A) result in any material payment (including bonus, change of control, golden parachute, retirement, severance, unemployment compensation, or other benefit or enhanced benefit) becoming due or payable to any of Aurora’s current or former directors, officers, employees or consultants, (B) materially increase the compensation or benefits otherwise payable to any of Aurora’s current or former directors, officers, employees or consultants, or (C) result in the acceleration of the time of payment, funding or vesting of any benefits or entitlement otherwise available pursuant to any Employee Plan (except for outstanding Aurora Options or Aurora DSUs).

(viii)	All material data necessary to administer each Employee Plan is in the possession of Aurora or its agents and is materially in a form which is sufficient for the proper administration of the Employee Plan in accordance with its terms and all Laws and such data is complete and correct.

(kk)	Insurance. Aurora and its subsidiaries maintain the insurance policies with recognized insurers as are appropriate to their business in such amounts and against such risks as are customarily carried and insured against by prudent owners of comparable business. All such policies are included in the Aurora Data Room and are in all material respects in full force and effect in accordance with their terms. Aurora and its subsidiaries have no reason to believe that they will not be able to renew the existing insurance coverage of Aurora and its subsidiaries as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue their business at a cost that would not have a Material Adverse Effect with respect to Aurora and its subsidiaries.

(ll)	Brokers. Except as disclosed in Section 3.1(ll) of the Aurora Disclosure Letter, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Aurora and its subsidiaries who might be entitled to any fee or commission from Aurora and its subsidiaries or Purchaser in connection with the Arrangement. Aurora has made available to Purchaser a true and complete copy of each engagement letter with any such Person disclosed in Section 3.1(ll) of the Aurora Disclosure Letter.

(mm)	U.S. Securities Laws.

(i)	Aurora is not registered or required to be registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended.

(ii)	The Aurora Shares are registered under Section 12 of the U.S. Exchange Act and Aurora is in material compliance with its reporting obligations pursuant to Section 13 of the U.S. Exchange Act as a “foreign private issuer”, as defined by Rule 3b-4 of the U.S. Exchange Act.

(iii)	None of Aurora nor any of its predecessors or affiliates has had the registration of a class of securities under the U.S. Exchange Act revoked by the United States Securities and Exchange Commission pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated thereunder.

(nn)	Non-Arm’s Length Agreements. Except for Contracts made solely among Aurora and its subsidiaries or as disclosed in the Aurora Disclosure Letter or the Aurora Public Disclosure Record, Aurora and its subsidiaries do not have any Non-Arm’s Length Agreements and no non-scheduled payments (including payments in connection with the termination of a Non-Arm’s Length Agreement) have been made under any Non-Arm’s Length Agreement since the date of the most recent annual filing included in the Aurora Public Disclosure Record.

(oo)	Foreign Corrupt Practices Act. Neither Aurora nor any of its subsidiaries nor, to the knowledge of Aurora, any director, officer, agent, employee, affiliate or other Person acting on behalf of Aurora or any of its subsidiaries (i) is aware of or has taken any action, directly or indirectly, that has resulted or would result in a violation by any such Person of the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) or the United States Foreign Corrupt Practices Act of 1977, as amended (“FCPA”) or similar legislation of any other country in which Aurora or its subsidiaries carry on or have carried on business, including any offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” or “foreign public official” (as such terms are defined in the FCPA and the CFPOA, respectively) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the CFPOA, (ii) has made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment, and (iii) has used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity. Aurora and its subsidiaries have conducted their businesses in compliance with the CFPOA and the FCPA and have instituted and maintain and will continue to maintain policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance with the CFPOA and the FCPA and with the representations and warranties contained herein.

(pp)	Money Laundering Laws. The operations of Aurora and its subsidiaries are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended, and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable Governmental Entity (collectively, “Money Laundering Laws”) and no action, suit or proceeding by or before any regulatory authority involving Aurora or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of Aurora, threatened.

(qq)	OFAC. Neither Aurora nor any of its subsidiaries nor, to the knowledge of Aurora, any director, officer, agent, employee, affiliate or other Person acting on behalf of Aurora or any of its subsidiaries is currently the subject or target of any United States sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) and Aurora has not lent, contributed or otherwise made available, directly or indirectly, any funds to any subsidiary, joint venture partner or other Person or entity, for the purpose of financing the activities of any Person which, to the knowledge of Aurora, is currently subject to any United States sanctions administered by OFAC.

(rr)	No “Collateral Benefit”. Except as disclosed in Section 3.1(rr) of the Aurora Disclosure Letter, no Person will receive a “collateral benefit” (within the meaning of MI 61-101) from Aurora or its affiliates as a consequence of the Arrangement.

(ss)	Product Recalls. Except as disclosed in Section 3.1(ss) of the Aurora Disclosure Letter, since January 1, 2026, neither Aurora nor any of its subsidiaries has initiated, or been required by any Governmental Entity to initiate, any recall, withdrawal or quarantine of any cannabis product and, to the knowledge of Aurora, there are no facts or circumstances that would reasonably be expected to result in any such recall, withdrawal or quarantine, except as would not be material to Aurora and its subsidiaries, taken as a whole.

Schedule D

TO THE ARRANGEMENT AGREEMENT

REPRESENTATIONS AND WARRANTIES OF PURCHASER

(a)	Organization and Qualification. Purchaser is a corporation duly incorporated and validly existing under the laws of Canada and has the corporate power and authority to own its assets and conduct its business as now owned and conducted and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of Purchaser. Purchaser is duly qualified, licensed or registered to conduct business and is in good standing in each jurisdiction in which its assets are located or it conducts business, and has all necessary governmental licences, authorizations, permits, consents and approvals required to own, lease and operate its properties and assets and to carry on its business as now conducted, except for those licences, authorizations, permits, consents and approvals the absence of which do not have and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Purchaser and its subsidiaries.

(b)	Corporate Authorization. The execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the Arrangement are within Purchaser’s corporate powers and have been duly authorized by all necessary corporate action on the part of Purchaser and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement or the Arrangement.

(c)	Directors’ Approvals. As at the date of this Agreement, the Purchaser Board has received an opinion from the Purchaser Financial Advisor to the effect that the consideration to be paid under the Arrangement by the Purchaser is fair from a financial point of view to the Purchaser (the “Purchaser Fairness Opinion”). As at the date of this Agreement, the Purchaser Board has unanimously: (i) determined that the Transactions are in the best interests of Purchaser; and (ii) has approved the entering into of this Agreement and the making of a recommendation that Purchaser Shareholders vote in favour of the Purchaser Resolution, and none of such determinations or approvals has been modified, rescinded or withdrawn.

(d)	No Conflict. The execution, delivery and performance by Purchaser of this Agreement and the consummation of the Arrangement, all in accordance with the terms and conditions hereof, do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition), violate, conflict with or result in a breach of, or permit the termination, cancellation, acceleration or other change of any right or obligation under:

(i)	any of the articles, by-laws or other constating documents of Purchaser or Purchaser’s subsidiaries;

(ii)	subject to the receipt of the consents set forth in Section 4.1(f) of the Aurora Disclosure Letter, any Material Contract of Purchaser and its subsidiaries or any Purchaser Cannabis Licence;

(iii)	subject to the receipt of the Regulatory Approvals and except for compliance with applicable Securities Laws, U.S. Securities Laws and stock exchange rules and policies, any statute, rule, regulation or Law applicable to Purchaser; and

(iv)	assuming compliance with the matters, or obtaining the approvals, referred to in clauses (d)(ii) and (d)(iii) above, any provision of any applicable Law or any licence, approval, consent or authorization issued by a Governmental Entity held by Purchaser and each of Purchaser’s subsidiaries, with such exceptions, in the case of each of clauses (d)(ii) through (d)(iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Purchaser and its subsidiaries.

(e)	Residence of Purchaser. Purchaser is not a non-resident of Canada within the meaning of the Tax Act.

(f)	Third Party Consents. Except as disclosed in Section 4.1(f) of the Purchaser Disclosure Letter or contemplated in this Agreement, no consent, waiver or approval from other parties to the Material Contracts of Purchaser and its subsidiaries is (i) required to be obtained by Purchaser in connection with the execution, delivery and performance by Purchaser of this Agreement or the consummation of the Arrangement, or (ii) required in order to maintain such Material Contracts in full force and effect immediately upon the consummation of the Arrangement, except for such consents, the absence of which would not be reasonably expected to be, individually or in the aggregate, a Material Adverse Effect with respect to Purchaser and its subsidiaries.

(g)	Governmental Approvals. The execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the Arrangement require no consent, waiver or approval or any action by or in respect of, or filing with, or notification to, any Governmental Entity by Purchaser other than (i) the approval of the TSX and the notification to NASDAQ as set forth in this Agreement; (ii) the Regulatory Approvals as set forth in this Agreement, and (iii) any consents, waivers, approvals, actions or filings or notifications, the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Purchaser and its subsidiaries.

(h)	Investment Canada Act. Purchaser is a trade agreement investor within the meaning of the Investment Canada Act (Canada).

(i)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by Purchaser, and constitutes a legal, valid and binding agreement enforceable against it in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (ii) the discretion that a Court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

(j)	Authorized and Issued Capital.

(i)	The authorized capital of Purchaser consists of an unlimited number of Purchaser Shares and an unlimited number of preferred shares, issuable in series, of which the Purchaser Preferred Shares are the only series designated. As of the date hereof, 141,114,081 Purchaser Shares and 49,204,021 Purchaser Preferred Shares were issued and outstanding, and no other shares of any class or series in the capital of Purchaser were issued and outstanding.

(ii)	All Purchaser Shares to be issued pursuant to the Arrangement, upon issuance, will be validly issued as fully paid and non-assessable, will be listed for trading on the TSX and NASDAQ, and will not be subject to any contractual or other restrictions on transferability or voting, provided that Purchaser Shares issuable to certain “affiliates” (as such term is defined in Rule 405 under the U.S. Securities Act) of Purchaser may have certain restrictions on transfer imposed upon them pursuant to Rule 144 under the U.S. Securities Act. Additionally, state securities laws of the states where any U.S. persons reside may impose additional restrictions.

(iii)	There are no bonds, debentures or other evidences of indebtedness of Purchaser or its subsidiaries outstanding having the right to vote (or that are convertible or exercisable for securities having the right to vote) with Purchaser Shareholders on any matter.

(iv)	Except for the outstanding Purchaser Options, Purchaser RSUs, Purchaser PSUs and Purchaser DSUs, the Purchaser Preferred Shares, the Purchaser Warrants or as otherwise disclosed in Section 4.1(j)(iv) of the Purchaser Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any kind that obligate Purchaser to issue or sell any shares of capital stock or other securities of Purchaser or any of its subsidiaries or any securities or obligations convertible into or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Purchaser or any of its subsidiaries.

(v)	All securities of Purchaser have been issued in material compliance with all applicable Laws, including Securities Laws.

(vi)	Except as disclosed in the Purchaser Public Disclosure Record or Section 4.1(i)(vi) of the Purchaser Disclosure Letter, neither Purchaser nor any of its subsidiaries is party to any agreement, plan or arrangement that provides for any payment, benefit, acceleration of vesting or other compensation obligation to any director, officer or employee of Purchaser or any of its subsidiaries solely as a result of the execution of this Agreement or the consummation of the Arrangement, other than any such payment, benefit, acceleration or obligation that would not, individually or in the aggregate, be material to Purchaser and its subsidiaries, taken as a whole.

(vii)	All grants of Purchaser Options, Purchaser RSUs, Purchaser PSUs and Purchaser DSUs were validly issued and properly approved by the Purchaser Board in compliance in all material respects with all Laws and the Purchaser Equity Incentive Plan or the Purchaser Legacy Plans, as applicable, and recorded on Purchaser’s financial statements in accordance with IFRS.

(viii)	There are no contracts, commitments, agreements, arrangements or understandings between Purchaser or any of its subsidiaries, on the one hand, and any current holder of Purchaser Options, Purchaser RSUs, Purchaser PSUs or Purchaser DSUs on the other, which would result in any such security vesting solely as a result of the Arrangement. All dividends or distributions on securities of Purchaser that have been declared or authorized have been paid.

(k)	Significant Shareholders. Except as disclosed in Section 4.1(j)(viii) of the Purchaser Disclosure Letter or the Purchaser Public Disclosure Record, to the knowledge of Purchaser, no Person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to the Purchaser Shares.

(l)	Shareholders’ and Similar Agreements. Other than as disclosed in Section 4.1(l) of the Purchaser Disclosure Letter, Purchaser is not subject to any unanimous shareholders agreement and is not a party to any shareholder, pooling, voting, voting trust or other similar arrangement or agreement relating to the ownership or voting of any of the securities of Purchaser or of any of its subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in Purchaser or in any of its subsidiaries and Purchaser has not adopted a shareholders’ rights plan or any similar plan or agreement.

(m)	Subsidiaries.

(i)	Section 4.1(m)(i) of the Purchaser Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of all Persons, other than those set forth in Section 4.1(m)(iii) of the Purchaser Disclosure Letter, in which Purchaser owns or controls, directly or indirectly, any material equity or proprietary interest indicating (A) the jurisdiction of incorporation, organization or formation of such Person, (B) its name and (C) the percentage owned directly or indirectly by Purchaser and the percentage owned.

(ii)	Each material subsidiary of Purchaser (A) is a corporation, trust or partnership, as the case may be, duly organized and validly existing under the Laws of the jurisdiction of its incorporation, organization or formation, as the case may be, and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of such subsidiary, (B) has all requisite corporate, trust or partnership power and authority, as the case may be, to own, lease and operate its properties and assets and to conduct its business as now owned and conducted in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and (C) is duly qualified, licensed or registered to conduct business and is in good standing in each jurisdiction in which its assets are located or it conducts business, except where the failure to be so organized, validly existing, qualified, licensed, registered or in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Purchaser and its subsidiaries.

(iii)	Purchaser owns, directly or indirectly, all of the issued and outstanding shares or other equity interests of each of its material subsidiaries, free and clear of any Liens (other than Permitted Liens), and all such shares and other equity interests have been duly authorized and validly issued as fully paid and non-assessable and have been issued in material compliance with all applicable Laws and no Person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from Purchaser or any of the subsidiaries of Purchaser of any interest in any of the shares in the capital of the subsidiaries of Purchaser. Except as disclosed in Section 4.1(m)(iii) of the Purchaser Disclosure Letter, neither Purchaser nor Purchaser’s subsidiaries, beneficially or of record, owns any equity interest of any kind in any other Person.

(n)	Securities Laws Matters.

(i)	Purchaser is a “reporting issuer” under Securities Laws in each of the Qualifying Provinces, is not on the list of reporting issuers in default under the Securities Laws of such provinces and is in compliance, in all material respects, with such Securities Laws.

(ii)	Purchaser Shares are listed and posted for trading on the TSX and the NASDAQ.

(iii)	Purchaser has not taken any action to cease to be a reporting issuer in any province nor has Purchaser received notification from any Securities Authority seeking to revoke its reporting issuer status.

(iv)	Purchaser has filed with the Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed pursuant to applicable Securities Laws by Purchaser with the Securities Authorities since the date of its most recent annual filing. The documents comprising the Purchaser Public Disclosure Record did not as of the date filed (or if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such subsequent filing) contain any Misrepresentation and complied in all material respects with the requirements of applicable Securities Laws in Canada. Purchaser has not filed any confidential material change report which at the date of this Agreement remains confidential. As of the date hereof, to the knowledge of Purchaser, none of the Purchaser Public Disclosure Record is the subject of an ongoing review by the Securities Authorities in Canada, outstanding comments with respect to any Purchaser Public Disclosure Record by the Securities Authorities or outstanding investigation by the Securities Authorities in Canada.

(o)	Auditors. To the knowledge of Purchaser, Purchaser’s auditors, who audited Purchaser’s financial statements and provided their audit report, were, at the relevant time, independent public accountants as required under the Securities Laws of the Qualifying Provinces and there has never been a reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between Purchaser and such auditors or, to the knowledge of Purchaser, any former auditors of Purchaser or its subsidiaries.

(p)	Security Ownership. Other than as has been previously disclosed to Aurora in writing, none of Purchaser and its subsidiaries, their affiliates, their Representatives or any other Person acting jointly or in concert with any of them, beneficially owns or controls, directly or indirectly, economically, or through derivatives or otherwise, any securities of Aurora or any of its affiliates.

(q)	Disclosure Controls and Internal Control over Financial Reporting. Purchaser and its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorization and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets. To the knowledge of Purchaser, as of the date of this Agreement, there is no fraud that involves management or any other employees who have a significant role in the internal control over financial reporting of Purchaser.

(r)	Financial Statements. The Purchaser Financial Statements have been prepared in accordance with IFRS (subject to year-end adjustments, where applicable) applied on a basis consistent with prior periods and present fairly, in all material respects, the consolidated financial position of Purchaser and its subsidiaries as of the respective dates thereof and for the respective periods covered thereby (except as may be otherwise indicated in the Purchaser Financial Statements and the notes thereto or the related report of Purchaser’s auditors). Except as disclosed in the Purchaser Public Disclosure Record, neither Purchaser nor any of its subsidiaries has any material off-balance sheet arrangements.

(s)	Absence of Certain Changes or Events. Since June 30, 2026, other than the transactions contemplated by this Agreement, (i) Purchaser and its subsidiaries have conducted their respective businesses, in all material respects, in the Ordinary Course; and (ii) there has not occurred any change, occurrence, event or circumstance that has had, or would reasonably be expected to have, a Material Adverse Effect with respect to Purchaser.

(t)	No Undisclosed Liabilities. Purchaser and its subsidiaries have no material outstanding liabilities of the type required to be reflected as liabilities on a balance sheet prepared in accordance with IFRS, or obligations of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (i) liabilities or obligations disclosed in the Purchaser Public Disclosure Record, (ii) liabilities or obligations that are not material and were incurred in the Ordinary Course since June 30, 2026, (iii) liabilities or obligations incurred in connection with the Arrangement, and (iv) liabilities or obligations that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Purchaser and its subsidiaries.

(u)	Bankruptcy. There is no bankruptcy, liquidation, winding-up or other similar proceeding in progress or pending or, to the knowledge of Purchaser, threatened against or relating to Purchaser or any of its subsidiaries before any Governmental Entity.

(v)	Stock Exchange Compliance. Purchaser is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and the NASDAQ. No order ceasing or suspending trading in any securities of Purchaser is in effect and, to the knowledge of Purchaser, no proceedings for such purpose are pending or threatened.

(w)	Books and Records. All accounting and financial books and records of Purchaser and its subsidiaries have been maintained in accordance with sound business practices.

(x)	Compliance with Laws and Licences. Purchaser and its subsidiaries and the operation of their business are in compliance with, have not received written notice, correspondence or warning of any alleged violation, offence or breach of, and to the knowledge of Purchaser, are not under investigation or subject to any Action or complaint with respect to and have not been threatened to be charged with or notified of any alleged violation, offence or breach of, any Law applicable to them, including all Cannabis Laws, the Food and Drugs Act (Canada), all Purchaser Cannabis Licences and all other Permits, any Laws relating in whole or in part to medical records, medical information privacy, Personal Information and data protection, anti-spam, employment, employment practices, labour (including pay equity and wages, termination and severance, and unfair labour practice), health and safety and/or Environmental Laws, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Purchaser and its subsidiaries.

(y)	Regulatory Compliance. In each case except as would not be material to Purchaser and its subsidiaries, taken as a whole::

(i)	Purchaser and its subsidiaries have obtained and are in compliance with the Purchaser Cannabis Licences, all of which are in full force and effect and no application or proceeding is pending or threatened with respect to termination, revocation, adverse modification, non-renewal, suspension, or cancellation of any Purchaser Cannabis Licences and no Governmental Entity has provided Purchaser or any of its subsidiaries with notice of any of the foregoing.

(ii)	Purchaser and its subsidiaries’ production, calculation, manufacturing, labelling and other business activities are, in all material respects, being conducted (A) in compliance with the Purchaser Cannabis Licences and (B) in accordance with applicable Laws.

(iii)	Purchaser and its subsidiaries have not received any material written notice, correspondence or warning from a Governmental Entity, including Health Canada or any other governmental agency, requiring the termination or suspension of any study, test or trial conducted by, or on behalf of, Purchaser or its subsidiaries or in which Purchaser or its subsidiaries have participated and have not received any written notice or correspondence from other third parties requiring the termination or suspension of any study, test or trial conducted by others on the existing products of Purchaser and its subsidiaries or the products of Purchaser and its subsidiaries under development.

(iv)	Purchaser and its subsidiaries have only carried on business in jurisdictions in which such business is lawful and have not engaged in the cultivation, production, distribution or sale of cannabis or cannabis products in the United States or in any other jurisdiction in which such activities are prohibited under applicable Law.

(v)	Each individual who is required to hold a security clearance under Cannabis Laws in order for Purchaser or its subsidiaries to maintain the Purchaser Cannabis Licences holds, or has applied for, such security clearance.

(z)	Data Privacy and Security.

(i)	Purchaser and its subsidiaries (A) have operated their businesses for the past three (3) years in compliance, in all material respects, with all applicable Laws including Privacy Laws relating to Personal Information and data protection, including medical records and medical information privacy, that regulate or limit the collection, maintenance, use, disclosure, processing, protection, de-identification, anonymization, transmission, transfer, retention, storage, destruction and deletion of medical records, patient information or other Personal Information made available to or collected by Purchaser or its subsidiaries in connection with the operation of their business (the “Purchaser Data Requirements”) and (B) have taken all reasonable steps to implement all confidentiality, physical, technological and organizational security safeguards and other protective measures required by the Purchaser Data Requirements, in each case, in all material respects. Without limiting the foregoing, Purchaser and its subsidiaries are and have at all times been in material compliance with Privacy Laws.

(ii)	Except as disclosed in Section 4.1(z)(ii) of the Purchaser Disclosure Letter, to the knowledge of Purchaser, neither Purchaser nor any of its subsidiaries has experienced any breach, misappropriation, loss or theft, or unauthorized access, collection, use, disclosure, copying or modification of any Personal Information or any protected health information for which written notification was given or required to be given to any Person or Governmental Entity under applicable Privacy Laws.

(iii)	Neither Purchaser nor any of its subsidiaries has been notified in writing of, nor, to the knowledge of Purchaser, is the subject of, any Action, complaint, regulatory investigation or proceeding related to data security, privacy or compliance with Privacy Laws and to the knowledge of Purchaser there are no reasonable grounds for any such Action, complaint, regulatory investigation or proceeding.

(iv)	Purchaser and its subsidiaries (A) are and have been in compliance for the past three (3) years, in all material respects, with CASL and retain records sufficient to demonstrate such compliance; (B) have not been notified in writing of and, to the knowledge of Purchaser, are not the subject of, any Action, complaint, regulatory investigation or proceeding related to compliance with CASL and to the knowledge of Purchaser there are no reasonable grounds for any such Action, complaint, regulatory investigation or proceeding; and (C) have never been assessed any administrative monetary penalties or fines by any Governmental Entity for failure to comply with CASL.

(aa)	Litigation. There is no Action now pending or, to the knowledge of Purchaser, threatened against Purchaser and its subsidiaries which (i) if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Purchaser and its subsidiaries, or (ii) would restrain, enjoin or otherwise prohibit or materially delay or otherwise materially and adversely affect the consummation of the Arrangement. Neither Purchaser nor any of its subsidiaries is subject to any outstanding judgment, order, writ, injunction or decree that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Purchaser and its subsidiaries.

(bb)	Taxes. (i) Purchaser and each of its subsidiaries has duly and timely filed all material Tax Returns required by Law to be filed by them prior to the date hereof and all such material Tax Returns are complete and correct in all material respects. (ii) Purchaser and each of its subsidiaries has paid as required by Law on a timely basis all material Taxes which are due and payable, all material assessments and reassessments, and all other material Taxes due and payable by them on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of Purchaser. Purchaser and its subsidiaries have provided adequate accruals in accordance with applicable accounting standards in their books and records and in the most recently published consolidated financial statements of Purchaser for any Taxes of Purchaser and each of its subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. (iii) No material claims, audits, deficiencies, litigation or proposed adjustments are ongoing or have been asserted in writing with respect to Taxes of Purchaser or any of its subsidiaries, and neither Purchaser nor any of its subsidiaries is a party to any material action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Purchaser, threatened in writing against Purchaser or any of its subsidiaries or any of their respective assets. (iv) Purchaser and each of its subsidiaries has withheld or collected all material amounts required by Law to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so. Purchaser and each of its subsidiaries has remitted all Taxes payable by it in respect of its employees to the appropriate Governmental Entity within the time required under applicable Law. (v) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of Taxes due from Purchaser or any of its subsidiaries for any taxable period and no request for any such waiver or extension is currently pending. (vi) Purchaser has not received written notice of any material adjustment under section 247 of the Tax Act (or any foreign or provincial equivalent) that remains unresolved, and Purchaser and its subsidiaries have complied in all material respects with Laws with respect to transfer pricing, including any requirements for contemporaneous documentation. (vii) There are no circumstances in respect of which the application of sections 17, 78, 79, sections 80 to 80.04 or subsection 90(6) of the Tax Act, or any equivalent provision under Canadian provincial Law, has resulted or would reasonably be expected to result in a material liability for Taxes of Purchaser or any of its subsidiaries. Other than in the Ordinary Course, Purchaser and its subsidiaries have not claimed nor will they claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of Purchaser or its subsidiaries for any period ending after the Effective Time. (viii) Purchaser is a “taxable Canadian corporation” for the purposes of the Tax Act.

(cc)	Title to Assets. Purchaser and its subsidiaries are the sole legal and beneficial owners of and have good and marketable title to all real property owned or purported to be owned by Purchaser or any of its subsidiaries (the “Purchaser Owned Real Property”) and hold a valid leasehold interest in all real property leased or otherwise occupied by Purchaser or any of its subsidiaries under a lease, sublease, licence or other occupancy agreement (the “Purchaser Leased Properties” and, together with the Purchaser Owned Real Property, the “Purchaser Properties”), in each such case free and clear of any Liens (other than Permitted Liens). Purchaser and its subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, as applicable, all material personal property owned or leased by them, free and clear of any Liens (other than Permitted Liens), except as disclosed in the Purchaser Disclosure Letter or otherwise as would not have a Material Adverse Effect with respect to Purchaser and its subsidiaries.

(dd)	Real Property.

(i)	Except as set out in Section 4.1(dd)(i) of the Purchaser Disclosure Letter and except for Permitted Liens, there are no existing Contracts, options, rights of first refusal, leases or otherwise, to sell, transfer, lease or otherwise dispose of any Purchaser Owned Real Property, or to purchase or acquire any Purchaser Owned Real Property, and Purchaser and its subsidiaries are not aware of any circumstances which would result in any sale or disposal, whether by sale, lease, by contract, operation of law or otherwise, of any Purchaser Owned Real Property including power of sale, foreclosure, expropriation or judicial proceedings.

(ii)	Other than as set out in Section 4.1(dd)(ii) of the Purchaser Disclosure Letter, there are no material capital expenditures required to be made to any Purchaser Owned Real Property, except for capital expenditures relating to maintenance and repairs that are ordinary and routine having regard to the age of the Purchaser Owned Real Property.

(iii)	To the knowledge of Purchaser, (A) neither Purchaser and its subsidiaries nor the landlords of the Purchaser Leased Properties are in material breach of any applicable Laws, including any material building, zoning or other statutes or any official plan, or any covenants, restrictions, rights or easements affecting such Purchaser Leased Properties; (B) all buildings, structures, additions and/or improvements situated on any of the Purchaser Owned Real Property are located wholly within the boundaries of such Purchaser Owned Real Property, do not encroach on any adjoining property, are free of any structural or material defect and comply with all Laws, covenants, restrictions, rights and easements affecting the same and their use, in each case in all material respects, and no buildings, structures or other improvements on adjoining lands encroach upon any Purchaser Owned Real Property; (C) there are no outstanding work orders, non-compliance orders, deficiency notices or other such notices relative to any of the Purchaser Properties; and (D) all building, occupancy and other permits required to be obtained by Purchaser for the current use and operation of each Purchaser Property (including as a site licensed under the Purchaser Cannabis Licences) have been obtained, are in full force and effect and are being complied with in all material respects, to the extent required.

(iv)	Each Purchaser Owned Real Property is adequately serviced by utilities (or well water with adequate septic systems, if any) having adequate capacities for the normal operations of Purchaser’s facilities that are currently operating in accordance with the Purchaser Cannabis Licences and the business of Purchaser and its subsidiaries. The Purchaser Owned Real Property has enforceable rights of access to and from public streets or highways satisfactory, sufficient and adequate for the normal operations of the business of Purchaser and its subsidiaries and, to the knowledge of Purchaser, there is no fact or circumstance which exists which could result in the termination or restriction of such access.

(v)	No amounts are owing by Purchaser and its subsidiaries in respect of any of the Purchaser Properties to public utilities or any Governmental Entity (including arrears for realty taxes, local improvement charges or development charges), other than current accounts which are not in arrears. All amounts that are due for labour or materials supplied to or on behalf of Purchaser and its subsidiaries relating to the construction, alteration or repair of or on any of the Purchaser Properties have been paid in full and, to the knowledge of Purchaser, no one has filed any construction, builders’, mechanics’ or similar liens relating to the supply of work or materials to or on any of the Purchaser Properties with respect to amounts that are not in arrears.

(vi)	Other than Permitted Liens, no part of the Purchaser Properties has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given to Purchaser or, to the knowledge of Purchaser, commenced nor, to the knowledge of Purchaser, does any Person have any intent or proposal to give such notice or commence any such proceedings, and neither Purchaser nor any of its subsidiaries has received written notice of any pending or contemplated special assessment or reassessment in respect of any Purchaser Property.

(vii)	Each lease, sublease, licence or other occupancy agreement in respect of any of the Purchaser Leased Properties is in good standing in all material respects, Purchaser and its subsidiaries as tenants and, to the knowledge of Purchaser, the landlords have, as of the date hereof, complied in all material respects with their respective obligations thereunder, all consents required under any head lease or other agreement in respect of any sublease, licence or other occupancy agreement granted by Purchaser or any of its subsidiaries have been obtained, and, to the knowledge of Purchaser, there exists no claim of any kind or right of set-off against Purchaser and its subsidiaries as tenants by the landlords or against the landlords by Purchaser and its subsidiaries as tenants as of the date hereof.

(viii)	Purchaser and/or one of its subsidiaries is currently in actual possession of each Purchaser Property, and no Person other than Purchaser or its subsidiaries has any right to use or occupy any Purchaser Property or any part thereof, other than (A) in the case of the Purchaser Leased Properties, the rights of the applicable landlord expressly set out in the applicable lease, and (B) as disclosed in Section 4.1(dd)(viii) of the Purchaser Disclosure Letter. Purchaser and its subsidiaries are not in arrears of rent required to be paid pursuant to the applicable leases with respect to the Purchaser Leased Properties and no written notice of default or of any intention to terminate any such lease, sublease, licence or other occupancy agreement has been given or received.

(ix)	The Purchaser Properties constitute all of the real property used in or necessary to operate the business of Purchaser and its subsidiaries as currently conducted.

(x)	Neither Purchaser nor any of its subsidiaries has received written notice of any default or non-compliance under any of the Permitted Liens that has not been cured as of the date hereof.

(ee)	Material Contracts. In each case, except as disclosed in Section 4.1(ee) of the Purchaser Disclosure Letter or as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Purchaser and its subsidiaries, (A) Purchaser and its subsidiaries have performed the obligations required to be performed by them to date under their Material Contracts, (B) Purchaser and its subsidiaries are not in breach of or default under any of their Material Contracts, (C) each Material Contract of Purchaser and its subsidiaries is a legal, valid and binding obligation of Purchaser and its subsidiaries, is in good standing in all material respects, is in full force and effect, and is enforceable by Purchaser and its subsidiaries in accordance with its terms, except as such enforceability may be limited by (x) applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (y) the discretion that a Court may exercise in the granting of extraordinary remedies such as specific performance or injunction, and (D) Purchaser and its subsidiaries have not received written, or to the knowledge of Purchaser, other notice of, any alleged breach of or alleged default under or dispute in connection with any Material Contract of Purchaser and its subsidiaries or of any intention of any party to any Material Contract of Purchaser and its subsidiaries to cancel, terminate or otherwise modify or not renew its relationship with Purchaser and its subsidiaries.

(ff)	Environmental Matters. (i) Purchaser and its subsidiaries, the operation of their business on the Purchaser Properties and the assets of Purchaser and its subsidiaries have been and are in material compliance with all Environmental Laws. (ii) Purchaser and its subsidiaries have not been charged with or convicted of any offence, violation and/or breach of or non-compliance with Environmental Laws, or been fined or otherwise sentenced or settled any prosecution short of conviction under Environmental Laws with respect to the Purchaser Properties and, to the knowledge of Purchaser, there are no investigations, complaints, notices of judgment or commencement of proceedings of any nature relating to any breach or alleged breach of Environmental Laws with respect to Purchaser’s business and/or the Purchaser Properties, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Purchaser and its subsidiaries. (iii) To the knowledge of Purchaser, there are no Hazardous Substances located on, in or under any of the Purchaser Properties and no release of any Hazardous Substances in violation of Environmental Law has occurred on, in or from the Purchaser Properties from the operation of the business of Purchaser and its subsidiaries or the conduct of activities related to the business of Purchaser and its subsidiaries thereon except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Purchaser and its subsidiaries. (iv) Neither Purchaser nor its subsidiaries have agreed to indemnify third parties or assumed responsibility of any third parties regarding environmental matters including those with respect to Environmental Laws or the presence or release of Hazardous Substances.

(gg)	Restrictions on Business Activities. Except as prescribed by the terms and conditions applicable to the Purchaser Cannabis Licences and except as disclosed in the Purchaser Public Disclosure Record, there is no agreement, judgment, injunction, order or decree binding upon Purchaser or any of its subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Purchaser or any of its subsidiaries or the conduct of business by Purchaser or any of its subsidiaries as currently conducted in any material manner other than such agreements, judgments, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Purchaser and its subsidiaries.

(hh)	Health Canada. As of the date hereof, all Material Contracts of Purchaser and its subsidiaries and written correspondence or written notice received from Health Canada or any other Governmental Entity that has issued a Purchaser Cannabis Licence in relation to the Purchaser Cannabis Licences have been provided to or made available to Aurora and its Representatives.

(ii)	Intellectual Property.

(i)	In each case except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Purchaser and its subsidiaries: Purchaser and its subsidiaries are the exclusive owners of all Intellectual Property owned or purported to be owned by them, free and clear of all Liens other than Permitted Liens, and have a valid licence to or otherwise have the right to use, all other Intellectual Property which is material to the conduct of their business as presently conducted, including Purchaser Marks (as defined below). Purchaser and its subsidiaries exclusively own the trademarks owned or purported to be owned by them that are material to the conduct of their business as presently conducted (the “Purchaser Marks”). All applications for Purchaser Marks are valid and in good standing, and do not contain any errors or omit any information which would jeopardize the validity or registrability of any such application in respect of all of the goods and services listed therein.

(ii)	All such Intellectual Property owned by Purchaser and its subsidiaries which has been registered is valid and enforceable except as such enforceability may be limited by (A) applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (B) the discretion that a Court may exercise in the granting of extraordinary remedies such as specific performance or injunction. To the knowledge of Purchaser, no third party is infringing upon or diluting such Intellectual Property owned by Purchaser and its subsidiaries in a manner that would reasonably be expected to materially and adversely affect such Intellectual Property.

(iii)	All Canadian registrations, if any, and filings (including applications) that Purchaser and its subsidiaries have considered necessary to preserve their rights in their material Intellectual Property have been made, are in good standing and are not invalid. Purchaser and its subsidiaries have not received a communication from a Governmental Entity indicating that an application for any of the Purchaser Marks is unregistrable due to another person’s rights. Purchaser and its subsidiaries have no pending action or proceeding, nor any threatened action or proceeding, against any Person with respect to their Intellectual Property, and to the knowledge of Purchaser, there are no circumstances which cast doubt on the validity or enforceability of the registered Intellectual Property owned or used by Purchaser and its subsidiaries.

(iv)	To the knowledge of Purchaser, (A) Purchaser has not received a notice that the prior and continuing operation of the business of Purchaser and its subsidiaries interferes with, infringes upon, misappropriates, or otherwise comes into conflict with, any Intellectual Property of third parties, (B) there is no claim or demand of any Person pertaining to, or any proceeding which is pending or, to the knowledge of Purchaser, threatened, that challenges the rights of Purchaser and its subsidiaries in respect of any such Intellectual Property, or claims that any activities of the business of Purchaser and its subsidiaries (including use of Purchaser Marks) infringes, violates, or misappropriates any Intellectual Property of any Person, and (C) no facts exist which would reasonably ground an infringement or passing off claim against Purchaser and its subsidiaries by any third party in relation to their business or the Purchaser Marks.

(v)	To the knowledge of Purchaser, Purchaser and its subsidiaries have taken commercially reasonable measures to protect and maintain the confidentiality of all trade secrets, confidential know-how, confidential formulations, confidential recipes, confidential processes and other confidential information included in the Intellectual Property owned by Purchaser and its subsidiaries (including all genetic material, cultivars, strains and breeding lines), and, to the knowledge of Purchaser, there has been no unauthorized use, disclosure or misappropriation of any such trade secrets or confidential information.

(vi)	Each current and former employee, consultant and contractor of Purchaser and its subsidiaries who has contributed to the creation or development of any material Intellectual Property owned or purported to be owned by Purchaser or its subsidiaries has executed a written agreement presently assigning to Purchaser or one of its subsidiaries all of such Person’s rights in such Intellectual Property and agreeing to maintain the confidentiality thereof, or such rights have vested in Purchaser or its subsidiaries by operation of Law, and has waived any moral rights therein.

(vii)	The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of the right of Purchaser or its subsidiaries to own or use any material Intellectual Property, including under any licence of Intellectual Property to or from Purchaser or its subsidiaries.

(jj)	Labour Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Purchaser and its subsidiaries: (A) Purchaser and its subsidiaries are not party to any collective bargaining agreements, enterprise agreements, work council agreements, or analogous agreements, other than any such agreements or arrangements that apply to employees outside of Canada by operation of Law or on an industry-wide or sectoral basis; and (B) to the knowledge of Purchaser, (i) Purchaser and its subsidiaries are not subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, enterprise agreement or analogous agreement, (ii) there are no current or threatened strikes or lockouts affecting Purchaser and its subsidiaries or any complaint of unfair labour practice (other than routine individual grievances), (iii) there are no successor or related employer applications; and (iv) there are no employee associations, retiree associations, voluntary recognized or certified unions, work councils or analogous organizations authorized to represent any of the employees of Purchaser and its subsidiaries in Canada, other than as described in clause (A).

(kk)	Insurance. Purchaser and its subsidiaries maintain the insurance policies with recognized insurers as are appropriate to their business in such amounts and against such risks as are customarily carried and insured against by prudent owners of comparable business. Purchaser and its subsidiaries have no reason to believe that they will not be able to renew the existing insurance coverage of Purchaser and its subsidiaries as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue their business at a cost that would not have a Material Adverse Effect with respect to Purchaser and its subsidiaries.

(ll)	Brokers. Except as disclosed in Section 4.1(hh) of the Purchaser Disclosure Letter, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Purchaser and its subsidiaries who might be entitled to any fee or commission from Purchaser and its subsidiaries or Aurora in connection with the Arrangement. Purchaser has made available to Aurora a true and complete copy of each engagement letter with any such Person disclosed in Section 4.1(hh) of the Purchaser Disclosure Letter.

(mm)	U.S. Securities Laws. (i) The Purchaser Shares are registered under Section 12 of the U.S. Exchange Act and Purchaser is in material compliance with its reporting obligations pursuant to Section 13 of the U.S. Exchange Act as a “foreign private issuer”, as defined by Rule 3b-4 of the U.S. Exchange Act. (ii) Purchaser is not registered or required to be registered as an “investment company”, as defined in the United States Investment Company Act of 1940, as amended. (iii) None of Purchaser nor any of its predecessors or affiliates has had the registration of a class of securities under the U.S. Exchange Act revoked by the United States Securities and Exchange Commission pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated thereunder.

(nn)	Non-Arm’s Length Agreements. Except for Contracts made solely among Purchaser and its subsidiaries or as disclosed in the Purchaser Disclosure Letter or the Purchaser Public Disclosure Record, Purchaser and its subsidiaries do not have any Non-Arm’s Length Agreements and no non-scheduled payments (including payments in connection with the termination of a Non-Arm’s Length Agreement) have been made under any Non-Arm’s Length Agreement since the date of the most recent annual filing included in the Purchaser Public Disclosure Record.

(oo)	Foreign Corrupt Practices Act. Neither Purchaser nor any of its subsidiaries nor, to the knowledge of Purchaser, any director, officer, agent, employee, affiliate or other Person acting on behalf of Purchaser or any of its subsidiaries (i) is aware of or has taken any action, directly or indirectly, that has resulted or would result in a violation by any such Person of the CFPOA or the FCPA or similar legislation of any other country in which Purchaser or its subsidiaries carry on or have carried on business, including any offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” or “foreign public official” (as such terms are defined in the FCPA and the CFPOA, respectively) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the CFPOA, (ii) has made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment, and (iii) has used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity. Purchaser and its subsidiaries have conducted their businesses in compliance with the CFPOA and the FCPA and have instituted and maintain and will continue to maintain policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance with the CFPOA and the FCPA and with the representations and warranties contained herein.

(pp)	Money Laundering Laws. The operations of Purchaser and its subsidiaries are and have been conducted at all times in material compliance with Money Laundering Laws and no action, suit or proceeding by or before any regulatory authority involving Purchaser or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of Purchaser, threatened.

(qq)	OFAC. Neither Purchaser nor any of its subsidiaries nor, to the knowledge of Purchaser, any director, officer, agent, employee, affiliate or other Person acting on behalf of Purchaser or any of its subsidiaries is currently the subject or target of any United States sanctions administered or enforced by OFAC and Purchaser has not lent, contributed or otherwise made available, directly or indirectly, any funds to any subsidiary, joint venture partner or other Person or entity, for the purpose of financing the activities of any Person which, to the knowledge of Purchaser, is currently subject to any United States sanctions administered by OFAC.

(rr)	Minority Approval. Except as disclosed in Section 4.1(rr) of the Purchaser Disclosure Letter, to the knowledge of Purchaser, no other votes attached to Purchaser Shares will be required to be excluded pursuant to MI 61-101 for purposes of obtaining minority approval for the Purchaser Resolution pursuant to MI 61-101.

(ss)	Financing. Purchaser has delivered to Aurora, prior to or concurrently with the execution of this Agreement, true, complete and fully executed copies of the Financing Commitments, including all exhibits, schedules, annexes and any related fee letter, redacted only as to fee amounts, pricing, “market flex” economics and other customary economic terms, none of which redactions affects the conditionality, enforceability, termination, amount or availability of the Purchaser Financing. As of the date hereof, the Financing Commitments have not been amended, modified, supplemented, withdrawn, rescinded or terminated, no such action is contemplated, and each Financing Commitment is in full force and effect and constitutes a legal, valid and binding obligation of Purchaser and, to the knowledge of Purchaser, each other party thereto. There are no side letters or other agreements, arrangements or understandings (written or oral) relating to the Purchaser Financing other than as expressly set out in the Financing Commitments. There are no conditions precedent or other contingencies to the funding of the Purchaser Financing other than as expressly set out in the Financing Commitments, and no such condition is broader than, or in addition to, the conditions to the obligations of Purchaser set out in Sections 6.1 and 6.2 and standard conditions precedent for a “certain funds” transaction in the Financing Commitments. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Purchaser or, to the knowledge of Purchaser, any other party under any Financing Commitment. Purchaser has paid in full all commitment, engagement and other fees required to be paid on or prior to the date of this Agreement under the Financing Commitments. Purchaser has no reason to believe that any condition to the funding of the Purchaser Financing will not be satisfied on a timely basis or that the Purchaser Financing will not be available to Purchaser at the Effective Time. The net proceeds of the Purchaser Financing, together with Purchaser’s cash on hand, will be sufficient to pay the aggregate Cash Consideration and all other amounts payable by Purchaser pursuant to this Agreement and the Plan of Arrangement. Purchaser does not require any consent or waiver under its existing credit facilities or other indebtedness other than, for greater certainty, the consent of the applicable Debt Financing Sources in connection with the consummation of the Debt Financing, or any approval of Purchaser Shareholders other than the Purchaser Shareholder Approval, in order to obtain and complete the Purchaser Financing. The obligations of Purchaser under this Agreement are not subject to any financing condition.

(tt)	Product Recalls. Except as would not, individually or in the aggregate, have a Material Adverse Effect with respect to Purchaser and its subsidiaries, since January 1, 2026, neither Purchaser nor any of its subsidiaries has initiated, or been required by any Governmental Entity to initiate, any recall, withdrawal or quarantine of any cannabis product and, to the knowledge of Purchaser, there are no facts or circumstances that would reasonably be expected to result in any such recall, withdrawal or quarantine, except as would not be material to Purchaser and its subsidiaries, taken as a whole.